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As filed with the Securities and Exchange Commission on 26 July 2002

Registration No. 34-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                      to

ALLIED DOMECQ PLC
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

The Pavilions, Bridgwater Road, Bedminster Down, Bristol, BS13 8AR, England
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value £0.25 each ("ordinary shares") American Depositary Shares, each representing 4 ordinary shares ("ADSs")	New York Stock Exchange* New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

*
Not for trading, but only in connection with the registration of the ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
Not Applicable

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐    No ☒

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐                                    Item 18 ☒

i

Introduction

We are incorporated under the name of Allied Domecq PLC as a public limited company under the laws of England and Wales. We operate pursuant to our Memorandum and Articles of Association, the UK Companies Act 1985, other legislation and regulations in England and Wales and, where applicable, local legislation. Our principal executive office is located at The Pavilions, Bridgwater Road, Bedminster Down, Bristol, BS13 8AR, England, and the telephone number at that office is +44 117 978 5000.

In this registration statement, except as otherwise indicated or as the context otherwise requires, the "Company", "Group", "Allied Domecq", "we", "us" and "our" refers to Allied Domecq PLC and its subsidiaries.

You should rely only on the information contained in this registration statement. We have not authorized anyone to provide you with information that is different. The information in this registration statement may only be accurate on the date of this registration statement or on or as at any other date provided with respect to specific information.

Currency and Currency Translation

Unless we otherwise indicate in this registration statement, references to "Pound Sterling", "Pounds Sterling", "£", "pence" or "p" are to the lawful currency of the United Kingdom, all references to "US Dollars", "Dollars", "$", "cents" or "¢" are to the lawful currency of the United States.

Solely for your convenience, we have translated some Pound Sterling amounts contained in this registration statement into US Dollars. The rate used to translate such amounts was £1.00 to $1.5307, which was the noon-buying rate for cable transfers in Pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York on 1 July 2002, known as the "noon-buying rate", unless the context otherwise requires or implies. We provide the US Dollar equivalent information in this registration statement solely for the convenience of the readers of this registration statement, and you should not construe it as implying that the Pound Sterling amounts represent, or could have been or could be converted into, US Dollars at such rates or at any rate. See the section entitled "Item 3—Key Information—Exchange Rate Information" for more detailed information regarding the translation of Pounds Sterling into US Dollars.

Industry Data

In this registration statement, we refer to information regarding the premium distilled spirits market segments from Impact International, an international drinks magazine that is independent from industry participants. Impact International collects information on the premium distilled spirits market from a variety of sources, including brand owners, import and export enterprises, trade associations and governmental agencies such as the US Commerce Department.

Data provided by Impact International may differ from data we have compiled with respect to our products. Impact International is aware of and has consented to our naming them in this registration statement. We believe that all of the information in this registration statement that is based on statements from Impact International is reliable.

Trademarks

This registration statement includes names of our products, which constitute trademarks or trade names which we own or which others own and license to us for our use. This registration statement also contains other brand names, trade names, trademarks or service marks of other companies, and these brand names, trade names, trademarks or service marks are the property of those other companies.

ii

Presentation of Financial Information

Unless otherwise noted, the financial data that we present in this registration statement has been prepared in accordance with generally accepted accounting principles in the United Kingdom, or UK GAAP. UK GAAP differs in some respects from generally accepted accounting principles in the United States, or US GAAP. For a summary of the main differences between US GAAP and UK GAAP as they relate to us, see Note 34 to our Audited Consolidated Financial Statements.

Cautionary Statement Regarding Forward-Looking Information

Some statements in this registration statement represent our expectations for our business and the industries in which we operate, and involve risks and uncertainties. We principally make these forward-looking statements in the sections entitled "Item 4—Information on the Company" and "Item 5—Operating and Financial Review and Prospects". You can identify these statements by the use of words such as "believes", "expects", "may", "will", "should", "intends", "plans", "anticipates", "estimates" or other similar words. We have based these forward-looking statements on our current expectations and projections about future events. We believe that our expectations and assumptions with respect to these forward-looking statements are reasonable. However, because these forward-looking statements include risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including the factors discussed in the section entitled "Item 3—Key Information—Risk Factors".

We undertake no obligation publicly to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Given these considerations, you should not place undue reliance on such forward-looking statements.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Directors and Senior Management

For a description of our Directors and senior management, see the section entitled, "Item 6—Directors, Senior Management and Employees".

Auditors

Our independent auditors for the three years ended 31 August 2001 have been KPMG Audit Plc, 8 Salisbury Square, London EC4Y 8BB, England.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

You should read the following selected historical consolidated financial data in conjunction with the section entitled "Item 5—Operating and Financial Review and Prospects", our Audited Consolidated Financial Statements and our Unaudited Interim Consolidated Financial Statements and the related Notes appearing elsewhere in this registration statement.

In September 1999, we restructured our business to focus on our spirits and wine business, which we refer to as our Spirits & Wine business, and our quick service restaurants business, which we refer to as our QSR business, by disposing of our managed and leased pub business and our 50% interest in a liquor store joint venture, which we collectively refer to as our UK Retail business, to Punch Taverns Group Limited. Accordingly, we treat the UK Retail business, which represented 38% of our total turnover during the year ended 31 August 1999, the last full financial year prior to its disposal, as a discontinued business.

Our selected historical consolidated financial data for the three years ended 31 August 2001 have been derived from our Audited Consolidated Financial Statements and the Notes thereto appearing elsewhere in this registration statement. Our selected historical consolidated financial data for the six months ended 28 February 2002 and 2001 have been derived from our Unaudited Interim Consolidated Financial Statements and the Notes thereto also appearing elsewhere in this registration statement. In the opinion of our management, our Unaudited Interim Consolidated Financial Statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of our results for the unaudited interim periods. The Unaudited Interim Consolidated Financial Statements for the six months ended 28 February 2002 may not be indicative of our results for the full financial year.

We have implemented Financial Reporting Standard 19—Deferred Tax in the six month period ended 28 February 2002. As a result, our Audited Consolidated Financial Statements as at 31 August 2001 and 2000, and for the three year period ended 31 August 2001 have been restated. Our Unaudited Interim Consolidated Financial Statements as at 28 February 2001 and for the six month period ended 28 February 2001 have also been restated.

Our consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain respects from generally accepted accounting principles in the United States, or US GAAP. See Note 34 to our Audited Consolidated Financial Statements and Note 16 to our Unaudited Interim Consolidated Financial Statements for a summary of the main differences between UK GAAP and US GAAP as they relate to us.

UK GAAP Information

	Six months ended 28 February
				Year ended 31 August (restated)
Consolidated profit and loss account
	2002(1)	2002	2001(6)	2001(1)	2001(6)	2000(6)	1999(6)	1998(6)	1997(6)
	$	£	£	$	£	£	£	£	£
	(unaudited)
	(million, except for per share and dividend data)
Turnover:
Continuing operations	2,608	1,704	1,457	4,407	2,879	2,602	2,408	2,398	2,506
Discontinued operations(2)	–	–	–	–	–	30	1,695	1,910	1,943

Total turnover(3)	2,608	1,704	1,457	4,407	2,879	2,632	4,103	4,308	4,449
Trading profit:
Continuing operations	479	313	277	903	590	487	430	419	410
Discontinued operations	–	–	–	–	–	13	241	302	305

Total trading profit	479	313	277	903	590	500	671	721	715
Finance charges	(95)	(62)	(41)	(138)	(90)	(83)	(92)	(106)	(108)

Trading profit before the following items:	384	251	236	765	500	417	579	615	607
Goodwill amortization and exceptional items	149	97	(4)	(18)	(12)	(3)	–	–	–
Exceptional operating costs	(20)	(13)	(6)	(14)	(9)	(54)	(253)	(87)	–
Profits/(losses) on sales of businesses and fixed assets	–	–	–	9	6	59	167	(37)	(5)
Debenture/loan stock repayment premia	–	–	–	–	–	–	(272)	(36)	–

Profit on ordinary activities before taxation	513	335	226	742	485	419	221	455	602
Taxation	(153)	(100)	(59)	(196)	(128)	(80)	(140)	(187)	(166)
Minority interests and preference dividends	(12)	(8)	(6)	(20)	(13)	(9)	(6)	(21)	(31)

Profit earned for ordinary shareholders	348	227	161	526	344	330	75	247	405

Earnings and dividends
Earnings per ordinary share:
Basic and diluted	33.1¢	21.6p	15.2p	49.9¢	32.6p	31.2p	7.2p	23.7p	39.0p
Earnings per ordinary share before goodwill amortization, exceptional items and discontinued operations:
Basic and diluted(4)(5)	26.3¢	17.2p	16.1p	51.9¢	33.9p	28.6p	22.3p	19.8p	18.1p
Dividends per ordinary share	7.5¢	4.9p	4.5p	18.5¢	12.1p	11.0p	15.0p	25.3p	24.4p
Weighted average ordinary shares used in earnings per share calculation	1,049	1,049	1,056	1,054	1,054	1,059	1,047	1,042	1,039

	As at 28 February
			As at 31 August (restated)
Consolidated balance sheet data
	2002(1)	2002	2001(1)	2001(6)	2000(6)	1999(6)	1998(6)	1997(6)
	$	£	$	£	£	£	£	£
	(unaudited)
	(million)
Fixed assets	2,775	1,813	2,368	1,547	762	2,908	2,938	2,927
Net current assets excluding net borrowings	2,148	1,403	1,544	1,009	989	911	696	665
Creditors over one year and provisions	(491)	(321)	(448)	(293)	(296)	(285)	(243)	(233)

Total assets	4,432	2,895	3,464	2,263	1,455	3,534	3,391	3,359
Short-term borrowings less cash	(1,756)	(1,147)	(1,009)	(659)	(446)	(535)	(543)	(77)
Loan capital	(1,803)	(1,178)	(1,829)	(1,195)	(806)	(780)	(858)	(1,065)

Net assets	873	570	626	409	203	2,219	1,990	2,217

US GAAP Information

	Six months ended 28 February
							Year ended 31 August
Consolidated profit and loss account data
	2002(1)		2002		2001		2001(1)		2001		2000
	$		£		£		$		£		£
	(million, except for per share data)
Turnover	2,448		1,599		1,397		4,223		2,759		2,520
Trading profit	488		319		220		880		575		373
Net income:
Continuing operations(7)	251		164		75		508		332		266
Discontinued operations	–		–		–		–		–		1,288

Net income(7)	251		164		75		508		332		1,554

Basic and diluted net earnings per share:
Continuing operations(7)	23.9	¢	15.6	p	7.1	p	48.2	¢	31.5	p	25.1	p
Discontinued operations	–	¢	–	p	–	p	–		–		121.6	p

Total(7)	23.9	¢	15.6	p	7.1	p	48.2	¢	31.5	p	146.7	p

	As at 28 February		As at 31 August
Consolidated balance sheet data
	2002(1)	2002	2001(1)	2001	2000
	$	£	$	£	£
	(million)
Total assets	8,731	5,704	8,051	5,260	4,285
Shareholders' funds and minorities	2,391	1,562	2,376	1,552	1,579

Notes:

(1)
Amounts translated for convenience at the noon-buying rate on 1 July 2002 of £1.00=$1.5307.
(2)
Discontinued operations relate primarily to the disposal of our UK Retail business to Punch Taverns Group Limited and the disposal of Cantrell & Cochrane in 1999.
(3)
In the years ended 31 August 2000 and 1999, turnover respectively included £12 million and £624 million of our share of turnover from third-party ventures.
(4)
Earnings per share of 17.2p in the period ended 28 February 2002 (2001: 16.1p) has been calculated on earnings before goodwill amortization and exceptional items of £180 million (2001: £170 million) divided by the average number of shares of 1,049 million (2001: 1,056 million).
(5)
Earnings per share of 33.9p in the year ended 31 August 2001 (2000: 28.6p, 1999: 22.3p) has been calculated on earnings before goodwill amortization, exceptional items and discontinued operations of £357 million (2000: £303 million, 1999:

  £234 million) divided by the average number of shares of 1,054 million (2000: 1,059 million, 1999: 1,047 million). However, in October 2001, the Mexican Supreme Court ruled that the excise duty regime imposed on large spirits companies in Mexico was inequitable and awarded damages to several of the plaintiffs, including us. The Mexican Supreme Court has awarded compensation of Pesos 1.5 billion (£112 million at the then current exchange rates) plus applicable interest and inflation adjustments. Our earnings for the year ended 31 August 2001 include a net benefit to earnings of £30 million. Excluding this earnings benefit, earnings per ordinary share before goodwill amortization and exceptional items would have been 31.0p. In the period ended 28 February 2002, the Mexican excise rebate has been treated as an exceptional item. For a further description of the Mexican excise rebate, see "Item 5—Operating and Financial Review and Prospects—Factors Affecting Results of Operations—Mexican Excise Rebate".

(6)
As explained within the Accounting Policies section of our Audited Consolidated Financial Statements we adopted Financial Reporting Standard 19—Deferred Tax in the six month period ended 28 February 2002 which resulted in the restatement of the financial statements of prior periods. The following table provides a reconciliation between profit earned for ordinary shareholders and earnings per ordinary share as originally reported and after adoption of FRS 19.

	Six months ended 28 February			Year ended 31 August (restated)
	2002	2002	2001	2001(1)	2001	2000	1999	1998	1997
	$	$	£	£	$	£	£	£	£
	(unaudited)
	(million, except for per share)
Profit earned for ordinary shareholders—as originally reported	348	227	161	526	344	317	76	274	401
Adoption of FRS 19—Deferred Tax	–	–	–	–	–	13	(1)	(27)	4

Profit earned for ordinary shareholders—restated	348	227	161	526	344	330	75	247	405

Earnings per ordinary share—basic and diluted as originally reported	33.1	21.6	15.2	49.9	32.6	29.9	7.3	26.3	38.6
Adoption of FRS 19—Deferred Tax	–	–	–	–	–	1.2	(0.1)	(2.6)	0.4

Earnings per ordinary share—basic and diluted restated	33.1	21.6	15.2	49.9	32.6	31.2	7.2	23.7	39.0

(7)
As explained in Note 16 to our Unaudited Interim Consolidated Financial Statements, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142 on 1 September 2001. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but instead tested for impairment at least annually. If such amortization were excluded from results for prior periods, net income (and earnings per share) would be increased by £29 million (2.7p), £61 million (5.9p) and £56 million (5.3p) for the six month period ended 28 February 2001 and the years ended 31 August 2001 and 2000, respectively.

Dividends

Our Board of Directors normally declares an interim dividend in respect of each fiscal year in April for payment in July. The final dividend in respect of each fiscal year is normally recommended by our Board of Directors in October and paid in February following approval by our shareholders.

The following table sets out the dividends paid on our ordinary shares and American Depositary Shares, or ADSs, in respect of each of the five years ended 31 August 2001. During each of the periods set out below, each of our ADSs represented a beneficial interest in one ordinary share. In September 1999, we restructured our business and disposed of our UK Retail business. In connection with the disposal, we returned the value of our UK Retail business, approximately £2.6 billion, to our shareholders. Accordingly, our Board of Directors did not declare a final dividend with respect to the year ended 31 August 1999. Interim and final dividends declared in respect of the years ended 31 August 2000 and 2001 reflect our restructured business.

	Year ended 31 August
	2001		2000		1999		1998		1997
per ordinary share
Interim	4.50	p	4.00	p	15.00	p	9.73	p	9.44	p
Final	7.60	p	7.00	p	–		15.60	p	15.00	p

Total	12.10	p	11.00	p	15.00	p	25.33	p	24.44	p

per ADS(1)
Interim	5.40	¢	4.79	¢	22.34	¢	14.55	¢	14.21	¢
Final	9.60	¢	9.13	¢	–		23.30	¢	22.51	¢

Total	15.00	¢	13.92	¢	22.34	¢	37.85	¢	36.72	¢

Note:

(1)
Each ADS represents a beneficial interest in one ordinary share.

We have recently entered into an amended and restated deposit agreement, which we refer to as the Deposit Agreement, among ourselves, JPMorgan Chase Bank, as depositary of our ADSs, and the holders of our American Depositary Receipts, or ADRs. The amended and restated Deposit Agreement, among other things, amends the terms of our ADSs so that each ADS represents a beneficial interest in four of our ordinary shares. In the future, payments of dividends per ADS will represent payments on the four ordinary shares underlying that ADS.

Our dividends are payable in Pounds Sterling. Dividends paid by the depositary in respect of ADSs are paid in US Dollars based on market rates of exchange that may differ from the noon-buying rate on the payment day. See the section entitled "Item 12—Description of Securities other than Equity Securities—American Depositary Shares and American Depositary Receipts" for a description of dividend payments on ADSs.

Our Board of Directors has concluded that the appropriate level of dividend cover, earnings per share divided by dividend per share, should be approximately 2.5 and that our dividends should grow in line with growth in underlying earnings. This supports our strategic objective to optimize the efficiency of our capital structure while maintaining prudent financial ratios. We believe that this policy will enable us to retain sufficient cash flow to finance both investment in brands and future capital expenditure. We measure the returns on such expenditure against the benefits of returning capital to shareholders. Nevertheless, our future dividends depend upon our earnings, financial condition and other factors, and as a result, we cannot assure you that the interim and final dividends that we paid in the past are indicative of future interim or final dividends.

A revised income tax convention between the United States and the United Kingdom is currently being ratified. This may affect the US Federal income tax consequences of owning our ordinary shares or ADSs, including the taxation of dividend payments. For a more detailed discussion of those and other tax consequences of owning our ordinary shares or ADSs, see the section entitled "Item 10—Additional Information—Taxation".

Exchange Rate Information

The following tables set out the low, high, average and period-end exchange rates for the years indicated and the low and high exchange rates for the past six months. These rates, expressed in US Dollars per Pound Sterling, are based on the noon-buying rates for cable transfers in Pounds Sterling as certificated for customs purposes by the Federal Reserve Bank of New York. The average rates reflect the average of the noon-buying rates on the last business day of each month during the relevant year. We have provided these rates for your convenience. They are not the rates we have used in this registration statement for currency translations or, where applicable, in the preparation of the financial statements included in this registration statement.

	Annual exchange rates of US Dollars per £1.00 for the year ended 31 August
	2001	2000	1999	1998	1997
Low	1.3730	1.4514	1.5515	1.5827	1.5515
High	1.5045	1.6765	1.7222	1.7035	1.7123
Average	1.4418	1.5667	1.6303	1.6550	1.6363
Period-End	1.4510	1.4515	1.6086	1.6760	1.6203
	June 2002	May 2002	April 2002	March 2002	February 2002	January 2002	December 2001	November 2001
Low	1.4574	1.4474	1.4310	1.4190	1.4177	1.4074	1.4164	1.4588
High	1.5285	1.4676	1.4540	1.4270	1.4322	1.4482	1.4095	1.4650

On 19 July 2002, the noon-buying rate was £1.00=$1.5785.

Exchange Controls and Other Limitations Affecting Security Holders

There are currently no UK foreign exchange control restrictions on our operations or affecting the remittance of dividends. Any dividends we pay to holders of our ADSs may be subject to UK or other taxation. You should read the information in the section entitled "Item 10—Additional Information—Taxation" for a more detailed discussion of the tax consequences of investing in our ADSs. There are no restrictions under our Memorandum and Articles of Association or under the laws of England and Wales that limit the right of non-resident or foreign holders to hold or exercise voting rights in connection with our ordinary shares.

Capitalization and Indebtedness

The following table shows our indebtedness and capitalization as at 28 February 2002 and as adjusted in accordance with UK GAAP, to reflect our use of existing debt facilities and the issuance of ordinary shares to finance acquisitions since 28 February 2002 as well as other changes as at 1 July 2002. You should read this table in conjunction with the section entitled "Item 5—Operating and Financial Review and Prospects", our Audited Consolidated Financial Statements and our Unaudited Interim Consolidated Financial Statements and the related Notes appearing elsewhere in this registration statement.

	As at 28 February 2002	As adjusted		As adjusted(1)
	£	£		$
		(million)
Long-term debt (excluding current maturities):
Secured(2)	48	48		73
Unsecured	1,130	1,759		2,693

Total long-term debt	1,178	1,807	(3)	2,766	(3)
Equity shareholders' funds:
Called-up share capital	267	277	(4)	424	(4)
Share premium account	26	165		253
Merger reserve	(823)	(823)		(1,260)
Profit and loss account	1,032	1,032		1,580

Total equity shareholders' funds	502	651		997
Minority interests	75	75		115

Total capitalization	1,755	2,533		3,878

Notes:

(1)
Amounts translated for convenience at the noon-buying rate on 1 July 2002 of £1.00=$1.5307.

(2)
Secured long-term debt refers to a NZ Dollar 225 million revolving credit facility that is secured by a charge over the assets of Montana Group (NZ) Limited, or Montana®. We acquired Montana in August 2001.

(3)
The increase in total long-term debt represents approximately £629 million net proceeds from the offering of EUR600 million notes due 2009 and £250 million notes due 2014 to finance the acquisition of Malibu®, Mumm Cuvée Napa® and associated assets from Diageo plc. The acquisition was completed on 22 May 2002.

(4)
Reflects the private placement of 39 million new ordinary shares for net proceeds of £149 million to fund part of the cost of acquiring Malibu, Mumm Cuvée Napa and associated assets from Diageo plc.

Save as disclosed above, there have been no material changes to our indebtedness or capitalization since 28 February 2002.

Risk Factors

Investors, holders and prospective purchasers of our ADSs and ordinary shares should, in addition to paying due regard to the Cautionary Statement Regarding Forward-Looking Information noted above, also carefully consider all of the information set out in this registration statement. In particular, you should consider the special features applicable to an investment in us, including those set out below.

Factors Relating to Our Business

Contamination or other circumstances could harm the brand integrity or customer support for our brands and adversely affect the sales of those products.

The success of our brands depends upon the positive image that consumers have of those brands, and contamination, whether arising accidentally or as a consequence of deliberate third party action, or other events that harm the brand integrity or consumer support for those brands, could adversely affect their sales. We purchase most of the raw materials for the production of our spirits and wine from third-party producers or on the open market. Contaminants in those raw materials or defects in the distillation or fermentation process could lead to low beverage quality as well as illness among or injury to our consumers and may result in reduced sales of the affected brand or all of our brands. Also, to the extent that third parties sell products which are either counterfeit versions of our brands or brands that look like our brands, consumers of our brands could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brands in the future and in turn could impair brand equity and adversely affect our sales and operations.

In addition, we have entered into agreements with third parties to produce ready-to-drink and other products that will carry our brands and trademarks. Also, as part of the transition process of transferring Malibu, a coconut-flavored rum-based spirit, from Diageo plc to us, Diageo will produce, and, together with other third parties, will package, Malibu until the end of the nine-month period after the completion of the acquisition. If these third parties contaminate or cause a decrease in the quality of these products, they could tarnish the overall reputation of the relevant brands and may result in reduced sales of the affected brand or brands.

Sales from our portfolio of premium branded spirits and wine may be disproportionately affected relative to non-premium branded drinks products by an economic downturn or recession in our key markets.

We believe that during times of economic uncertainty or hardship consumers may choose to purchase lower value consumer goods as opposed to higher value consumer goods, which include our premium branded spirits and wine. Reduced sales by our Spirits & Wine business as a result of an economic downturn or recession in certain key markets, particularly the United States, Mexico, South Korea, Spain and the United Kingdom, may have an adverse effect on the results of operations of our Spirits & Wine business. Because turnover of our Spirits & Wine business represented 89% of our total turnover during the year ended 31 August 2001, a reduction in sales of our premium branded spirits and wine in those key markets could have an adverse effect on our results of operations and business prospects as a whole.

Regulatory decisions and changes in the legal and regulatory environment in the countries in which we operate could limit our business activities or increase our operating costs.

As a leading international branded drinks and retailing group, our business is subject to extensive regulatory requirements regarding production, distribution, marketing, advertising and labeling in the countries in which we operate. In addition, our products are subject to differing import and excise duties in the countries in which we operate. Regulatory decisions or changes in the legal and regulatory requirements in these areas may have the following effect on our business:

  •
  Product recall:    Governmental bodies in the countries in which we operate may have enforcement powers that can subject us to actions such as product recall, seizure of products and other sanctions, each of which could have an adverse effect on our sales or damage our business.

  •
  Advertising and promotion:    Governmental bodies in the countries in which we operate may impose limitations on advertising activities used to market alcoholic beverages such as prohibition or limitations on the television advertising of spirits. These limitations may inhibit or restrict our ability to maintain or increase the strong consumer support for and recognition of our brands in key markets and may adversely affect our results of operations.

  •
  Labeling:    Governmental bodies in the countries in which we operate may impose additional labeling and production requirements. Changes to labeling requirements for alcoholic beverages, including our portfolio of premium branded spirits and wine, may detract from their appeal to consumers and as a result, lead to a reduction in sales of those beverages. In addition, this may result in increased costs.

  •
  Import and excise duties:    Our products are subject to import and excise duties. An increase in import or excise duties may reduce overall consumption of our premium branded spirits and wine or cause consumers to prefer lower-taxed spirits and wine to ours.

We depend upon our trademarks and proprietary rights, and any failure to protect our intellectual property rights or any claims that we are infringing upon the rights of others may adversely affect our competitive position.

Our success depends, in large part, on our ability to protect our current and future brands and products and to defend our intellectual property rights. We have been issued numerous trademarks covering our brands and products and have filed, and expect to continue to file, trademark applications seeking to protect newly-developed brands and products. We cannot be sure that trademarks will be issued with respect to any of our pending trademark applications or that our competitors will not challenge, invalidate or circumvent any existing or future trademarks issued to, or licensed by, us.

If we do not successfully anticipate changes in consumer preferences and tastes, sales of our products could be adversely affected.

Our portfolio includes a range of premium branded spirits and wine and food products. Maintaining our competitive position depends on our continued ability to offer products that have a strong appeal to consumers. For example, we have recently developed two ready-to-drink beverages, Stolichnaya® Citrona™ and Sauza® Diablo™, in partnership with the Miller Brewing Company. Consumer preferences may shift due to a variety of factors, including changes in demographic and social trends or changes in travel, vacation or leisure activity patterns. Any significant shift in consumer preferences coupled with our failure to anticipate and react to such changes could reduce the demand for certain products in our portfolio resulting in reduced sales or harm to the image of our brands.

A substantial decrease in our ability to supply our consumers with our products could adversely affect the results of our operations.

An interruption or substantial decrease in our ability to supply customers of our brands could damage our sales and image as well as our relationships with customers and consumers. Problems which might constrain supply or lead to increased costs include:

  •
  Climate, agriculture and nature:    A number of our products such as champagne, cognac, wine, some whiskies and tequila depend on agricultural produce from demarcated regions. If any of these regions were to experience weather variations, natural disasters, pestilence or other occurrences, we might not be able to obtain readily a sufficient supply of these commodities and there could be a decrease in our production of the product from that region or an increase in its cost. For example, a recent shortage of agave, the primary raw material used in the production of tequila, led to the decreased production and sale of our tequila products during the years ended 31 August 2000 and 2001.

  •
  Loss of inventory:    We have a substantial inventory of aged product categories, principally Scotch whisky, Canadian whisky, cognac, brandy and fortified wine, which mature over periods of up to 30 years. As at 31 August 2001, our maturing inventory amounted to £905 million. While our maturing inventory is stored at numerous locations throughout the world, the loss through fire or other natural disaster of all or a portion of our stock of any one of those aged product categories may not be replaceable and, consequently, may lead to a substantial decrease in supply of those products.

We have entered into arrangements with third parties in various key markets, and the termination of our relationship with those third parties for any reason may adversely affect our results of operations in those key markets and our results of operations and business prospects as a whole.

We have relationships with third parties throughout our business. The breakdown of some of these relationships could immediately limit our access to customers and, as a result, damage short- and long- term performance. These relationships include:

  •
  Distribution partnerships:    We have agreements with third parties to distribute and in some cases manufacture our products in various key markets, including Jinro Limited, in South Korea, and Suntory Limited, in Japan. A change in these relationships could seriously interrupt our business in those countries in both the long- and short-term.

  •
  Brand distribution rights:    We distribute some third party brands through our global spirits and wine distribution network. In particular, we have recently acquired the trademark rights to the Stolichnaya brand of vodka in the United States. We have an exclusive distribution agreement with Spirits International NV and S.P.I. Spirits (Cyprus) Limited, which together we refer to as SPI Spirits, to distribute Stolichnaya vodka in the United States and the right of first refusal over the distribution of the Stolichnaya brand as it becomes available in countries outside the United States. We understand SPI Spirits and the Russian government are currently involved in a dispute over the trademark rights to Stolichnaya. While we are not a party to the dispute, there is a risk that the Russian government may take action that prevents our supplier entirely fulfilling its obligations to us. Any sustained interruption in the supply may adversely affect our business.

  •
  Franchisees:    We entrust the management of each quick service restaurant to franchisees. Differing levels of quality or service at each quick service restaurant or improper management by any of these franchisees could compromise the consumer image of our quick service restaurant brands and adversely affect our business performance.

  •
  International retail customers:    Multiple retail chains are an important channel for our Spirits & Wine business. The increasing consolidation of the supermarket industry worldwide is resulting in the creation of a small number of powerful international retailers. The concentration of our business in fewer, larger, customers could present a significant risk to us if mutually beneficial relationships are not sustained.

Failure to successfully integrate and manage acquired businesses and brands could adversely impact current and future business performance and potentially impact our ability to meet our increased debt obligations.

We have acquired a number of businesses and brands in the last two years and have incurred an amount of additional debt to finance them. As at 31 August 2001, our net debt was £1,854 million, an increase of £602 million from 31 August 2000, and as at 28 February 2002 our net debt was £2,325 million. The ability of these acquired businesses to make a positive contribution to our business will depend on our ability to integrate them successfully into our existing operations and optimize the benefit that comes from the synergies arising throughout our various businesses. If we do not achieve successful integration of our new businesses, we may not achieve the financial and operational benefits we currently anticipate and as a result, may not be able adequately to service our increased debt obligations. In addition, the successful integration of our newly acquired businesses may require greater amounts of management time and resources than we currently anticipate and thereby have an adverse effect on the conduct of our business, financial condition and results of operations.

Litigation and publicity concerning product quality, health and other issues may cause consumers to avoid our products and may result in liabilities.

Litigation and complaints from consumers or government authorities resulting from beverage and food quality, illness, injury and other health concerns or other issues stemming from one product or a limited number of products, including ready-to-drink and other products produced by licensees or franchisees may affect our industry. More specifically, we may be the subject of class action or other litigation relating to these allegations. Any litigation or adverse publicity surrounding any of these allegations may negatively affect us and our licensees, regardless of whether the allegations are true, by discouraging consumers from buying our products. In addition, litigation could result in a judgment for significant damages against us. We could also incur significant litigation costs and the diversion of management time as a result of a lawsuit or claim regardless of the result.

It may be difficult for you to effect service of process and enforce legal process against our directors outside of the United States.

None of our Directors is a resident of the United States, and most of their assets are located outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon them or to enforce against them judgments of US courts predicated upon civil liability provisions of the US federal or state securities laws.

The United States has not entered into a treaty with England and Wales providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. As a result, a final judgment for payment rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon US securities laws, would not automatically be enforceable in England and Wales. In order to enforce any judgments in England and Wales, proceedings must be initiated by way of separate action before a court of competent jurisdiction in England or Wales. In an action of this character, a court in England or Wales will generally not reinvestigate the merits of the original matter decided by a US court and will enforce a final and conclusive judgment of the US court for a definite sum of money, provided that the circumstances in which the US court took jursdiction are recognized as sufficient under the law of England and Wales to establish the competence of the US court for enforcement purposes and unless there is a valid ground for objection or impediment to enforcement of the judgment including, but not limited to, the following:

  •
  the recognition or enforcement of the judgment would contravene the public policy of England and Wales,

  •
  the judgment is for a tax, penalty or fine or in respect of any other charges of a like nature,

  •
  the judgment has been obtained by fraud or in breach of the principles of natural justice,

  •
  before the date on which the US court gave judgment, the matter in dispute had been the subject of a final judgment of another court whose judgment is enforceable in England and Wales,

  •
  the judgment is for an amount arrived at by doubling or otherwise multiplying a sum assessed as compensation for loss or damage sustained,

  •
  an applicable limitation period has expired or there is an undue delay, and

  •
  the judgment debtor is subject to any insolvency or similar proceedings or has any set off or counterclaim against the judgment creditor.

Although holders of our ordinary shares or ADSs may be able to enforce in England and Wales judgments in civil and commercial matters obtained from US federal and state courts, we cannot assure you that these judgments will be enforceable. In addition, there is doubt as to whether a court in England or Wales would accept jurisdiction and impose civil liability in an original action predicated solely upon US federal securities laws.

Factors Relating to Our Ordinary Shares and ADSs

Our ADSs may have fewer and less well-defined shareholders' rights as compared with shareholders' rights of similar US companies.

Our Memorandum and Articles of Association and the corporate law of England and Wales differ from the legal principles that would apply to us if we were incorporated in a jurisdiction in the United States. In particular, your rights to protect your interests relative to actions taken by our Board of Directors may be fewer and less well-defined than under the laws of the United States.

Some entitlements are not available to US holders of our ordinary shares and ADSs.

Due to various laws and regulations of the United States as well as those of England and Wales, US holders of our ordinary shares or ADSs may not be entitled to all of the rights possessed by holders of our ordinary shares in England and Wales. For instance, US holders of our ordinary shares or ADSs may not be able to exercise any pre-emptive or preferential rights relating to their ordinary shares or ADSs unless a registration statement under the Securities Act of 1933 is effective or an exemption from the registration requirements thereunder is available.

Item 4. Information on the Company

Overview

We are a leading international branded drinks and retailing group. Our business comprises one of the world's largest international spirits and wine groups, which we refer to as our Spirits & Wine business, and a leading international quick service restaurants group, which we refer to as our QSR business. During the year ended 31 August 2001, our turnover was £2,879 million and trading profit was £590 million.

Our Spirits & Wine business manufactures, markets and sells a portfolio of premium branded spirits, which Impact International estimates includes 14 of the top 100 premium distilled spirit brands by volume, and a growing portfolio of premium branded wines. Our Spirits & Wine business operates through a global distribution network in over 50 countries and generates approximately 40% of its trading profit, excluding the Mexican excise rebate, in North America and 31% in Europe. During the year ended 31 August 2001, turnover of our Spirits & Wine business was £2,571 million and trading profit was £505 million. Turnover and trading profit of our Spirits & Wine business represented approximately 89% and 86% of our total turnover and trading profit in that year.

Our QSR business operates an international franchise business, which comprises over 10,000 outlets. Our QSR business is comprised of Dunkin' Donuts®, one of the world's leading coffee and baked goods chains; Baskin-Robbins®, one of the world's leading ice cream franchises; and Togo's®, a sandwich chain operating principally on the West coast of the United States. During the year ended 31 August 2001, turnover of our QSR business was £308 million and trading profit was £72 million. Turnover and trading profit of our QSR business represented approximately 11% and 12% of our total turnover and trading profit in that year.

We also hold a 25% interest in Britannia Soft Drinks Ltd., a UK company engaged in the manufacture and sale of soft drinks.

The following table sets out for each of the three years ended 31 August our turnover and trading profit by business segment.

	Year ended 31 August
	2001		2000		1999
	£	%	£	%	£	%
	(million, except percentages)
Turnover(1)
Spirits & Wine	2,571	89	2,297	88	2,110	88
QSR	308	11	305	12	298	12

Total	2,879	100	2,602	100	2,408	100

Trading Profit(2)
Spirits & Wine	505	86	414	85	369	86
QSR	72	12	64	13	53	12
Other(3)	13	2	9	2	8	2

Total	590	100	487	100	430	100

Notes:

(1)
Turnover for our Spirits & Wine business includes excise duty paid on our spirits and wine products and for our QSR business primarily comprises franchise income. Turnover for both our Spirits & Wine and QSR businesses excludes discontinued operations.

(2)
Trading profit is stated before exceptional items, goodwill amortization and finance charges and excludes discontinued operations. In addition, trading profit during the year ended 31 August 2001 includes the effect of the Mexican excise rebate. For more information about the Mexican excise rebate, see "Item 5—Operating and Financial Review and Prospects—Factors Affecting Results of Operations—Mexican Excise Rebate".

(3)
Other comprises our share of profits from our investment in Britannia Soft Drinks Ltd.

The following table sets out for each of the three years ended 31 August 2001, 2000 and 1999 our turnover by geographic market:

	Year ended 31 August
	2001		2000		1999
	£	%	£	%	£	%
	(million, except percentages)
Geographical analysis
Turnover
Europe	982	34	968	37	1,003	42
Americas	1,542	54	1,392	54	1,192	49
Rest of World	355	12	242	9	213	9

Total	2,879	100	2,602	100	2,408	100

History and Development

The Company was established in 1961 by the merger of three UK brewing and pub retailing companies. Since then, we have grown to become a leading international branded drinks and retailing company with operations in the spirits and wine industry, the quick service restaurants industry and, until recently, the retail pub industry.

Spirits & Wine Business

The key events in the growth of our Spirits & Wine business were:

  •
  In 1966, we acquired Harveys of Bristol, a UK based producer of spirits and wine and the owner of Harveys® sherry and Cockburn's® port;

  •
  In 1986, we acquired the Canadian distillers Hiram Walker, Gooderham & Worts, owners of a large premium branded spirits portfolio including Ballantine's® whisky, Canadian Club® whisky, Courvoisier® cognac and Kahlúa® coffee liqueur;

  •
  In 1988, we entered into a spirits distribution arrangement with Suntory Limited, a leading spirits distributor in Japan;

  •
  In 1990, we acquired James Burrough Limited, distillers of Beefeater® gin;

  •
  In 1994, we acquired Pedro Domecq S.A., a leading spirits producer and marketer in Spain and Mexico;

  •
  In 2000, we established a spirits production and distribution venture with Jinro Limited in South Korea;

  •
  In 2000, we entered into a Trademark, Supply and Distribution Agreement with SPI granting us exclusive distribution and trademark rights in respect of its various vodka brands, including Stolichnaya in the United States;

  •
  In 2001, we acquired Kuemmerling GmbH, a German spirits producer; and

  •
  In 2002, we acquired Malibu, a coconut-flavored rum-based spirit.

We have recently increased the scope of our premium wine portfolio through a series of acquisitions, namely:

  •
  In 2001, we acquired G. H. Mumm & Cie and Champagne Perrier Jouët, champagne producers;

  •
  In 2001, we acquired Montana Group (NZ) Limited, New Zealand's largest winemaker;

  •
  In 2001, we acquired Buena Vista Winery, Inc., a Californian wine producer;

  •
  In 2001, we acquired Bodegas y Viñedos Graffigna Limitada S.R.L. and Viñedos y Bodegas Sainte Sylvie S.R.L., two Argentine wine producers;

  •
  In 2001, we acquired Bodegas y Bebidas S.A., the leading Spanish wine producer; and

  •
  In 2002, we acquired Mumm Cuvée Napa, a Californian sparkling wine.

QSR Business

We entered the quick service restaurants business in 1978 with our acquisition of J. Lyons & Co. Limited, owner of Baskin-Robbins. In 1989, we acquired Dunkin' Donuts, and in 1997 we acquired Togo's.

Discontinued Operations

In 1999, we decided to focus our operations on our Spirits & Wine and our QSR businesses. Accordingly, in January 1999, we disposed of Cantrell & Cochrane, which was principally a cider and soft drinks company based in Ireland. In September 1999, we disposed of our UK Retail business, which consisted of our managed and leased pub business and our 50% interest in a liquor store joint venture with Whitbread plc, to Punch Taverns Group Limited.

Business Description and Strategy

Spirits & Wine Description

We are one of the largest international spirits producers, and we have a global distribution network dedicated to distributing our brands and brands owned by third parties. Our Spirits & Wine business oversees and operates these production and distribution operations. Turnover of our Spirits & Wine business for the year ended 31 August 2001 was £2,571 million and trading profit, excluding goodwill amortization and exceptional items was £505 million.

Our spirits portfolio consists principally of "premium" brands, those that generally retail at a global price greater than $10 per 750 ml bottle and have a US retail price of greater than $12 per 750 ml bottle. We divide our spirits and wine portfolio into:

  •
  core brands, brands which have strong customer appeal, typically in more than one market, and high margins;

  •
  local market leaders, brands which occupy a strong position in a particular market;

  •
  other spirits brands; and

  •
  wine brands.

Our core brands, Ballantine's Scotch whisky, Kahlúa liqueur, Beefeater gin, Canadian Club whisky, Sauza tequila, Courvoisier cognac, Tia Maria® liqueur and Maker's Mark® bourbon, collectively accounted for sales of approximately 17.1 million nine liter equivalent cases, or 34% of our spirits and wine portfolio by volume, in the year ended 31 August 2001. In addition, we acquired Malibu, a coconut-flavored rum-based spirit which is also a core brand, in 2002. Our local market leaders, which include Presidente® brandy, Don Pedro® brandy and Imperial® whisky, accounted for approximately 11.5 million cases, or 23% of our spirits and wine portfolio by volume, in the year ended 31 August 2001. Other spirits brands accounted for sales of approximately 12.4 million cases, or 25% of our spirits and wine portfolio by volume, during the same period.

Our wine portfolio consists primarily of premium branded wines that generally retail at a global price of greater than $7 per bottle, including table wine, sparkling wine and champagne. During the year ended 31 August 2001, our Spirits & Wine business sold approximately 9.4 million cases, or 19% of our spirits and wine portfolio by volume. Approximately 6.6 million cases were produced by our wineries. Our recent acquisitions of several large wine producers have substantially increased the size of our premium wine portfolio, and we believe that, as a result, the volume of our wines sold during the year ended 31 August 2001 is not indicative of the future scale of our wine business.

Spirits & Wine Strategy

The objective of our Spirits & Wine business is to create shareholder value through the profitable growth of the business. We believe that we are building a strong platform for sustainable future growth using a combination of focused investment in our core business to drive organic growth and through acquisitions.

  •
  Driving organic growth

    Focus on key brand/market combinations.    We will continue to invest in dynamic, consumer-led marketing behind our core brands in key markets to drive sustained long-term growth. In the year ended 31 August 2001, our Spirits & Wine business invested £330 million in advertising and promotion, of which approximately 61% was in connection with our core brands. Key markets are those where scale, market and competitor dynamics offer clear growth opportunities, such as the United States, Spain and South Korea. We also intend to intensify the focus on our local market leaders in their respective markets.

    Product innovation and line extension.    We have increased investment behind new product development and innovation as a means of driving future revenue and profit growth. For example, we have developed two ready-to-drink beverages, Stolichnaya Citrona and Sauza Diablo, that have been launched in the United States. We developed these ready-to-drink beverages through a commercial partnership with the Miller Brewing Company, which brings production expertise and capacity and a distribution network servicing over 500,000 retail outlets. As the market develops, both parties intend to explore further opportunities to extend the range of ready-to-drink beverages through our portfolio of spirits brands.

    In addition, we expect to introduce a number of new products and line extensions during the coming year and plan to take advantage of market opportunities to introduce new product lines where appropriate and cost effective. One new product that we have recently introduced is Tia Lusso™, a new light cream liqueur that is an extension of the Tia Maria brand.

    Optimize returns from existing assets.    We actively seek opportunities to improve returns from our existing assets through the effective management of our brands and optimization of our cost and capital base. We have undertaken a number of major initiatives that we expect will enable us to reduce costs in our production operations, mainly in Scotland and Mexico. We are seeking to achieve additional cost efficiencies and working capital improvements from progressive supply chain integration and targeted cost reductions through efficient business processes and structure.

  •
  Improving the growth profile of our business through value-enhancing acquisitions

    Re-align and strengthen our portfolio.    We have recently completed a number of transactions to support our objective to build a strong platform for sustainable future growth. Our acquisitions have been selected to deliver the following benefits:

    •
    Fill gaps in the portfolio—the acquisition of Malibu, the trademark rights for Stolichnaya in the United States and the distribution rights for Stolichnaya in Canada, the Nordic countries and Mexico.

    •
    Build critical mass in markets of strategic importance—the acquisition of Kuemmerling® bitters in Germany.

    •
    Extend geographical reach into markets with growth potential—the creation of the Jinro Ballantines venture in South Korea.

    •
    Access categories that we deem to have growth potential—the establishment of a wine business of global scale and the arrangement with the Miller Brewing Company to exploit the demand for ready-to-drink beverages in the United States.

    Strategic acquisitions.    We will continue to pursue potential acquisitions of businesses, brands and products. Attractive acquisition targets may become available in the future dependent upon, among other factors, the amount of consolidation in the spirits and wine industry, the disposal of brands or businesses by industry participants and the sale of privately-owned brands or businesses. In addition to acquiring brands that are global premium brands or local market leaders, we would consider acquiring brands or products that we believe we could turn into global premium brands or local market leaders by exploiting potential synergies with our existing brand portfolio. Our evaluation of potential acquisitions and disposals takes into account their contribution to building sustainable future growth as well as their ability to generate acceptable future returns on investment ahead of our cost of capital.

Spirits & Wine Portfolio

Core Brands

Our core brands typically have a strong position in more than one market with potential for global scale. Impact International estimates that in 2001 seven of our core brands were in the top 100 premium distilled spirit brands by volume. A description of our core brands follows:

Ballantine's. The Ballantine's range includes Ballantine's Finest and Ballantine's Premium aged whiskies ranging from 12 to 30 years old. Impact International estimates that Ballantine's was one of the top ten premium distilled spirit brands by volume in 2001. We sold approximately 5.5 million cases of Ballantine's in the year ended 31 August 2001. Ballantine's is our largest selling brand in Europe with Spain, its largest market, accounting for approximately 1.9 million cases during the year ended 31 August 2001.

Kahlúa. Kahlúa is a coffee-flavored liqueur. Impact International estimates that Kahlúa was one of the top 20 premium distilled spirit brands by volume in 2001. We sold approximately 3.4 million cases of Kahlúa during the year ended 31 August 2001 with the United States, its largest market, accounting for approximately 2.2 million cases. We also sell a range of ready-to-drink Kahlúa cocktails under the tradename of "Kahlúa to Go®".

Malibu. Malibu is a coconut-flavored rum-based spirit that was first produced in 1980. Impact International estimates that Malibu was one of the top 35 premium distilled spirit brands by volume in 2001. Impact International estimates that 2.4 million cases of Malibu were sold in 2001. We purchased Malibu from Diageo plc in May 2002.

Beefeater. Impact International estimates that Beefeater gin was one of the top 35 premium distilled spirit brands by volume in 2001. We sold approximately 2.2 million cases of Beefeater during the year ended 31 August 2001 with Spain, its largest market, accounting for 0.8 million cases.

Canadian Club. Impact International estimates that Canadian Club whisky was one of the top 40 premium distilled spirit brands by volume in 2001. We sold approximately 2.2 million cases of Canadian Club during the year ended 31 August 2001 with the United States, its largest market, accounting for approximately 1.3 million cases.

Sauza. Impact International estimates that Sauza tequila was one of the top 55 premium distilled spirit brands by volume in 2001. We sold approximately 1.7 million cases of Sauza during the year ended 31 August 2001 with the United States and Mexico, its largest markets, accounting for 0.9 million and 0.6 million cases, respectively.

Courvoisier. Impact International estimates that Courvoisier cognac was one of the top 100 premium distilled spirit brands by volume in 2001. We sold approximately 1.0 million cases during the year ended 31 August 2001 with the United States and the United Kingdom, its largest markets, accounting for 0.4 million and 0.3 million cases, respectively.

Tia Maria. Tia Maria is a premium, medium-strength Jamaican coffee-flavored liqueur. During the year ended 31 August 2001, we sold approximately 0.7 million cases of Tia Maria with its principal market being the United Kingdom. We launched a sister brand, Tia Lusso, a new light cream liqueur, in May 2002.

Maker's Mark. Maker's Mark is a niche Kentucky bourbon that we produce in batches of less than 19 barrels with every bottle sealed by being hand dipped into its signature red wax. During the year ended 31 August 2001, we sold approximately 0.4 million cases, principally in the United States.

Local Market Leaders

In addition to our core brands, we have identified brands that occupy a strong position in key markets and are capable of delivering critical mass in those markets or which present opportunities for growth. We refer to these brands as local market leaders. Impact International estimates that seven of our local market leaders were in the top 100 premium distilled spirit brands by volume in 2001. Our most important local market leaders are:

Presidente. Presidente is a brandy distilled and primarily consumed in Mexico. Impact International estimates that Presidente was one of the top 30 premium distilled spirit brands by volume in 2001. We sold approximately 2.7 million cases of Presidente during the year ended 31 August 2001.

Whisky DYC. Whisky DYC® is a whisky distilled and primarily consumed in Spain. Impact International estimates that Whisky DYC was one of the top 40 premium distilled spirit brands by volume in 2001. We sold approximately 2.0 million cases of Whisky DYC in Spain during the year ended 31 August 2001.

Don Pedro. Don Pedro is a brandy distilled and primarily consumed in Mexico. Impact International estimates that Don Pedro was one of the top 65 premium distilled spirit brands by volume in 2001. We sold approximately 1.6 million cases of Don Pedro during the year ended 31 August 2001.
Teacher's. Teacher's® is a Scotch whisky whose largest market is the United Kingdom. We sold approximately 1.6 million cases of Teacher's during the year ended 31 August 2001.

Hiram Walker liqueurs. The Hiram Walker® liqueur range offers a wide range of flavored liqueurs. We sold approximately 1.0 million cases of Hiram Walker liqueurs during the year ended 31 August 2001, primarily in the United States.
Imperial. Imperial is a Scotch whisky primarily consumed in South Korea. We sold approximately 0.8 million cases of Imperial whisky during the year ended 31 August 2001.

Stolichnaya. Stolichnaya is a Russian vodka for which we have acquired the distribution rights for various countries, including the United States. We sold approximately 0.8 million cases of Stolichnaya during the period from 1 January 2001 to 31 August 2001, primarily in the United States.
Centenario. Centenario® is a brandy produced and primarily consumed in Spain. We sold approximately 0.7 million cases of Centenario in Spain during the year ended 31 August 2001.

Other Spirits

Other spirits brands are managed in their respective markets, and we expect to utilize their cash and profit generation to maximize their return for shareholders.

Wine Brands

Since January 2001, we have substantially increased our wine portfolio through a series of acquisitions. These acquisitions now provide us with a branded premium wine business of global scale with production interests in New Zealand, the United States, France, Spain, Argentina, Mexico and Portugal. Our most important wine brands are:

Mumm. Mumm® is one of the leading worldwide champagne brands with its principal markets in France and the United States. Approximately 0.4 million cases were sold during 2001. We acquired Mumm in January 2001.

Perrier Jouët. The flagship of this champagne range is Perrier Jouët® Belle Époque, distinguished by the hand painted flower design on its bottle. Perrier Jouët's key market is the United States. Approximately 0.1 million cases were sold during 2001. We acquired Perrier Jouët in January 2001.

Montana. Based in New Zealand, Montana produced approximately 5 million cases of bottled premium wine in 2001. We acquired Montana on 31 August 2001 and, as a result, did not sell any of its wine during the year ended 31 August 2001.
Clos du Bois. Clos du Bois® is one of the leading super-premium Californian wine brands. During the year ended 31 August 2001, we sold approximately 1.3 million cases, primarily in the United States.

Campo Viejo. Campo Viejo®, produced by Bodegas y Bebidas, is a leading brand from the Rioja region of Spain. Campo Viejo is sold throughout Europe, and in 2001, approximately 1.1 million cases of Campo Viejo were sold. We acquired Bodegas y Bebidas in December 2001.
Graffigna. Based in the San Juan region of Argentina, Graffigna® produced approximately 0.7 million cases in 2001. We acquired Graffigna in July 2001.

Spirits & Wine Production

Properties, Plants and Equipment

We own or lease land and buildings throughout the world. Our properties primarily consist of a variety of manufacturing, distilling, bottling and administration operating sites spread across our operations, as well as vineyards in New Zealand, the United States, France, Spain and Argentina. As at 31 August 2001, our properties had a net book value of £399 million. Seven principal Allied Domecq operating units account for approximately 88% of the total net book value of £399 million, namely Montana (vineyards), Allied Domecq Wines USA (vineyards), Allied Distillers Limited (distilling), Mumm and Perrier Jouët (vineyards), Hiram Walker & Sons Limited (distilling), our Spanish production facilities (distilling and vineyards) and Domecq Mexico (distilling and agave cultivation).

These operating units each have several manufacturing facilities. The locations, principal products, production capacity and production volume in 2001 of these principal operating units is set out in the following table:

Operating unit	Location	Principal products	Production capacity(1)	Production volume in 2001(1)
Allied Distillers	Scotland	Scotch whisky, gin, liqueurs and other	18,000	10,538
Domecq	Mexico	Brandy and tequila	26,000	10,318
Hiram Walker	United States and Canada	Canadian whisky, liqueurs and other	14,000	9,456
Domecq	Spain	Brandy, whisky, sherry and wine	7,700	6,334
Montana	New Zealand	Wines	6,889	4,989
Allied Domecq Wines USA	United States	Wines	2,985	2,551
Mumm and Perrier-Jouët	France	Champagne	1,017	663

Note:

(1)
In thousands of nine-liter equivalent cases.

Since 31 August 2001, we have acquired Bodegas y Bebidas S.A. This acquisition provided us additional manufacturing facilities which together consist of another of our operating units. In 2001, prior to the acquisition, this unit produced 8.1 million nine-liter equivalent cases and had a production capacity of 11.6 million nine-liter equivalent cases.

No individual tangible fixed asset has a net book value in excess of 5% of the aggregate net book value. We own approximately 96% of our properties by value and hold approximately 3% of our properties by value under leases running for 50 years or longer. Some of our production locations are sited in areas prone to earthquakes. Although we have previously bought insurance to cover earthquake damage, we have recently discontinued this practice and now self-insure.

Raw Materials

Most of the raw materials required for the production of our spirits and wine are agricultural commodities that we grow or purchase from third-party producers or on the open market. The raw materials that are the most volatile in supply are grapes and agave.

In 2001, we secured approximately 24% of our grapes for wine production, through our ownership and cultivation of vineyards. We also secured a substantial portion of our grapes through long-term supply contracts with a wide variety of local growers throughout the world. Those grapes that we do not grow or purchase through long-term supply contracts, we purchase on the open market. Whenever possible, we seek to control the full supply chain from grape to bottle for our super-premium wine. As the production of wine depends on agricultural and climatic conditions, we have sought, where regulatory requirements permit, to establish a natural hedge against potential supply problems by owning vineyards located in different regions of the world.

Mexican Regulations require that tequila is produced with agave from a specific region. As the result of a recent shortage of this material, we have undertaken our own agave cultivation, and as at 31 August 2001, we had approximately 4,500 hectares under cultivation. As we have recently begun our agave cultivation and as agave should grow for between seven and ten years prior to harvest and use, we currently rely on long-term agave supply contracts and the open market for all of our agave needs.

When purchasing other raw material supplies such as closures, bottles and labels, we take advantage of our scale as a global drinks business. We attempt to use a balanced roster of preferred suppliers to strike a favorable balance between consistent quality and low cost.

Spirits & Wine Distribution

We own or control the distribution of approximately 89% of the sales of our Spirits & Wine business by volume through subsidiaries and operations in over 50 countries. The balance is carried out on our behalf by third parties with whom we usually have long-term distribution contracts. During the year ended 31 August 2001, Europe accounted for approximately 36%, North America for approximately 33%, Latin America for approximately 22%, Asia Pacific for approximately 7% and Other, which includes bulk sales of spirits and wine as well as stand-alone Duty Free operations for approximately 2% of our sales by volume.

Generally, we distribute our products via wholesalers directly to specialist stores, supermarkets, convenience stores and owners of on-premise outlets. However, our distribution arrangements vary depending upon the particular markets with important regional differences outlined below.

  •
  North America.    Local law in some US States and in most of the provinces and territories of Canada requires that local government-owned monopolies control the distribution of spirits. In the United States, we trade in a mandatory three-tier system, meaning that in states where the state liquor board does not control sales, we must sell to wholesalers who, in turn, sell to retailers and then to the end consumer.

  •
  Asia Pacific.    In Asia Pacific, we distribute our products through a combination of subsidiaries, third party distributors and through associations with other industry participants, such as our arrangement with Jinro Limited for the bottling and distribution of whisky and other spirits in South Korea and Suntory Limited for the distribution of our products in Japan.

Spirits & Wine Seasonality

Demand for our premium branded spirits and wine traditionally experiences seasonal fluctuations in sales volume. This is particularly true for products, like champagne and sparkling wine, that are associated with end of the year holiday events in some key markets. Seasonal fluctuations mean that our turnover may be highest in the first half of our fiscal year.

Spirits & Wine Competitors

Our Spirits & Wine business competes with other producers and distributors of spirits and wine on a local and international basis. At a local level, the spirits and wine industry is heavily fragmented. Internationally, we compete with an array of global companies. We list below our principal international competitors and a summary, to the best of our knowledge, of their main activities in relation to the spirits and wine industry:

  •
  Diageo plc, formed in 1997 as a result of the merger between Grand Metropolitan Public Limited Company and Guinness PLC, is one of the world's leading consumer goods companies. Diageo's brands include Smirnoff vodka, Smirnoff Ice, Johnnie Walker whisky, Gordon's gin and Bailey's liqueur. Diageo also distributes Cuervo tequila in some markets. In 2001, Diageo purchased a number of brands from the Seagram's wines and spirits business, including Captain Morgan rum and Crown Royal Canadian whisky.

  •
  Pernod Ricard, a French spirits group, whose premium brands include Ricard, Pastis 51, Pernod, Jameson Irish whiskey, Havana Club rum and Jacob's Creek wine. In 2001, Pernod Ricard purchased a number of brands from the Seagram's wines and spirits business, including Chivas Regal whisky, Martell cognac and Seagram's gin.

  •
  Brown-Forman Corporation, which produces the premium brands of Jack Daniel's, Southern Comfort and Canadian Mist and distributes Finlandia vodka. It derives its spirits profits primarily from the United States. It cooperates with third parties for the distribution of its products outside the United States. Brown-Forman also maintains a large premium wine business, which includes Fetzer wines and Korbel champagne.

  •
  Bacardi-Martini Inc., which produces the premium brands of Bacardi rum, Martini vermouth, Dewar's whisky and Bombay gin. Bacardi-Martini also produces Bacardi Breezers, a line of ready-to-drink products.

  •
  Fortune Brands Inc., a US consumer brands company that has a division devoted to spirits and wine. Its principal brands are Jim Beam bourbon, DeKuyper liqueurs and Geyser Peak wine.

Spirits & Wine Regulation and Taxes

The production of spirits and wine in Europe is subject to various regulations, including the testing of raw materials used and the standards maintained in production processing, storage, labeling and distribution. In the United States, the spirits and wine business is subject to strict Federal and State government regulations covering virtually every aspect of its operations, including production, marketing, pricing, labeling, packaging and advertising.

Spirits and wine are subject to national import and excise duties in many markets around the world. Most countries impose excise duties on distilled spirits, although the form of such taxation varies significantly from a simple application on units of alcohol by volume to intricate systems based on the imported or wholesale value of the product. Several countries impose additional import duty on distilled spirits, often discriminating between categories, like Scotch whisky or bourbon, in the rate of such tariffs. Within the European Union, such products are subject to different rates of excise duty in each country, but within an overall European Union framework that imposes minimum rates of excise duties.

Import and excise duties can have a significant effect on our sales, both through reducing the overall consumption of alcohol and through encouraging consumer switching into lower-taxed categories of alcohol. We devote resources to encouraging the equitable taxation treatment of all alcoholic drink categories and to reducing government-imposed barriers to fair trading.

The advertising, marketing and sale of alcoholic beverages are subject to various restrictions in markets around the world. These range from a complete prohibition of the marketing of alcohol in some countries to restrictions on the advertising style, media and messages used. A number of countries prohibit or discourage televised advertising for spirits brands, either through regulation or a voluntary code of practice, while other countries permit televised advertising for spirits brands, but only under careful regulation.

Spirits and wine are also regulated in distribution. Many countries only permit the sale of alcohol through licensed outlets, both on and off premise. This may vary from government or State operated monopoly outlets to licensed on premise outlets, such as bars and restaurants, which prevail in much of the western world.

Labeling of alcoholic drinks is also regulated in many markets, varying from health warning labels to importer identification, alcoholic strength and other consumer information. All alcoholic beverages sold in the United States must contain warning statements related to the risks of drinking alcoholic beverages. Further requirements for warning statements and any prohibitions on advertising and marketing could have an adverse impact on our sales.

International compliance with environmental requirements has not had a material adverse effect on our results of operations, capital expenditures or competitive position.

QSR Description

Our QSR business comprises our US and international food franchising business. The core trading market for the business is the United States with over 6,300 distribution points nationwide, while the international business operates more than 3,800 additional distribution points. The system is almost exclusively franchised, limiting our required capital investment. Turnover for the year ended 31 August 2001 was £308 million, principally related to franchise income on total retail sales by our franchisees of £2,424 million, and trading profit was £72 million.

The brands included in our QSR business are:

Dunkin' Donuts. Dunkin' Donuts is one of the world's leading coffee and baked goods chains. During the year ended 31 August 2001, it generated 91% of its total retail sales from US markets. As at 31 August 2001, Dunkin' Donuts had 5,251 distribution points, of which 3,673 were located in the United States.

Baskin-Robbins. Baskin-Robbins is one of the world's largest ice-cream franchises. During the year ended 31 August 2001, it generated slightly more than half of its total retail sales from US markets. As at 31 August 2001, Baskin-Robbins had 4,579 distribution points, of which approximately half were in the United States.
Togo's. The Togo's brand was historically a West Coast sandwich chain. As at 31 August 2001, Togo's had 385 distribution points, substantially all of which were in the United States.

QSR Strategy

The objective of our QSR business is to be a global leader in its industry, known for the quality of its brands, retail offerings and staff. To achieve this objective, we intend to continue to pursue the following six key strategies:

  •
  Multi-branding concept development.    Our three quick service restaurant brands are complementary in terms of consumer consumption throughout the day. According to our internal data, Dunkin' Donuts achieves a majority of its sales before 11.00 a.m., Togo's has a majority of its sales at lunch-time, and Baskin-Robbins' sales traditionally occur during the afternoon and early evening. Our strategy is to combine our brand offerings within the same restaurant. We believe this strategy brings significant benefits to our franchisees through improved scale and operating efficiencies as well as the opportunity to increase revenue from cross-selling our brands. As at 28 February 2002, we had more than 700 restaurants selling more than one of our brands.
  •
  Brand revitalization.    Complementary to our multi-brand development strategy, we also recognize the importance of continually revitalizing our existing asset base. Since 1996 and as at 31 August 2001, our franchisees had remodeled 64% of the existing US Dunkin' Donuts restaurants. In addition, we have recently changed Dunkin' Donuts logo to better represent an increased focus on coffee while continuing to reinforce the core bakery business. We plan to initiate a program to remodel our existing Togo's restaurants later this year. In the international markets, we have begun to streamline our asset base and have focused our approach on prospective development.
  •
  Baskin-Robbins re-positioning.    We have substantially revised our business model for Baskin-Robbins so as to provide a greater focus on retailing. Prior to April 2000, we principally derived our income from Baskin-Robbins franchisees from the margin on the cost of producing ice cream and wholesale prices of ice cream sold to our franchisees. In April 2000, we introduced a program to amend our agreements with our Baskin-Robbins franchisees to the effect that our income would be derived exclusively from franchise royalties. We also required our franchisees to increase their contribution to their cooperative advertising fund. Approximately 75%, or 1,200 of our franchisees eligible to participate accepted these amended terms. All new franchise agreements for Baskin-Robbins or for combination restaurants will be on these terms. As part of this repositioning strategy, we have disposed of our ice cream manufacturing operations in the United States and entered into a long term supply contract with Dean Foods for the ice cream requirements of our US Baskin-Robbins franchisees.
  •
  Product innovation.    Total retail sales have grown as a result of updated shop designs and significant improvements to store operating systems. We have also increased same store sales by continued investment in new product development. Our new products have increased consumer traffic, average consumer spending and profit margins. We have recently entered into an agreement with Dreamworks to produce promotional products associated with their movies, including Baskin-Robbins products associated with the movie "Shrek".

  •
  Accelerating brand development.    We believe that there is a real opportunity to increase the distribution of our brands, and subsequently our income sources, by increasing the pace of our branded store openings. In particular, we believe that the use of multi-branded combination stores will allow us to increase penetration of markets in which we believe we are under-represented.
  •
  Improving organizational effectiveness and talent acquisition.    We have undertaken several initiatives to invest in systems and processes to improve the efficiency and effectiveness of the corporate infrastructure.

QSR Raw Materials

In the United States, a franchisee-owned cooperative manages the purchase, supply and distribution of raw materials and finished products for the Dunkin' Donuts brand. For Baskin-Robbins, we have a long-term, cost-plus arrangement with Dean Foods for the supply and distribution of ice cream and related products. International Multi-Foods supplies the Togo's brand.

Internationally, Dunkin' Donuts is managed through the US system, with some local supply of product where it makes sense either from a financial or a regulatory standpoint. Outside the United States, Baskin-Robbins is supplied primarily out of our manufacturing plant in Peterborough, Canada, although some local procurement exists, including relationships in Japan and South Korea.

QSR Competitors

The quick service restaurant industry is highly competitive. We believe that the combination of overcapacity and rising real estate and labor costs means that unit economics have begun to decline. The financial over-leveraging experienced by retail concepts such as Einsteins, Boston Market and Taco Bell further exacerbated this trend. Looking forward, we believe that consolidation in the industry is likely to occur and will be driven by relatively low profit generation, the opportunity to take capacity out of the market and the opportunity to leverage corporate operating synergies.

We believe our QSR business is strongly positioned to compete in the industry. Currently, we view our key competition as Starbucks, McDonald's, Tricon (which owns Taco Bell, KFC and Pizza Hut), Diageo (which owns Burger King), Wendy's, Subway, Krispy Kreme, Quizno's and Panera Bread.

QSR Regulation

In the United States, we are subject to various Federal, State and local laws affecting our QSR business. Each quick service restaurant must comply with licensing and regulation by a number of governmental authorities, which include health, sanitation, safety and fire agencies in the State or municipality in which the restaurant is located. In addition, each operating company must comply with various State laws that regulate the franchisor/franchisee relationship. To date, we have not been significantly affected by any difficulty, delay or failure to obtain required licenses or approvals.

In the United States, we are also subject to Federal and State laws governing such matters as employment and pay practices, overtime and working conditions. The QSR restaurants pay the bulk of their employees on an hourly basis at rates related to the Federal minimum wage. The QSR restaurants are also subject to Federal and State child labor laws which, among other things, prohibit the use of certain "hazardous equipment" by employees 18 years of age or younger. We have not to date been materially adversely affected by such laws.

Outside the United States, the QSR restaurants are subject to national and local laws and regulations which are similar to those affecting the restaurants in the United States, including laws and regulations concerning labor, health, sanitation and safety. These restaurants are also subject to tariffs and regulations on imported commodities and equipment and laws regulating foreign investment. International compliance with environmental requirements has not had a material adverse effect on our results of operations, capital expenditures or competitive position.

QSR Property

We own production facilities as well as own or lease buildings for our franchise stores throughout the United States and internationally. The largest of our production facilities produces Baskin-Robbins branded ice cream and is located in Peterborough, Canada. In 2001, it produced 3.2 million gallons of ice cream, and it has an annual procution capacity of 4 million gallons. As at 31 August 2001, our properties related to our QSR business had a net book value of £69 million.

Group Environmental Policy

We seek to adopt operating procedures with minimal environmental impact, to prevent or control pollution of the environment and to conserve energy and other natural resources used in our operations. As a means of achieving these environmental goals, we are implementing ISO 14001, the environmental management standard of the International Organization for Standardization. The International Organization for Standardization has certified that we have ISO 14001 compliant operating sites in Brazil, Canada, France, Portugal, Spain, the United Kingdom and the United States, and we intend to increase the number of our ISO 14001 certified operating sites.

Of the environmental issues that are under our control, the most relevant to us are energy use, water use, carbon dioxide emissions from fermentation, emissions to air from processing, discharges to water, solid waste and packaging. Except as described elsewhere in this registration statement, we are not currently aware of any environmental problems or issues that could materially adversely affect our business or results of operations.

Third-Party Ventures

On 15 February 2000, we purchased a 70% interest in two South Korean companies, Jinro Ballantines Company Limited and Jinro Ballantines Import Company Limited, for £103 million. Jinro Limited, one of South Korea's largest spirits distributors, holds the remaining 30% interest. One of these companies bottles and distributes the acquired Imperial whisky brand while the other company imports and distributes brands from our international spirits portfolio.

On 18 January 2002, we entered into a commercial partnership with the Miller Brewing Company to introduce a range of new flavored malt-based beverages based on our spirits trademarks, the first two of which are Stolichnaya Citrona and Sauza Diablo. These new drinks were launched in the Spring of 2002, reaching US consumers through over 500,000 retail outlets serviced by Miller's nationwide distributor network. Together with Miller, we will initially invest up to $50 million in the development, launch activity and marketing of these trademarks.

We have entered into a series of arrangements with Suntory Limited, one of Japan's leading producers and distributors of spirits. Under these arrangements, we purchased a 50% interest in a Japanese company, Suntory Allied Limited, and granted it the rights to distribute our spirit products in Japan for a period up to and including 2029. Suntory Allied Limited is under the management control of Suntory Limited.

Litigation

We are not currently involved in any legal or arbitration proceedings, including any proceedings which are threatened or pending of which we are aware, which may have a material effect on our financial position, results of operation or liquidity.

Organizational Structure

Allied Domecq PLC is the holding company of the Group. We have over 500 subsidiaries incorporated in over 50 countries. We have a 100% equity interest in all of our significant subsidiaries. We list those subsidiaries as at 31 August 2001 below together with their jurisdiction of incorporation.

Name	Jurisdiction of incorporation
Allied Domecq (Holdings) PLC	England and Wales
Allied Domecq Spirits & Wine Holdings PLC	England and Wales
Allied Domecq Spirits & Wine Limited	England and Wales
Allied Domecq Financial Services PLC	England and Wales
Allied Domecq Overseas Limited	England and Wales
Allied Domecq Overseas (Canada) Limited	England and Wales
Allied Domecq Overseas Holdings Limited	Cayman Islands
Allied Domecq Overseas (Europe) Limited	England and Wales
Allied Domecq International Holdings B.V.	Netherlands
Allied Domecq Netherlands B.V.	Netherlands
Allied Domecq Luxembourg Holdings S.a.r.l	Luxembourg
Allied Domecq Luxembourg S.a.r.l	Luxembourg
Allied Domecq Canada Limited	Canada
Hiram Walker-Gooderham & Worts Limited	Canada
Allied Domecq North America Corp	United States
Allied Domecq Spirits & Wine Americas, Inc.	United States
Allied Domecq Spirits & Wine USA, Inc.	United States

Item 5. Operating and Financial Review and Prospects

You should read the following commentary together with our selected historical consolidated financial data and our Audited Consolidated Financial Statements and Unaudited Interim Consolidated Financial Statements and the related notes contained elsewhere in this registration statement. This discussion contains forward-looking statements. Our actual results could differ materially from historical results or those contemplated in the forward-looking statements. Forward-looking statements involve a number of risks and uncertainties, and include trend information and other factors that could cause actual results to differ materially, including, but not limited to, those identified in this registration statement under the section entitled "Item 3—Key Information—Risk Factors".

General

The following discussion and analysis of our results of operations and financial condition should be read in conjunction with our Audited Consolidated Financial Statements and our Unaudited Interim Consolidated Financial Statements and the related Notes appearing elsewhere in this registration statement. Our Audited Consolidated Financial Statements and our Unaudited Interim Consolidated Financial Statements have both been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. For a discussion of the principal differences between UK GAAP and US GAAP as they relate to us, and a reconciliation of profit and loss and equity shareholders' funds to US GAAP, see Note 34 to our Audited Consolidated Financial Statements.

We are a leading international branded drinks and retailing group. Our business comprises one of the world's largest international spirits and wine groups, our Spirits & Wine business, and a leading international quick service restaurants group, our QSR business. Our objective is to create shareholder value through the profitable growth of the business. In 1999, we disposed of our UK Retail business, and since that time we have been strengthening our brand portfolio through acquisitions of spirits and wine producers and brands.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with UK GAAP, which requires us to make certain estimates and assumptions. We believe that, of our significant accounting policies, the following may involve a higher degree of judgment and complexity:

  •
  Tangible fixed assets.    We have acquired significant tangible assets, including vineyards in New Zealand, the United States, France, Spain and Argentina. The determination of market value, estimated useful life and the likely conditions that trigger impairment require a significant degree of judgment. In particular, vineyards represent uncommon tangible assets and there are complex judgments in relation to the value attributable.

  •
  Intangible fixed assets.    We have significant goodwill arising on acquisition, which since 1998 we have capitalized and are amortizing systematically over 20 years. Assessing whether there is an indication of impairment, which would require further review, and possible adjustment to the carrying value of goodwill requires a significant degree of judgment.

  •
  Pensions and post-retirement medical benefits.    We charge pension and post-retirement medical benefit costs to the profit and loss account on a systematic basis over the service life of employees with the advice of actuaries using the projected unit credit method. Inherent in these actuarial valuations are key assumptions, including discount rates and expected returns on the plan. We are required to consider market conditions, including potential changes in interest rates, in selecting these assumptions. These assumptions may not address actual changes in related pension and post-retirement benefit costs in the future.

  •
  Exceptional items.    Exceptional items are those that, by virtue of their size or nature, our Board of Directors determines should be separately disclosed. This determination requires a significant degree of judgement.

Factors Affecting Results of Operations

For the period under review, our consolidated results of operations should be considered in light of the following specific factors.

Effect of Recent Acquisitions

Since the disposal of our UK Retail business in 1999, we have completed a number of acquisitions in order to diversify our portfolio and bring other specific benefits to our business, including building critical mass in key markets and extending our geographic reach into markets with growth potential. We have financed these acquisitions primarily from new bank facilities and capital market fund raising activities during the period. During the year ended 31 August 2001 our net debt increased by £602 million primarily as a result of acquisitions.

Since 31 August 2001, we have acquired Kuemmerling GmbH, one of Germany's largest spirit brands, and Bodegas y Bebidas, a leading Spanish wine producer. In addition, we made a deferred payment in an amount of £226 million associated with our acquisition of Montana. As at 28 February 2002, our net debt was £2,325 million, an increase of £471 million as compared with 31 August 2001.

On 22 May 2002, we acquired Malibu, a coconut-flavored rum-based spirit, Mumm Cuvée Napa, a Californian sparkling wine, and associated assets from Diageo plc. The cash consideration of the acquisition was £587 million on a debt free basis, subject to a working capital adjustment. On 4 March 2002, we completed a private placement of 39 million new ordinary shares for gross proceeds of approximately £152 million to partially fund the acquisition. We funded the remainder of the acquisition price through the issuance of EUR600 million bonds due 2009 and £250 million bonds due 2014.

Mexican Excise Rebate

In October 2001, the Mexican Supreme Court ruled in favor of a complaint, brought by a number of spirits companies in Mexico challenging the excise duty regime applicable to their Mexican operations during 1998 and 1999. The Mexican Supreme Court ruled that the excise tax, which only applied to large companies, was inequitable, and awarded damages to certain plaintiffs, including us. We are offsetting current and future duties and taxes in Mexico by Pesos 1.5 billion (approximately £112 million at the then current exchange rates) plus applicable interest and inflation adjustments.

At 31 August 2001, we expected that the balance of the repayment of excess duties would be collected over the next three to five years and would be subject to further interest and inflation adjustments. Accordingly, our results of operations for the year ended 31 August 2001 include a benefit to earnings of £30 million, representing £18 million of duties offset during that financial year plus £29 million of interest and inflation adjustments minus applicable corporation tax of £17 million.

During the six months ended 28 February 2002, we received a further benefit to earnings from the Mexican excise rebate of £74 million, representing £51 million of duties offset during that period plus £64 million of interest and inflation adjustments minus applicable corporation tax of £41 million. During the six months ended 28 February 2002, the Mexican excise rebate was treated as an exceptional item because of the significant increase in the size of the rebate resulting from the acceleration of the collection of the rebate due to an extension of the range of products and tax types through which the rebate could be collected.

The period over which our results of operations will benefit from the offset will depend on the rates of duty and taxation applied in the future.

Seasonality

We experience some seasonal fluctuations in demand. Retail demand for certain spirits, sparkling wines and champagne, for example, is highest during end of the year holiday events in certain key markets.

Exchange Rate Fluctuations

We conduct our operations in many countries, and accordingly, a substantial portion of our sales and production costs are denominated in currencies other than Pounds Sterling. As a result, fluctuations between the Pound Sterling and other major currencies, including the US Dollar and the Euro, may affect our operating results. We have a partial natural hedge against the impact of foreign exchange fluctuations associated with transactions denominated in Euro. During the periods under review, the impact of foreign exchange movements on the translation of profits has been broadly neutral with the reduction in profits resulting from the depreciation of the Euros being offset by increased profits reflecting the strengthening of the US Dollar and Mexican Peso.

Our balance sheet can be significantly affected by currency translation movements. Our policy is to match foreign currency debt in proportion to foreign currency earnings so as to provide a natural hedge of part of the translation exposure. While we currently hedge certain of these exposures through financial instruments in the form of forward contracts and currency swaps, there can be no assurance that exchange rate fluctuations in the future will not have a material adverse effect on our results of operations.

Results of Operations

In 1999, we decided to focus our operations on our Spirits & Wine business and our QSR business. Accordingly, in September 1999, we disposed of our UK Retail business, which consisted of our managed and leased pub estates and our interest in a liquor store joint venture. The following analysis of our results of operations relates only to our continuing businesses.

Six months ended 28 February 2002 compared with the six months ended 28 February 2001

Operating results

  Group Comparative Performance

        Turnover.    Turnover was £1,704 million during the six months ended 28 February 2002, an increase of £247 million, or 17%, from the six months ended 28 February 2001. This increase principally reflects increased turnover of our Spirits & Wine business as a result of acquisitions. Excluding acquisitions, turnover increased by £46 million, or 3%, during the six months ended 28 February 2002 as compared to the prior period.

        Trading profit.    Trading profit was £313 million during the six months ended 28 February 2002, an increase of £36 million, or 13%, from the six months ended 28 February 2001. This increase principally reflects increased profits of our Spirits & Wine business as a result of acquisitions. Excluding acquisitions, trading profit increased by £9 million, or 3%, during the six months ended 28 February 2002 as compared with the prior period. This increase reflects a 3% increase in trading profit on our Spirits & Wine business, where gains due to pricing and product mix were partially offset by volume declines in Latin America and the United States, and a 14% increase in trading profit on our QSR business.

  Segment Comparative Performance

We are an international business and, as a result, fluctuations between the Pound Sterling and other major currencies, particularly the US Dollar and the Euro, have a substantial impact on our results of operations.

In order to provide investors and potential purchasers of our ordinary shares and ADSs with a meaningful discussion of the changes and trends in our results of operations, we translate the results of the prior period at the weighted average exchange rates of the most recent period. We refer to this translation as "at constant exchange rates".

  Spirits & Wine

The following table sets out financial data from the results of operations of our Spirits & Wine business during the six months ended 28 February 2002, and financial data from the results of operations of our Spirits & Wine business during the six months ended 28 February 2001 at 2002 constant exchange rates.

	Six months ended 28 February 2002	Six months ended 28 February 2001 at 2002 constant exchange rates
	£	£
	(million)
Turnover	1,571	1,321	(1)
Duty	(353)	(329)

Net turnover	1,218	992
Gross margin	697	584
Trading profit	286	254	(2)

Notes:

(1)
Translation adjustments to turnover at 2002 constant exchange rates were £6 million. Turnover for the six months ended 28 February 2001 was £1,327 million.
(2)
Translation adjustments to trading profit at 2002 constant exchange rates were £1 million. Trading profit for the six months ended 28 February 2001 was £253 million.

  Volume, turnover and gross margin

We sold 30.8 million nine liter equivalent cases of spirits and wine during the six months ended 28 February 2002 as compared with 26.2 million cases during the prior period, an increase of 18%. This increase principally reflects the impact of acquisitions during the period, partly offset by the effect of slower trading in the United States at the end of 2001.

Net turnover, excluding excise duty paid by customers on our spirits and wine products, was £1,218 million during the six months ended 28 February 2002, an increase of £226 million, or 23%, as compared with the prior period at 2002 constant exchange rates. This increase in net turnover principally reflects acquired businesses' turnover of £178 million. Excluding acquisitions, net turnover grew by 5% as a result of pricing and mix, partially offset by volume reductions in North America and Latin America.

Gross Margin was £697 million during the six months ended 28 February 2002, an increase of £113 million, or 19%, as compared with the prior period at 2002 constant exchange rates. This increase principally reflects acquired businesses' gross margin of £79 million. Excluding acquisitions, gross margin grew by 6%, or £34 million, as a result of pricing and mix, partially offset by volume reductions. Of this £34 million increase in gross profit excluding acquisitions, £23 million, or 4%, of the increase was as a result of price improvements, predominantly in Latin America. Improved product mix accounted for a further £27 million, or 5% of the increase. There was a £16 million, or 3%, decrease as a result of lower volumes, partially as a result of the supply chain re-engineering project which we announced in October 2001 in the United States, which accounted for £8 million of the decline.

        Advertising and Promotion.    Advertising and promotion investment in our brands for the six month period ended 28 February 2002 was £204 million, an increase of 27% as compared to the prior period.

Excluding advertising and promotion investment associated with our acquired businesses, advertising and promotion investment increased by 13% during the six months ended 28 February 2002, reflecting continued investment in our brands, particularly Ballantine's.

        Trading profit.    Trading profit was £286 million during the six months ended 28 February 2002, an increase of £32 million, or 13%, as compared to the prior period at 2002 constant exchange rates. The increase in trading profit principally reflects the impact of acquisitions during the period. Excluding acquisitions, trading profit increased by 2%, reflecting increased pricing and enhanced mix, partially offset by lower sales volumes in Latin America and the United States.

        Trading profit by sales region.    Our Spirits & Wine business is a marketing-led business where resource allocation decisions with respect to brands are made on a global basis. However, as these decisions are executed within key markets, we believe it is appropriate to additionally disclose the trading profit of our Spirits & Wine business on a regional basis. The following table sets out for each of our sales regions trading profit of our Spirits & Wine business for the six months ended 28 February 2002 and trading profit of our Spirits & Wine business during the six months ended 28 February 2001 at 2002 constant exchange rates.

	Six months ended 28 February 2002	Six months ended 28 February 2001 at 2002 constant exchange rates
	£	£
	(million)
Europe	94	80
North America	95	90
Latin America	43	36
Asia Pacific	45	30
Other(1)	9	18

Total	286	254

Note:

(1)
Other includes Global Operations (including profit from the sale of bulk spirits and wine), stand-alone Duty Free operations and central items not allocated to sales regions.

        Europe.    Trading profit was £94 million during the six months ended 28 February 2002, an increase of £14 million, or 18%, as compared to the prior period at 2002 constant exchange rates. Excluding acquisitions, trading profit increased 3%, driven by a 5% increase in turnover. The increase in trading profit excluding acquisitions reflects the increased turnover and profit of Ballantine's and Beefeater in Spain as well as Teacher's and Tia Maria in the United Kingdom. Acquired trading profit reflects the acquisition of Kuemmerling, a leading German spirits brand.

        North America.    Trading profit was £95 million during the six months ended 28 February 2002, an increase of £5 million, or 6%, as compared with the prior period at 2002 constant exchange rates. Trading profit excluding acquisitions decreased by 4% as compared to the prior period at 2002 constant exchange rates. This decrease primarily reflects a slowdown in the US economy and the impact of tactical changes in pricing and marketing promotions.

        Latin America.    Trading profit was £43 million during the six months ended 28 February 2002, an increase of £7 million, or 19%, as compared with the prior period at 2002 constant exchange rates. This increase principally reflects price increases for Sauza, Presidente and Don Pedro and mix benefits with Sauza. The Mexican brandy portfolio suffered further volume declines as a result of the growth of the informal spirits market and increases in excise duty.

        Asia Pacific.    Trading profit was £45 million during the six months ended 28 February 2002, an increase of £15 million, or 50%, as compared to the prior period at 2002 constant exchange rates. Trading profit excluding acquisitions increased by 13%, and this growth principally resulted from increased sales across the region, particularly in South Korea, with strong sales of Imperial and Ballantine's. Total trading profit for the region currently includes the contribution from Montana wines, which sold 2.8 million nine liter equivalent cases during the period.

        Other.    Trading profit from the sale of bulk spirits and wine, stand-alone Duty Free operations and central items not allocated to the sales regions resulted in a £9 million year-on-year movement at 2002 constant exchange rates. Other also includes a pension credit of £8 million in the six months ended 28 February 2002 compared with a credit of £9 million for the six months ended 28 February 2001. Offsetting the credits are pension contributions paid by the Group across all regions which amounted to £4 million for both periods. The net credit is recorded as part of staff costs within the profit and loss account.

  QSR

Turnover on our QSR business was £133 million during the six months ended 28 February 2002, an increase of £3 million, or 2%, as compared to the prior period at 2002 constant exchange rates. This increase principally reflects the overall increase in system-wide sales of £63 million, or 5%, with same store sales growth up 7% in Baskin-Robbins and 6% in Dunkin' Donuts. Stores that are included in the comparison of "same store sales" include those that had been open and operating for at least two fiscal years during all of the two periods being compared. Trading profit was £24 million during the six months ended 28 February 2002, an increase of £3 million, or 14%, as compared to the prior period at 2002 constant exchange rates. This increase results from growth in same store sales for Baskin-Robbins and Dunkin' Donuts as well as our strategy of multi-branded combination stores which increased to over 700 at period end.

  Finance charges

Finance charges represent interest on bank loans and overdrafts less deposits and other interest receivable. Finance charges during the six months ended 28 February 2002 increased by £21 million as compared to the prior period of £62 million. This increase relates primarily to the increase in borrowings related to the payment of a deferred creditor for the acquisition of Montana and the acquisition of Kuemmerling and Bodegas y Bebidas.

  Goodwill and Exceptional items

Goodwill amortization during the six months ended 28 February 2002 was £18 million as compared to £4 million during the six months ended 28 February 2001, reflecting the impact of acquisitions. Exceptional profits during the six months ended 28 February 2002 were £102 million, reflecting the benefit of £115 million from the Mexican excise rebate and costs of £13 million in respect of a distillation strategy review in Scotland. During the year ended 31 August 2001, the £47 million Mexican excise rebate was disclosed separately within trading profit. You should read the section entitled "Factors Affecting Results of Operations—Mexican Excise Rebate" above for more information on our treatment of the Mexican excise rebate. The exceptional charge relating to our distillation strategy relates to the write-down of the balance sheet value of the Dumbarton grain distillery and the costs of demolition and site clearance.

  Profit before taxation, goodwill and exceptional items

Profit before taxation, goodwill and exceptional items during the six months ended 28 February 2002 increased by £15 million, or 6%, as compared to the prior period.

  Taxation

As explained within the Accounting Policies section of our Audited Consolidated Financial Statements, we adopted Financial Reporting Standard 19—Deferred Tax in the six month period ended 28 February 2002 which resulted in the restatement of the financial statements of prior periods. Excluding tax on the Mexican excise rebate, which has been taxed locally at 35%, and tax on goodwill and other exceptional items, the effective tax rate for the period was 25%, in line with the rate for the prior period. The rate for the prior period did not change as a result of the restatement under FRS 19.

Year ended 31 August 2001 compared with the year ended 31 August 2000

Operating Results

  Group Comparative Performance

        Turnover.    Turnover was £2,879 million during the year ended 31 August 2001, an increase of £277 million, or 11%, from the year ended 31 August 2000. This increase reflects increased turnover of our Spirits & Wine business, principally driven by acquisitions during the period, as well as the favorable effects of currency exchange rates, principally the strength of the US Dollar during the period.

        Trading profit.    Trading profit was £590 million for the year ended 31 August 2001, an increase of £103 million, or 21%, from the year ended 31 August 2000. Excluding the effect of the Mexican excise rebate, trading profit was £543 million for the year ended 31 August 2001, an increase of £56 million, or 11%, from the year ended 31 August 2000. Excluding acquisitions and the Mexican excise rebate, trading profit increased by 6% as compared to the prior period. This increase reflects a 4% increase in trading profit on our Spirits & Wine business, where pricing gains were partially offset by volume declines, particularly in Latin America, and a 6% increase in trading profit on our QSR business.

  Segment Comparative Performance

We are an international business, and, as a result, fluctuations between the Pound Sterling and other major currencies, particularly the US Dollar and Euro, can have a substantial impact on our results of operations. In order to provide investors and potential purchasers of our ordinary shares and ADSs with a meaningful discussion of the changes and trends in our results of operations, we translate the results of the prior period at the weighted average rates of the most recent period. We refer to this translation as "at constant exchange rates."

  Spirits & Wine

The following table sets out financial data from the results of operations of our Spirits & Wine business for the year ended 31 August 2001, and financial data from the results of operations of our Spirits &

Wine business during the year ended 31 August 2000 translated into Pound Sterling at 2001 constant exchange rates.

	Year ended 31 August 2001	Year ended 31 August 2000 at 2001 constant exchange rates
	£	£
	(million)
Turnover	2,571	2,372	(1)
Duty	(605)	(558)

Net turnover	1,966	1,814
Gross margin	1,146	1,068
Trading profit (excluding Mexican excise rebate)	458	423	(2)
Trading profit (including Mexican excise rebate)	505	423

Notes:

(1)
Translation adjustments to turnover at 2001 constant exchange rates were £75 million. Turnover for the year ended 31 August 2000 was £2,297 million.

(2)
Translation adjustments to trading profit at 2001 constant exchange rates were £9 million. Trading profit for the year ended 31 August 2000 was £414 million.

        Volume, turnover and gross margin.    We sold 50.4 million nine liter equivalent cases of spirits and wine during the year ended 31 August 2001 as compared with 50.8 million cases in the prior period, a decrease of 1%. This decrease was principally the result of higher excise duty levels in Mexico, which particularly affected sales of brandies. Sales of Sauza were held back by the industry shortage of agave, the main ingredient in tequila. In addition, the implementation of price increases and the withdrawal of unprofitable promotional activity in the United States slowed volume growth of certain brands.

Net turnover, excluding excise duty paid by consumers on our spirits and wine products, was £1,966 million during the year ended 31 August 2001, an increase of £152 million, or 8%, as compared with net turnover during the prior period at 2001 constant exchange rates.

Gross Margin was £1,146 million during the year ended 31 August 2001, an increase of £78 million, or 7%, as compared with the prior period at 2001 constant exchange rates. This increase principally reflects acquired businesses' gross margin of £59 million including the contribution of Stolichnaya vodka, Mumm champagne and Imperial whisky. Excluding acquisitions, gross margin grew by £19 million, or 2%. Of this £19 million increase, price increases of £41 million, or 4%, were partially offset by cost increases of £11 million and volume declines of £11 million, The impact on gross margin due to volume and cost arose largely as a result of the continued industry-wide shortage of the raw material agave, the impact of higher excise duties in Mexico and the supply chain re-engineering in the United States, where shipments were below the level of depletions from our distributors, representing a volume de-stock of £5 million in the supply chain.

        Advertising and Promotion.    Advertising and promotion investment in our brands for the year ended 31 August 2001 was £330 million, an increase of 7% as compared to the prior period at 2001 constant exchange rates. Advertising and promotion of our core brands, which represented 34% of our Spirits & Wine portfolio by volume, accounted for 61% of the total expenditure. In particular, advertising and promotional expenditure focused on the promotion of Beefeater, Courvoisier, Whisky DYC and Maker's Mark, along with investment behind acquired brands, notably the acquisition of the Stolichnaya distribution rights in the United States.

        Trading Profit.    Trading profit, excluding the Mexican excise rebate, was £458 million during the year ended 31 August 2001, an increase of £35 million, or 8%, as compared to the prior period at 2001 constant exchange rates.

        Trading profit by sales region.    Our Spirits & Wine business is a marketing-led business where resource allocation decisions with respect to brands are made on a global basis. However, as these decisions are executed within key markets, we believe it is appropriate to additionally disclose the trading profit of our Spirits & Wine business on a regional basis. The following table sets out for each of our sales regions the trading profit, excluding the Mexican excise rebate, of our Spirits & Wine for the year ended 31 August 2001, and trading profit of our Spirits & Wine business during the year ended 31 August 2000 at 2001 constant exchange rates.

	Year ended 31 August 2001	Year ended 31 August 2000 at 2001 constant exchange rates
	£	£
	(million)
Europe	142	125
North America	185	163
Latin America	46	66
Asia Pacific	59	33
Other(1)	26	36

Total	458	423

Note:

(1)
Other includes Global Operations (including profit from the sale of bulk spirits and wines), stand-alone Duty Free operations and central items not allocated to sales regions.

        Europe.    Trading profit in Europe was £142 million during the year ended 31 August 2001, an increase of £17 million, or 14%, as compared with the prior period at 2001 constant exchange rates. The increase of trading profit principally reflects increased profits in Spain, where volumes of Ballantine's and Beefeater continued to grow partially offset by a decline of volumes of Whisky DYC, Spain's second largest whisky. We increased advertising and promotion behind this brand by 33% to help address this trend.

        North America.    Trading profit in North America was £185 million during the year ended 31 August 2001, an increase of £22 million, or 14%, as compared with the prior period at 2001 constant exchange rates. The increase reflects profit growth in both the US and Canadian businesses. We achieved the US growth by price and mix improvements within our portfolio of core brands, particularly Kahlúa, Maker's Mark and Sauza along with a strong initial performance from the Stolichnaya brand, partially offset by the impact of a full year of increased agave costs on Sauza tequila as a result of continued shortages of that crop. Advertising and promotion in North America increased by 6% in the period.

        Latin America.    Trading profit in Latin America, excluding the effect of the Mexican excise rebate, was £46 million during the year ended 31 August 2001, a decline of £20 million, or 30%, as compared with the prior period at 2001 constant exchange rates. The decrease in trading profit reflects a decline in the volumes of Mexican brandies which suffered volume declines as a result of increases in excise duty while Sauza suffered volume declines as a result of the shortage of agave.

        Asia Pacific.    Trading profit in Asia Pacific was £59 million during the year ended 31 August 2001, an increase of £26 million, or 79%, as compared with the prior period at 2001 constant exchange rates. This increase principally reflects the success of our Jinro Ballantines venture. Imperial whisky, one of South Korea's leading whiskies, and Ballantine's have both grown strongly in the year supported by increased advertising and promotion. The increase in trading profit is also supported by Duty Free sales, reflecting improved results of Ballantine's super-premium aged range resulting in an increased market share of 7%. Japan has also benefited from growth of aged Ballantine's in Duty Free, improved net pricing and from the launch of Kahlúa and Beefeater ready-to-drink formats. Good growth in the Philippines and Taiwan was driven by a 12% volume growth in Fundador® brandy and improved advertising and promotion effectiveness in Taiwan.

        Other.    Trading profit on the sale of bulk spirits and wine, stand-alone Duty Free operations and central items not allocated to sales regions resulted in a £10 million year-on-year movement at 2001 constant exchange rates. Other also includes a pension credit of £33 million in the year ended 31 August 2001 compared with a credit of £20 million for the year ended 31 August 2000. Offsetting the credits are pension contributions paid by the Group across all regions which amounted to £7 million in the year ended 31 August 2001 and £10 million in the year ended 31 August 2000 resulting in a net pension credit of £26 million in 2001 and £10 million in 2000. The net credit is recorded as part of staff costs within the profit and loss account. Under UK GAAP the pension prepayment is compared with the actuarial pension surplus each year and the difference is amortised over the expected lifetime of the relevant employees. The increase in the pension credit between 2000 and 2001 reflected the change in the valuation of the pension schemes between the two periods.

  QSR

Turnover on our QSR business was £308 million during the year ended 31 August 2001, a decrease of £24 million, or 7%, as compared with turnover during the prior period at 2001 constant exchange rates. This decrease principally reflected the change in the results of Baskin-Robbins as it moved from generating revenue and margin from the manufacture of ice cream to generating revenue from franchise royalties. Trading profit was £72 million during the year ended 31 August 2001, an increase of £4 million, or 6%, as compared to the prior period at 2001 constant exchange rates. This increase resulted from growth in same store sales, profit growth from the international business and the contribution from new stores, which was partially offset by the re-positioning of Baskin-Robbins where new franchise royalties did not exceed the loss of margins on ice cream manufacture and a reduction in Baskin-Robbins profits as a result of additional raw material cost. Stores that are included in the comparison of "same store sales" include those that had been open and operating for at least two fiscal years during all of the two years being compared.

Finance charges

Finance charges during the year ended 31 August 2001 increased by £7 million to £90 million relating principally to the corresponding increase in borrowings from £1,252 million to £1,854 million to finance our acquisitions.

Goodwill and Exceptional items

Goodwill amortization totaled £12 million during the year ended 31 August 2001, an increase of £9 million compared with the prior period, reflecting further acquisitions during the period. Exceptional items during the year ended 31 August 2001 were £3 million; being primarily aborted acquisition costs (£4 million), the provision for surplus properties (£4 million) and costs associated with the introduction of the Euro (£1 million), offset by profit on disposal of businesses (£6 million).

Profit before taxation, goodwill and exceptional items

Profit before taxation, goodwill and exceptional items during the year ended 31 August 2001, including the benefit of the Mexican excise rebate, increased by £96 million, or 24%, as compared with the prior period. Profit before taxation included the benefit of £47 million during the year ended 31 August 2001, arising from the ruling of the Mexican Supreme Court with respect to the excise duty regime that was applicable to our Mexican operations during 1998 and 1999.

Taxation

As explained within the Accounting Policies section of our Audited Consolidated Financial Statements, we adopted Financial Reporting Standard 19—Deferred Tax in the six month period ended 28 February 2002 which resulted in the restatement of the financial statements of prior periods. Prior to this restatement, excluding the impact of the Mexican excise rebate, which has been taxed locally at 35%, and tax on goodwill and exceptional items, the effective tax rate decreased from 26% to 25% in the year to 31 August 2001. After restatement, the effective tax rates were 22.8% for the year to 31 August 2000 and 25% for the year 31 August 2001.

Year ended 31 August 2000 compared with year ended 31 August 1999

Operating Results

  Group Comparative Performance

        Turnover.    Turnover was £2,602 million during the year ended 31 August 2000, an increase of £194 million, or 8%, from the year ended 31 August 1999. This increase reflects increased turnover of our Spirits & Wine business, as well as the favorable effects of currency exchange rates.

        Trading profit.    Trading profit was £487 million for the year ended 31 August 2000, an increase of £57 million, or 13%, from the year ended 31 August 1999. This increase reflects a 12% increase in trading profit on our Spirits & Wine business, where volume and pricing gains were partially offset by increased raw material cost in relation to Sauza. The increase also reflects a 21% increase in trading profit on our QSR business, partially as a result of the favourable effects of currency exchange.

Segment Comparative Performance

We are an international business, and, as a result, fluctuations between the Pound Sterling and other major currencies, particularly the US Dollar and Euro, can have a substantial impact on our results of operations. In order to provide investors and potential purchasers of our ordinary shares and ADSs with a meaningful discussion of the changes and trends in our results of operations, we translate the results of the prior period at the weighted average rates of the most recent period. We refer to this translation as "at constant exchange rates".

Spirits & Wine

The following table sets out financial data from the results of operations of our Spirits & Wine business for the year ended 31 August 2000, and financial data from the results of operations of our Spirits & Wine business during the year ended 31 August 1999 translated at 2000 constant exchange rates.

	Year ended 31 August 2000	Year ended 31 August 1999 at 2000 constant exchange rates
	£	£
	(million)
Turnover	2,297	2,101	(1)
Duty	(545)	(491)

Net turnover	1,752	1,610
Gross margin	1,046	947
Trading profit	414	368	(2)

Notes:
(1)
Translation adjustments to turnover at 2000 constant exchange rates were £9 million. Turnover for the year ended 31 August 1999 was £2,110 million.
(2)
Translation adjustments to trading profit at 2000 constant exchange rates were £1 million. Trading profit for the year ended 31 August 1999 was £369 million.

        Volume, turnover and gross margin.    Net turnover, excluding excise duty paid by consumers on our spirits and wine products, was £1,752 million during the year ended 31 August 2000, an increase of £142 million, or 9%, as compared with net turnover during the prior period at 2000 constant exchange rates.

Gross Margin was £1,046 million during the year ended 31 August 2000, an increase of £99 million, or 10%, as compared with the prior period at 2000 constant exchange rates. This increase in gross margin principally reflects a combination of price increases of £54 million, or 6%, particularly in Mexico, Central and Eastern Europe and Spain, volume increases of £28 million, or 3%, including sales in Asia following the Jinro Ballantines acquisition and a mix benefit of £35 million, or 4%, with improvements in Europe and the United States, partially offset by a gross margin decrease due to net cost increases of £18 million, or 2%, largely as a result of the industry-wide shortage of the raw material, agave.

        Advertising and Promotion.    Advertising and promotion during the year ended 31 August 2000 was £301 million, an increase of £24 million, or 9%, as compared with the prior period at 2000 constant exchange rates. The increase principally reflects investment in four of our core brands (which at that time comprised of four brands—Ballantine's, Kahlúa, Sauza and Beefeater) and particularly Ballantine's and Kahlúa.

        Trading Profit.    Trading profit during the year ended 31 August 2000 was £414 million, an increase of £46 million, or 13%, as compared with the prior period at 2000 constant exchange rates.

        Trading profit by sales region.    Our Spirits & Wine business is a marketing-led business where resource allocation decisions with respect to brands are made on a global scale. However, as these decisions are executed within key markets, we believe it is appropriate to additionally disclose trading profit of our Spirits & Wine business on a regional basis. The following table sets out for each of our sales regions trading profit of our Spirits & Wine business for the year ended 31 August 2000, and trading profit of our Spirits & Wine business during the year ended 31 August 1999 at 2000 constant exchange rates.

	Year ended 31 August 2000		Year ended 31 August 1999 at 2000 constant exchange rates
	£		£
	(million)
Europe	141		128
Americas	174	(1)	144
Mexico	41	(1)	42
Asia Pacific	40		20
Other(2)	18		34

Total	414		368

Notes:
(1)
The regional classification for the year ended 31 August 2000 when compared to 1999 was on a different basis to that for the year ended 31 August 2001 compared to 2000 as a result of a reclassification adjustment of £8 million in 2000 to allocate the results from Americas to Latin America.
(2)
Other includes Global Operations (including profit from the sale of bulk spirits and wines), stand-alone Duty Free operations and central items not allocated to sales regions.

        Europe.    Trading profit was £141 million during the year ended 31 August 2000, an increase of £13 million, or 10%, as compared to the prior period at 2000 constant exchange rates. The increase in trading profit principally reflects volume increases in Ballantine's Finest and Beefeater as well as Teacher's Scotch whisky in the United Kingdom. Volumes of Spanish wines also grew as a result of the trend towards higher quality categories.

        Americas.    Trading profit was £174 million during the year ended 31 August 2000, an increase of £30 million, or 21%, as compared with the prior period at 2000 constant exchange rates. This increase was due to a favorable product mix in North America, particularly from Kahlúa, Courvoisier, Sauza and Maker's Mark. A further significant contributor to the profit improvement was the performance of the wine business that achieved price and volume increases. The Latin American business contributed to the increase in trading profit largely as a result of improvements in Brazil. This was in spite of poor trading conditions in Argentina. In addition, our Californian wine brands benefited from a 15% growth in volumes. During the year we invested in our Californian wineries through a $22 million project to double capacity at Clos du Bois.

        Mexico.    Trading profit was £41 million during the year ended 31 August 2000, a decrease of £1 million, or 2%, as compared with the prior period at 2000 constant exchange rates. This decrease principally relates to the impact of the shortage and increased costs of the agave cactus, the key raw material for tequila, and reduced sales of Sauza in the Mexico market which offset increased sales of Don Pedro and Presidente during the period.

        Asia Pacific.    Trading profit was £40 million during the year ended 31 August 2000, an increase of £20 million as compared to the prior period at 2000 constant exchange rates. This growth principally resulted from the acquisition of Jinro Ballantines which had a successful start with Imperial whisky supported by increased advertising and promotion. Trading profit in the Philippines improved in the year as a result of strong growth from Fundador brandy. Trading profit in Japan also increased reflecting improved pricing and effectiveness of advertising and promotion.

        Other.    Trading profit from the sale of bulk spirits and wines, stand-alone Duty Free operations and central items not allocated to the sales regions resulted in a £16 million year-on-year movement at 2000 constant exchange rates. Other also includes a pension credit of £20 million in the year ended 31 August 2000 compared with a credit of £10 million for the year ended August 1999. Offsetting the credits are pension contributions paid by the Group across all regions which amounted to £10 million in 2001 and £13 million in 1999 resulting in a net pension credit of £10 million in 2000 and a net expense of £3 million in 1999. The net credit is recorded as part of staff costs within the profit and loss account. Under UK GAAP, the pension prepayment is compared with the actuarial pension surplus each year and the difference is amortised over the expected lifetime of the relevant employees. The increase in the pension credit between 1999 and 2000 reflected the change in the valuation of the pension schemes between the two periods. The reduction in pension contributions was a result of the disposal of the UK Retail business.

QSR

Turnover on our QSR business was £305 million during the year ended 31 August 2000, a decrease of £10 million, or 3% as compared to the prior period at 2000 constant exchange rates. This decrease principally reflects the changes in Baskin-Robbins as it moved from generating revenue from ice cream manufacturing to generating revenue from franchise royalties. Trading profit of the QSR business was £64 million during the year ended 31 August 2000, an increase of £8 million, or 14%, as compared with trading profit during the prior period at 2000 constant exchange rates. The increase reflects improved results of Dunkin' Donuts and Togo's, offset by the costs of repositioning the Baskin-Robbins brand in the United States initiated through shifting profits driven by margins on ice cream manufacturing to profits driven by franchise royalties. The roll-out phase of the program was completed by the year ended 31 August 2000, with around three quarters of qualifying franchisees participating. As a result of the restructuring, there was a 2% reduction in the number of Baskin-Robbins distribution points. Overall system-wide sales increased by £165 million, or 8% with Dunkin' Donuts system-wide sales representing £135 million, or 9%. Same store sales growth was up 7% in Dunkin' Donuts, 1% in Baskin-Robbins and 4.5% in Togo's. Stores that are included in the comparison of "same store sales" include those that had been open and operating for at least two fiscal years during all of the two years being compared.

Finance charges

Finance charges increased by £9 million in the year to 31 August 2000 to £83 million principally due to changes in external interest rates.

Exceptional items

Exceptional items in the year ended 31 August 2000 represented a net credit to the profit and loss account of £5 million. This credit comprised: profits on the disposal of fixed assets of £46 million; profits on the disposal of businesses, namely Panrico, a Spanish bakery business, of £13 million; costs of restructuring programs of £40 million (of which £3 million was related to IT outsourcing and £11 million was related to our global organization activity review); asset write downs of £6 million; and project costs relating to the Year 2000 and conversion to the Euro of £8 million.

Exceptional items in the year ended 31 August 1999 represented a net charge to the profit and loss account of £358 million. This charge comprised a credit of £167 million related to disposals, principally the disposal of Cantrell and Cochrane, an Irish drinks company; charges of £272 million in relation to the premia for the redemption of debenture and loan stock; charges of £59 million in relation to asset write-downs; £37 million for surplus properties; £45 million related to the UK Retail business; £18 million related to restructuring costs in joint ventures and associated undertakings; and £27 million project costs related to the Year 2000 and conversion to the Euro. We also recognized exceptional organization and corporate costs during the year of £67 million, comprising £14 million for a corporate cost review, £6 million for reorganization of our Spirits & Wine business, £10 million to remodel our quick service restaurants and £14 million to reorganize the UK Retailing business.

Profit before taxation, goodwill and exceptional items

Profit before taxation, goodwill and exceptional items during the year ended 31 August 2000 and excluding discontinued businesses of £404 million grew by £66 million. Adjusting for pro-forma finance charges included within discontinued business in 1999, the increase was £55 million or 16%.

Taxation

As explained within the Accounting Policies section of our Audited Consolidated Financial Statements, we adopted Financial Reporting Standard 19—Deferred Tax in the six month period ended 28 February 2002 which resulted in the restatement of the financial statements of prior periods. Prior to this restatement, excluding tax on goodwill and exceptional items, the effective tax rate was 26% during the period ended 31 August 2000. After restatement, the effective tax rate was 22.8%. The cash impact of tax for the year ended 31 August 2000 was a net inflow of £21 million arising principally because of the recovery of £78 million advance corporation tax on foreign dividend income.

Liquidity and Capital Resources

Cash Flow

The primary sources of our liquidity over the last three years ended 31 August 2001 have been cash generated from operations. Our results of operations are subject to risks and uncertainties. The following discussion should be read in conjunction with "Item 3—Key Information—Risk Factors." A portion of these funds has been used to fund acquisitions and to pay interest, dividends and taxes.

Year ended 31 August 2001 compared with the year ended 31 August 2000

Net cash inflow from operating activities was £423 million during the year ended 31 August 2001, an increase of £51 million as compared with the prior period. This increase reflects increased operating profit partially offset by an increase of £9 million of goodwill amortization and an increase of £29 million in stocks as a result of acquisitions during the year, as well as a decrease in payments to creditors of £43 million. We benefited from the receipt of £47 million, resulting from the Mexican excise rebate, which is included within the operating profit of £547 million.

Cash outflow before use of liquid resources and financing was £594 million during the year ended 31 August 2001 as compared with a cash inflow of £92 million during the prior period. The primary causes of this cash outflow were increases in cash paid for acquisitions as well as the amount of dividends and taxes paid. In the year ended 31 August 2001, we spent £635 million in cash for acquisitions of which £442 million related to the purchase of those businesses and £193 million related to debt acquired with the businesses. The £635 million is comprised of £364 million for Mumm and Perrier Jouët champagnes, £180 million for Montana wines (with the balance of the total price paid of £406 million being paid in September 2001) and £91 million for Graffigna, Sainte Sylvie® and Buena Vista® wines. Capital expenditure net of asset disposal proceeds and financial investment in the year ended 31 August 2001 was £118 million compared to £11 million in the prior period. The net capital expenditure in the year ended 31 August 2000 reflected receipt of £115 million in relation to tangible fixed assets, which included surplus properties of £94 million. In addition, we paid £23 million in relation to the purchase of intangible fixed assets during the year ended 31 August 2001. In the year ended 31 August 2001, we paid £163 million in ordinary dividends, as compared to the payment of no ordinary dividends in the year ended 31 August 2000. We paid £34 million in taxes during the year ended 31 August 2001, an increase of £55 million from the year ended 31 August 2000. The primary cause of this increase was the receipt in the year ended 31 August 2000 of a £78 million advance corporation tax refund.

Year ended 31 August 2000 compared with the year ended 31 August 1999

Net cash inflow from operating activities was £372 million during the year ended 31 August 2000, a decrease of £179 million as compared with the prior period. The decrease in net cash inflow from operating activities principally reflects the disposal of our UK Retail business which accounted for net cash inflow from operating activities of £202 million during the year ended 31 August 1999.

Cash inflow before use of liquid resources and financing was £92 million during the year ended 31 August 2000 as compared with a cash inflow of £16 million in the prior period. In the year ended 31 August 2000, we paid no ordinary dividends, and in the same period in 1999, we paid dividends of £320 million, which included our UK Retail business. In addition, we paid tax of £161 million in 1999, compared to a receipt of £21 million in 2000.

Borrowings

We target committed facility headroom cover of approximately 117.5% of budgeted peak borrowing requirements with a minimum headroom cover of at least £300 million. Where possible, we spread our borrowing facilities over a number of years to minimize the risks and disruption associated with renegotiating maturing facilities. In addition, it is our policy to maintain backstop facility terms from relationship banks to support commercial paper obligations.

At 28 February 2002, our borrowings of £2,510 million were comprised of £1,332 million of short-term debt and £1,178 million of long-term debt. Net of cash of £185 million, our net debt was £2,325 million as at 28 February 2002. Of this net debt, 49% was denominated in US Dollars, 9% in Pounds Sterling, 31% in Euros and 11% in other currencies. The effective interest rate payable for the six months ended 28 February 2002, based on average net debt was 5.1%. On 29 May 2002, we issued EUR600 million (£384 million) bonds due 2009 and £250 million bonds due 2014 to finance our acquisition of Malibu and Mumm Cuvée Napa from Diageo plc.

At 31 August 2001, our borrowings of £1,965 million were comprised of £825 million of short-term debt and £1,140 million of long-term debt. Net of cash of £111 million, our net debt was £1,854 million as at 31 August 2001. Of this net debt, 43% was denominated in US Dollars, 7% in Pounds Sterling, 31% in Euros and 19% in other currencies. The effective interest rate payable for the year ended 31 August 2001, based on average net debt, was 5.4%.

At 31 August 2000, our borrowings of £1,364 million were comprised of £1,206 million of short-term debt and £158 million of long-term debt. Net of cash of £112 million, our net debt was £1,252 million as at 31 August 2000. Of this net debt, 37% was denominated in US Dollars, 3% in Pounds Sterling, 44% in Euros and 16% in other currencies. The effective interest rate payable for the year ended 31 August 2000, based on average net debt, was 5.0%.

At 31 August 1999, our borrowings of £1,551 million were comprised of £1,362 million of short-term debt and £189 million of long-term debt. Net of cash of £236 million, our net debt was £1,315 million as at 31 August 1999. Of this net debt, 41% was denominated in US Dollars, –6% in Pounds Sterling, 50% in Euros and 15% in other currencies. The effective interest rate payable for the year ended 31 August 1999, based on average net debt, was 5.0%.

Of the total borrowings at 31 August 2001, £447 million were due after five years and £770 million were due within one year. During the year ended 31 August 2001, we borrowed £602 million.

The £602 million increase in net borrowings in the year ended 31 August 2001 primarily reflects the acquisitions of Mumm and Perrier Jouët champagnes, Buena Vista, Graffigna and Sainte Sylvie wines. The £63 million decrease in net borrowings to 31 August 2000 from 31 August 1999 primarily reflects the sale of the Panrico bakeries in Spain.

Since 1 September 2001, we have borrowed £562 million for the acquisitions of Kuemmerling, Montana and Bodegas y Bebidas. In March 2001, we increased the existing $2 billion Global Medium-Term Note Program to $3 billion. Amounts drawn down under the program are £1,734 million.

At 31 August 2001, we had available undrawn committed bank facilities of £1,358 million, as compared with £1,215 million at 31 August 2000 and £1,269 million at 31 August 1999. Of the facilities, £331 million expire in the period up to 31 August 2002 and £1,027 million expire in the period up to 31 August 2005.

Commitment fees are paid on the undrawn portion of these facilities. Borrowings under these facilities are at prevailing LIBOR rates plus an agreed margin, which is dependent on the period of draw-down. We can use these facilities for general corporate purposes and, together with cash and cash equivalents, support our commercial paper programs. Most of the committed bank facilities are subject to a minimum interest cover ratio (defined as the ratio of UK GAAP trading profit to net interest; trading profit being the profit on ordinary activities before taking into account exceptional items charged to operating profit and profits on the sale of property and net interest) of 3 times and a leverage ratio of 4 times, which we define as borrowings over EBITDA (earnings before interest, tax, depreciation and amortization). Where this ratio exceeds 4, but is less than 4.75, a temporary pricing grid will come into force for up to two consecutive reporting dates, including half-year reports. There are other financial covenants under the NZ Dollar 225 million revolving credit facility that is secured by the assets of Montana Group (NZ) Limited.

We believe our existing cash balances and our undrawn committed bank facilities will be sufficient to meet our cash requirements as they fall due. Our future capital requirements will depend on many factors, including the timing of any acquisitions we might make, the cost of raw materials and the rate at which our turnover and associated working capital requirements grow. We cannot assure you that additional equity or debt financing will be available to us on acceptable terms or at all. In addition, we are subject to certain debt covenants on borrowings including compliance with leverage ratio and interest coverage ratio requirements. Although we believe that we comply with all covenants and will continue to do so, we cannot assure you that this will be the case.

Contractual commitments

The following table sets out our contractual obligations as at 28 February 2002.

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	£	£	£	£	£
	(millions)

Borrowings	2,582	1,337	204	522	519
Operating leases	294	47	79	63	105
Malibu acquisition	560	–	–	–	560
Other contractual obligations(1)	50	–	–	–	50

Gross contractual obligations	3,486	1,384	283	585	1,234
Sublease income from operating leases	(205)	(29)	(51)	(43)	(82)

Net contractual obligations	3,281	1,355	232	542	1,152

Note:

(1)
Other contractual obligations relate to a payment of a sum equivalent to ¥10 billion (£44 million at then current exchange rates) paid by Suntory Limited to us during the year ended 4 March 1989 as part of the consideration paid for the establishment of Suntory Allied Limited. This amount was taken to our profit and loss account as a contribution towards development, marketing and other costs. This amount is refundable on any dissolution of our arrangement with Suntory Limited. We do not currently anticipate dissolution. However, we recognize an obligation in respect of this arrangement.

Except as set forth above, we have no contractual commitments, such as lines of credit, guarantees or standby purchase orders that would affect our liquidity over the next five years.

Going Concern

Our Board of Directors, having made appropriate inquiries, consider that we have adequate resources to continue in operational existence for the foreseeable future, and that, as a result, it is appropriate to adopt the going concern basis in preparing the Audited Consolidated Financial Statements.

Research and Development, Patents and Licenses, etc.

The overall nature of our business does not demand substantial expenditure on research and development. We do not hold any material licenses to use third-party trademarks. As discussed in the section entitled "Item 4—Information on the Company", we hold the Stolichnaya trademark in the United States.

Inflation

Inflation had no material impact on our operations during the six months ended 28 February 2002 and 2001 or during the three years ended 31 August 2001.

Trend Information

Our Chief Executive, Philip Bowman, made the following comment on 29 April 2002:

"We have continued to deliver good profit growth, with normalized earnings per share up 7%, whilst investing heavily in the future of the business. Allied Domecq is building a strong platform for sustainable future growth.

"While we continue to build the future growth of our business, we recognise that we have some short term challenges. These include lower volume performances than we had planned from some of our core brands, particularly in the US. We have taken action over the past few months to correct the situation and key brands are showing a good recovery of market share over the past sixteen weeks.

"We have significantly strengthened our brand portfolio through targeted acquisitions and are building equity in our brands with a double-digit increase in investment in advertising and promotion. We have launched new campaigns for Ballantine's and Stolichnaya. Importantly, our investment in innovation is starting to deliver results with new ready-to-drink beverages and a new cream liqueur, Tia Lusso. Malibu will make an excellent addition to our brand portfolio and we look forward to receiving regulatory clearance shortly.

"The second half of the fiscal year is meeting our expectations and we are confident in the underlying trends within the business. We anticipate that we will continue to deliver earnings growth for the full year while continuing to invest strongly behind our brand portfolio and implementing the programme to improve the US supply chain announced in October last year."

New Accounting Standards

The UK Accounting Standards Board has issued new Financial Reporting Standards. We comply with these standards to the extent detailed below

  FRS No. 17—Retirement Benefits.    This standard replaces the use of actuarial values for assets in a pension plan in favour of a market-based approach. In order to cope with the volatility inherent in this measurement basis, the standard requires that the profit and loss account shows the relatively stable ongoing service cost, interest cost and expected return on assets. Fluctuations in market values are reflected in the statement of total recognized gains and losses. In order to allow companies to comply, the following transitional arrangements apply: (i) for accounting periods ending on or after 22 June 2001, closing balance sheet information (no comparatives required) is to be given in the notes only; (ii) for accounting periods ending on or after 22 June 2002, opening and closing balance sheet information and performance statement information (both profit and loss account and statement of total recognized gains and losses) for the period (no comparatives required) is to be given in the notes only. For accounting periods ending on or after 22 June 2003, the standard is fully effective. We have complied with the transitional disclosure requirements of this standard.

  FRS No. 18—Accounting Policies.    We adopted this standard which deals with the selection, application and disclosure of accounting policies in financial statements for the year ended 31 August 2001. Compliance with this new standard has not given rise to any restatement of figures reported for prior years.

  FRS No. 19—Deferred Tax.    This standard was issued in December 2000 and requires full provision to be made for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the consolidated financial statements and their recognition in a tax computation. It also requires deferred tax assets to be recognized to the extent that it is regarded as more likely than not that they will be recovered. Prior to the adoption of FRS No. 19, deferred tax was only provided on a partial provision basis. The new standard was implemented for the period ending 28 February 2002 and has been initially applied by retroactively restating all periods. The adoption of this standard resulted in a balance sheet adjustment of £53 million at both 31 August 2000 and 31 August 2001. The overall tax charge for the year ended 31 August 2001 did not change as a result of restatement under FRS No. 19, and there was no impact on the tax charge for the six months ended 28 February 2002.

Reconciliation to US GAAP

Our Audited Consolidated Financial Statements have been prepared in accordance with UK GAAP, which differs in certain respects from US GAAP. The significant differences between UK GAAP and US GAAP as they relate to our net income are summarized below.

	Six months ended 28 February		Year ended 31 August
	2002	2001	2001	2000
	£	£	£	£
	(million)
Net income in accordance with UK GAAP	227	161	344	330
Adjustments to conform to US GAAP:
Brands	–	(16)	(32)	(31)
Goodwill	19	(8)	(16)	(21)
Other intangible assets	(2)	(3)	(5)	(7)
Stock	(45)	(1)	(1)	–
Disposal of UK Retail business	–	–	–	1,279
Restructuring costs	(2)	(5)	(10)	4
Pension costs and other post retirement benefits	6	(2)	(3)	(1)
Share compensation	–	(3)	(1)	2
Derivative instruments	(15)	(72)	(19)	(41)
Mexican excise rebate	(51)	–	94	–
Deferred taxation	26	26	(21)	33
Other	1	(2)	2	7

Net income in accordance with US GAAP	164	75	332	1,554

Continuing operations	164	75	332	266
Discontinued operations	–	–	–	1,288

Brands, goodwill and other intangible assets

Under UK GAAP, prior to 1 September 1998, goodwill arising on acquisitions was written off to reserves in the year of acquisition. From 1 September 1998, goodwill and other intangible assets arising on acquisition have been capitalized and amortized over their anticipated useful economic life, but not exceeding 20 years. On disposal of a previously acquired asset, any goodwill previously eliminated against reserves is then charged in the income statement against the profit or loss on disposal.

Under US GAAP, goodwill and all identifiable intangible assets arising on acquisition are capitalized and amortized over their useful economic lives, but not exceeding 40 years. However, goodwill and intangible assets determined to have an indefinite useful life acquired in a business combination completed after 30 June 2001, but before Statement of Financial Accounting Standards ("SFAS") No. 142—Goodwill and Other Intangible Assets is adopted in full, are not amortized. The amount of goodwill under UK GAAP differs to that under US GAAP due to the fair values allocated to intangible assets, in particular brands, stock and the exclusion from the purchase price consideration of certain costs.

Stocks

Under UK GAAP, stock acquired through a business combination is valued at the lower of replacement cost and net realizable value. Under US GAAP, stock acquired through a business combination reflects the selling price less costs to complete, costs of disposal and a reasonable element of profit for the selling effort by the acquiring company.

Disposal of UK Retail business

On 6 September 1999, we disposed of our UK Retail business. Under UK GAAP and law, this disposal was accounted for with a reduction of shareholders' funds as a direct distribution to our shareholders. Under US GAAP, this transaction is accounted for as the sale of a business to a third party with an immediate distribution of proceeds to our shareholders. Accordingly, under US GAAP, this transaction results in a gain on sale followed by a dividend of proceeds.

Restructuring costs

Under UK GAAP, provisions are made for restructuring costs once a detailed formal plan is in place and valid expectations have been raised in those affected that the restructuring will be carried out. Provision is made for voluntary redundancy payments to the extent that it is expected that volunteers will come forward. US GAAP requires a number of specific criteria to be met before restructuring costs can be recognized as an expense. Also, to the extent restructuring costs are related to the activities of an acquired company, US GAAP allows them to be recognized as a liability upon acquisition provided certain specific criteria are met whereas UK GAAP does not. Accordingly, timing differences arise between UK GAAP and US GAAP recognition of restructuring costs.

Pension and other post retirement benefits

In accordance with Statement of Standard Accounting Practice No. 24, or SSAP24, our accounting policy for post-employment benefits charges pension costs to the profit and loss account on a systematic basis over the service life of employees based on consultation with actuaries and using the projected unit credit method and a set of long-term actuarial assumptions. Under US GAAP, pension costs and liabilities are calculated in accordance with SFAS No. 87—Employers' Accounting for Pensions. This standard requires the use of the projected unit credit method and prescribes, in particular, the use of a market-related discount rate. This is not the same as the long-term approach used under SSAP 24.

Share compensation

Under UK GAAP, the cost of share option plans are amortized based on the cost of the shares acquired by the employee trust to fulfill the plan, less the amount contributed by the employee. Under US GAAP, compensation for fixed plan awards is determined at the date of grant, based on the cost of the fair value of the shares subject to the award, less the option exercise or purchase price, if any, except for allowable discounts with respect to certain qualified plans where the discount is no greater than 15% of the fair value of the shares. Compensation costs for variable plan awards is estimated at the end of each period from the date of grant to the date final compensation costs are determinable based on the difference between the fair value of the shares subject to the award and the option exercise or purchase price. Such cost is allocated to compensation expense over the vesting period and, if performance criteria are applicable to the award, based on actual performance attained.

Derivative instruments

Our foreign currency, interest rate and commodity contracts hedge forecast exposures that do not meet the US GAAP hedge accounting criteria. Under US GAAP, these contracts are marked to market at the balance sheet date and gains and losses arising are included in net income. Under UK GAAP, these gains and losses can be deferred until the hedged transactions actually occur. We may enter into foreign currency contracts to hedge the purchase price consideration on certain acquisitions. Under UK GAAP, the gains and losses arising on these foreign currency contracts are recognized in the purchase price consideration. Under US GAAP, the gains and losses arising on these foreign currency contracts are recognized within net income.

Mexican excise rebate

Under US GAAP, the Mexican excise rebate was recognized upon the issuance of a favorable court judgment and additional interest and inflation adjustments are recognized as they accrue. Under UK GAAP, we are recognizing the amount due when offset against future excise duty and other taxes payable.

Deferred taxation

We adopted FRS 19—Deferred Tax in the six month period ended 28 February 2002. As a result, the consolidated financial statements as at 31 August 2001 and 2000, and the three year period ended 31 August 2001 have been restated and disclosures have been modified to reflect retroactively the impact of the adoption of FRS 19 on such financial statements as required by UK GAAP. FRS 19 brings accounting for deferred tax under UK GAAP conceptually closer to US GAAP, although some differences remain. Following our restatement under FRS 19, and other than the tax effect of other UK to US GAAP differences, there is only one material difference between UK GAAP and US GAAP. This difference relates to the recognition criteria for recording deferred tax assets under US GAAP and UK GAAP. Under US GAAP, the calculation of current and deferred tax assets is based on the probable tax treatment of the tax position taken. Once it is determined that there is a probable deferred tax asset, it is then reduced by a valuation allowance to the extent it is deemed more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax asset will not be realized. Under UK GAAP, both the existence of the asset and the probability of its recoverability are considered in combination, and a deferred tax asset is recognized only to the extent that its existence and recoverability are probable (a threshold which is higher than "more likely than not").

Item 6. Directors, Senior Management and Employees

Our Board of Directors and Executive Officers oversee our administration. Our Board of Directors is comprised of between 3 and 20 members who provide our overall direction, strategy, performance and management. Our Board of Directors generally meets six times a year and focuses on strategic issues and financial performance. Directors are elected at our annual shareholders' meetings by holders of our ordinary shares for a maximum three-year term. Our Board of Directors has established four committees, the Audit Committee, the Remuneration Committee, the Executive Committee and the Financing Committee, to assist in its duties and as a measure of internal control. Our Board of Directors delegates day-to-day management to our Executive Officers who comprise the Executive Directors. Our Board of Directors appointed our current Executive Officers for a two-year rolling term.

Directors

The following table sets out information with respect to our Directors.

Name	Age	Position	Director since
Gerry Robinson	53	Non-Executive Chairman	2002
Philip Bowman	49	Chief Executive	1998
Graham Hetherington	43	Finance Director	1999
David Scotland	54	President, Allied Domecq Wines	1995
Richard Turner	53	President, Global Operations, Spirits & Wine	1999
Donald Brydon	57	Non-Executive Director	1997
Sir Ross Buckland	59	Non-Executive Director	1998
Peter Jacobs	59	Non-Executive Director	1998
David Malpas	62	Non-Executive Director	1997

The business address of each of the above Directors is The Pavilions, Bridgwater Road, Bedminster Down, Bristol BS13 8AR, England.

The following are brief biographies of each of our Directors:

        Gerry Robinson, Non-Executive Chairman.    Mr. Robinson joined us as a Non-Executive Director in February 2002 and became Non-Executive Chairman on 1 April 2002. He was Chairman of Granada PLC until February 2001, and he remains a Non-Executive Director of that company. He is currently also Chairman of the Arts Council of England and was previously Chairman of British Sky Broadcasting Group and ITN.

        Philip Bowman, Chief Executive.    Mr. Bowman joined us as Group Finance Director in 1998 and was appointed our Chief Executive in August 1999. He previously held senior management roles in Bass PLC following an extensive career in accountancy and venture development in Iran, Australia and the United States and was Chairman of Liberty. He is also a Non-Executive Director of British Sky Broadcasting Group and Burberry Group and a member of the UK Industrial Advisory Board of Alchemy Partners.

        Graham Hetherington, Finance Director.    Mr. Hetherington was appointed a Director in June 1999 and Group Finance Director in August 1999, having been Finance Director of the Spirits & Wine business since 1998 and previously Senior Vice-President of Finance for the Americas and Finance Director, Global Operations.

        David Scotland, President, Allied Domecq Wines.    Mr. Scotland has been a Director of our Spirits & Wine business since 1992 and one of our Directors since 1995. Mr. Scotland became President of Allied Domecq Wines in January 2002. He is also a Non-Executive Director of Photo-Me International.

        Richard Turner, President, Global Operations, Spirits & Wine.    Mr. Turner has been President, Global Operations, of our Spirits & Wine business since 1995. He joined our Board of Directors in June 1999 and is responsible for the business' global production and supply chain.

        Donald Brydon, Non-Executive Director.    Mr. Brydon joined us as a Non-Executive Director in 1997 and is chairman of Allied Domecq pension trusts. He is the Senior Non-Executive Director. He is a Non-Executive Director of Amersham and also Chairman of AXA Investment Managers.

        Sir Ross Buckland, Non-Executive Director.    Sir Ross Buckland joined us as a Non-Executive Director in 1998. He was Chief Executive of Uniq (formerly Unigate) until March 2001 and is a Director of the Mayne Group and Goodman Fielder.

        Peter Jacobs, Non-Executive Director.    Mr. Jacobs joined us as a Non-Executive Director in 1998. He retired as Chief Executive of BUPA in 1998 and as Chairman of Hillsdown Holdings in July 1999. He is also Chairman of LA Fitness and a Non-Executive Director of Bank Leumi (UK) and Health Quality Services.

        David Malpas, Non-Executive Director.    Mr. Malpas joined us as a Non-Executive Director in 1997. He retired as Managing Director of Tesco in 1997. He is Chairman of Dresdner Income Growth Investment Trust and a Non-Executive Director of Wincanton.

Committees of Our Board of Directors

Remuneration Committee

The Remuneration Committee determines the remuneration policy as well as the terms and conditions of service and the cessation of service of the Executive Directors. It also reviews external appointments offered to Group executives. The Remuneration Committee generally meets at least three times per year. Its members are not eligible for any share options, bonuses or pension entitlements. The committee has access to the services of independent advisors as it requires. The committee is comprised of the five Non-Executive Directors, with David Malpas as Chairman.

Audit Committee

The Audit Committee monitors and reviews our system of financial and operational controls. It also oversees the objectivity and effectiveness of the independent auditors, and considers our compliance with the Principles of Good Governance and Code of Best Practice, which together comprise the Combined Code appended to the Listing Rules of the UK Financial Services Authority. The Audit Committee can request our independent auditors, Executive Directors and any other officers of the Group to attend its meetings. Additionally, our internal and independent auditors have direct access to the committee to raise any matters of concern. The Audit Committee must meet at least twice a year. The Audit Committee receives periodic reports summarizing audit issues noted and corrective actions planned as well as reports from the internal audit function, the independent auditors and management. The committee is comprised of the five Non-Executive Directors, with Peter Jacobs as Chairman.

Executive Committee

Our Board of Directors delegates authority to the Executive Committee to:

  •
  formalize our strategy;

  •
  run our day-to-day operations;

  •
  approve projects within capital expenditure limits set by our Board of Directors; and

  •
  lead the management development process.

The committee is comprised of the Executive Directors and other members of senior management.

Financing Committee

The Financing Committee exercises power related to the financing of approved acquisitions and the refinancing of debt. The committee is comprised of the Chairman, Executive Directors and other members of senior management.

Compensation of Directors and Executive Officers

The aggregate compensation that we paid to our Directors and Executive Officers as a group for the year ended 31 August 2001 for services in all capacities amounted to £4.637 million, including contingent or deferred compensation accrued during the year, even if payable at a later date. The table below sets out the remuneration that we paid to our Executive Directors, who also comprised our Executive Officers, in that year:

	Salaries/fees	Performance- related bonuses	Benefits	Total
	£	£	£	£
	(thousand)
Philip Bowman(1)(2)	576	720	262	1,558
Graham Hetherington(1)	275	342	19	636
Todd Martin(1)(2)(3)	322	382	163	867
David Scotland(1)	326	323	24	673
Richard Turner(1)	273	280	13	566

Notes:

(1)
The performance-related bonus figures shown above include the deferred and matching elements of the bonus which are shown below and used to purchase our ordinary shares. These ordinary shares will be transferred to the employee after three years and the matching ordinary shares will be conditional, except under exceptional circumstances, on continued employment with us.

	Deferred amount	Matching investment	Total
	£	£	£
Philip Bowman	240,000	240,000	480,000
Graham Hetherington	114,000	114,000	228,000
Todd Martin	127,368	127,368	254,736
David Scotland	64,594	64,594	129,188
Richard Turner	56,000	56,000	112,000
(2)
Philip Bowman's and Todd Martin's benefits include allowances in lieu of pension contributions.

(3)
Todd Martin retired as a Director and Executive Officer on 30 November 2001 and will not receive the matching investment referred to above.

The table below sets out fees we paid to our Non-Executive Directors during the year ended 31 August 2001:

Salaries/fees
£ (thousand)
Donald Brydon(1)	43
Sir Ross Buckland	28
Sir Christopher Hogg(2)(3)	200
Peter Jacobs	33
David Malpas	33

Notes:

(1)
Donald Brydon's standard fee is £28,000. In addition, he is Chairman of the Allied Domecq pensions trusts for which he receives a fee of £15,000 per annum.

(2)
Sir Christopher Hogg retired as a Non-Executive Director and Chairman of our Board of Directors on 31 March 2002. Gerry Robinson replaced him as Non-Executive Chairman and received no fees from us in the year ended 31 August 2001.

(3)
Sir Christopher Hogg's fee as Non-Executive Chairman of £200,000 per annum included a Non-Executive Director's fee of £28,000 per annum. The fee shown for the period is before deduction of £24,166 contributed by way of salary sacrifice to an individual pension arrangement.

Under our Deferred Bonus Plan, we pay Executive Directors and certain senior executives bonuses based on earnings per share growth and completion of key management objectives. Under the plan, between a minimum of 25% and a maximum of 50% of the bonus award is deferred into our ordinary shares. After three years and subject to the executive remaining our employee, we will match that portion of the bonus that is deferred into our ordinary shares on a one for one basis. If a participant's employment with us terminates prior to three years, the participant is only entitled to receive those ordinary shares that comprise his deferred bonus award.

The following Executive Directors are entitled to receive the following matching ordinary shares under the Deferred Bonus Plan. The deferred bonus shares, which are forfeitable in specific circumstances, are beneficially owned by our Directors and are included in the share ownership table set out in the section entitled "—Director and Executive Officer Share Ownership" below.

Deferred Bonus Plan	Award in respect of fiscal year	Ordinary shares	Matching award date
Philip Bowman	2000	24,276	1 September 2003
	2001	67,873	1 September 2004
Graham Hetherington	2000	23,343	1 September 2003
	2001	32,239	1 September 2004
David Scotland	2000	14,472	1 September 2003
	2001	18,267	1 September 2004
Richard Turner	2000	24,276	1 September 2003
	2001	15,837	1 September 2004

Options to Purchase Our Securities

The following table provides summary information for each of our Directors who hold options or other rights to acquire our ordinary shares as at 1 July 2002. As at 1 July 2002, our Directors and Executive Officers as a group held options or other rights to acquire 3,200,419 of our ordinary shares excluding those matching ordinary shares received as compensation under the Deferred Bonus Plan referred to above in the section entitled "—Compensation of Directors and Executive Officers" and held 439,963 of our ordinary shares including the deferred bonus shares received as compensation under the Deferred Bonus Plan. In addition, the Executive Directors were treated as interested in the 24,593,833 ordinary shares held by our employee trusts in their capacity as potential beneficiaries.

	Fiscal year of grant	Number of ordinary shares subject to option	Exercise price of ordinary share in pence	Earliest exercise date	Expiry date
SAYE Scheme 1999
Philip Bowman	2000	3,697	262	1 January 2003	30 June 2003
Graham Hetherington	2000	6,440	262	1 January 2005	30 June 2005
Richard Turner	2000	3,697	262	1 January 2003	30 June 2003
Executive Share Option Scheme 1999
Philip Bowman	2000	608,187	342	1 November 2002	31 October 2009
Graham Hetherington	2000	263,157	342	1 November 2002	31 October 2009
David Scotland	2000	350,877	342	1 November 2002	31 October 2009
Richard Turner	2000	304,093	342	1 November 2002	31 October 2009
Long Term Incentive Scheme 1999
Philip Bowman	2001	441,176	0.1	8 May 2004	7 May 2011
	2002	512,091	0.1	2 November 2004	1 November 2011
Graham Hetherington	2001	104,779	0.1	8 May 2004	7 May 2011
	2002	121,621	0.1	2 November 2004	1 November 2011
David Scotland	2001	119,485	0.1	8 May 2004	7 May 2011
	2002	138,691	0.1	2 November 2004	1 November 2011
Richard Turner	2001	102,941	0.1	8 May 2004	7 May 2011
	2002	119,487	0.1	2 November 2004	1 November 2011

We have adopted nine employee share plans to incentivize participants to promote the long-term success of the business. Our plans and the execution of our plans in the United States comply with Rule 701 under the Securities Act of 1933. Our plans include (1) our SAYE Scheme 1999, (2) our International SAYE Scheme 1999, (3) our United States Share Purchase Plan, (4) our Inland Revenue Approved Executive Share Option Scheme 1999, (5) our Executive Share Option Scheme 1999, (6) our Share Appreciation Rights Plan 1999, (7) our Long Term Incentive Scheme 1999, (8) our Deferred Bonus Plan and (9) our Share Partnership Plan.

SAYE Scheme 1999

We have established a "save as you earn" plan, our SAYE Scheme 1999, which was approved by the UK Inland Revenue on 10 November 1999. Under this plan, we may grant all of our Executive Directors and employees who are subject to certain taxes in the United Kingdom options to purchase our ordinary shares at a price that is not less than 80% of the market value of the shares on the date of grant. The options may vest in three or five years time, with each participant being able to pay for his or her options utilizing the proceeds of a savings contract under which he or she agrees to save a regular monthly amount within set limits. When the option vests, the participant will receive his or her savings back plus a tax-free bonus, which may be used, at the employee's discretion, to exercise the option. Except in limited circumstances, options that are not exercised will lapse if the participant is no longer an employee or after six months from the end of the savings contract. In addition, in the event of a change of control of our company, options may be exercised within six months of the change of control and will thereafter lapse. Options may be adjusted to reflect variations in our share capital.

International SAYE Scheme 1999

We established an international "save as you earn" plan, our International SAYE Scheme 1999, on 25 October 1999. Under this plan, we may grant our Executive Directors and employees options to purchase our ordinary shares at a price that is not less than 80% of the market value of the shares on the date of grant. The options may vest in eighteen months, three years time or five years time, with each participant being able to pay for his or her options by utilizing the proceeds of a savings contract under which he or she agrees to save a regular monthly amount within set limits. When the option vests, the participant will receive his or her savings back plus interest, which may be used, at the employee's discretion, to exercise the option. Except in limited circumstances, options that are not exercised will lapse if the participant is no longer an employee or after six months after the end of the savings contract. Options may be adjusted to reflect variations in our share capital. The plan is operated in certain jurisdictions outside of the United Kingdom. Options may be adjusted to reflect variations in our share capital.

United States Share Purchase Plan

Under this employee stock purchase plan, employees may be granted options to purchase ordinary shares at an exercise price of not less than 85% of the market value of the shares at the grant date. Eligible employees are those who have worked for us for over two years or any other employees determined to be eligible by our Board of Directors. The plan qualifies as an employee stock purchase plan under Section 423 of the Internal Revenue Code, which will provide the participants in the plan with certain tax benefits upon their subsequent sale or other disposition of our ordinary shares that they will purchase under the terms of the plan. We offer participants in the plan the opportunity to elect to have up to a certain amount of their salaries deducted from their paychecks over a period of eighteen months and to use that money plus interest to purchase our ordinary shares. In no event may a participant purchase more than $25,000 worth of our ordinary shares under this plan in any given calendar year. Options may be adjusted to reflect variations in our share capital.

Inland Revenue Approved Executive Share Option Scheme 1999 and Executive Share Option Scheme 1999

These are discretionary share option plans, one of which has been approved by the UK Inland Revenue on 10 November 1999 and the other of which we established on 25 October 1999. The terms of these two plans are similar, except where we indicate to the contrary. Under these plans, our Board of Directors may grant options at its discretion to any of our full time employees, except within two years of their retirement.

Our Board of Directors may grant options that are subject to performance conditions being fulfilled before a participant can exercise his or her option. Participants may only exercise their options between the third and tenth anniversaries of their date of grant, provided that the performance conditions have been fulfilled. Except in limited circumstances, options that are not exercised will lapse if the holder is no longer an employee. In addition, in the event of a change of control of our company, options may be exercised within six months of the change of control and will thereafter lapse. The exercise price may not be less than the market value of an ordinary share on the date of grant. Options may be adjusted to reflect variations in our share capital.

In the case of the Inland Revenue Approved Share Option Scheme, we may not grant further options to an individual if as a result the aggregate market value of ordinary shares issued to that individual under the plan would exceed £30,000.

Share Appreciation Rights Plan 1999

To incentivize employees in jurisdictions where securities or tax laws prevent or restrict the use of the executive share option plans, we adopted our Share Appreciation Rights Plan 1999 on 25 October

1999. Under this plan we may grant our employees share appreciation rights, or SARs, which provide the employee with an opportunity to receive a cash payment from us that is linked to an increase in the market value of our ordinary shares. Our Board of Directors may grant SARs that are subject to performance conditions being fulfilled before the SARs can be exercised. Participants may only exercise SARs between the third and tenth anniversaries of their date of grant, provided that the performance conditions have been fulfilled. Except in limited circumstances, SARs that are not exercised will lapse if the holder is no longer an employee. In addition, in the event of a change of control of our company, SARs may be exercised within six months of the change of control and will thereafter lapse. Our Board of Directors decides whether and to whom it will grant SARs under this plan. The SAR price may not be less than the market value of an ordinary share on the date of grant. SARs may be adjusted to reflect variations in our share capital.

Long Term Incentive Scheme 1999

We established our Long Term Incentive Scheme 1999 on 25 October 1999. Pursuant to this plan, our Board of Directors may grant options at a nominal exercise price to any of our full-time employees except within two years of their retirement. Our Board of Directors decides whether and to whom it will grant options under this plan as well as any limits that may be placed on the grant of options. Our Board of Directors may grant options under this plan that are subject to performance conditions being fulfilled before the option can be exercised. Participants may only exercise options between the third and tenth anniversaries of their date of grant, provided that any performance conditions have been fulfilled. Except in limited circumstances, options that are not exercised will lapse if the holder is no longer an employee. In addition, in the event of a change of control of our company, options may be exercised to the extent any performance conditions have been fulfilled within six months of the change of control and will thereafter lapse. Options may be adjusted to reflect variations in our share capital.

Share Partnership Plan

Our Share Partnership Plan is a UK Inland Revenue approved share incentive plan that we have initially introduced in the United Kingdom as a replacement for our SAYE Scheme 1999.

Our Share Partnership Plan allows us to offer incentives to our Executive Directors and employees in the form of free shares, partnership shares, matching shares and dividend shares.

The Share Partnership Plan allows for the appropriation of free shares to employees with a market value of up to £3,000 per employee each year. The shares must generally be offered to all participants on terms varied by reference to remuneration, length of service or hours worked. The Share Partnership Plan, however, may contain a performance measure making the award of free shares subject to performance targets, as long as the measures for determining the performance targets are fair and objective, not less than 20% of the pool of available free shares must be awarded to every eligible employee on similar terms and the highest performance related award does exceed four times the highest non-performance related award. Free shares must generally be held in trust for a minimum of three and a maximum of five years. We do not currently offer free shares to our Executive Directors and employees.

Under this plan, we offer participants the opportunity to purchase shares from their pre-tax salary of up to £125 (or 10% of salary, whichever is lower) every month. Partnership shares are purchased on behalf of the participants using their compensation. Partnership shares may be withdrawn from the Share Partnership Plan by the participant at any time, although there are tax advantages if the shares are retained in the Share Partnership Plan for at least three years.

The Share Partnership Plan provides that where employees buy partnership shares, they may be awarded additional free shares on a matching basis, up to a maximum of two matching shares for each partnership share. Matching shares must be offered on the same basis to each employee purchasing partnership shares. Matching shares must generally be held in trust for a minimum of three and a maximum of five years.

The Share Partnership Plan provides for the acquisition of shares by the reinvestment of cash dividends in respect of our ordinary shares acquired under this plan up to a limit of £1,500 in any single tax year.

Deferred Bonus Plan

In addition to those plans described above, we operate a remuneration and incentive plan called the Deferred Bonus Plan described in the section entitled "—Compensation of Directors and Executive Officers" above.

Director and Executive Officer Share Ownership

The following table shows the amount of our ordinary shares held by our Directors and Executive Officers, none of whom beneficially owned more than 1% of our ordinary shares, as at 1 July 2002.

Name	Amount of ordinary shares beneficially owned
Gerry Robinson	0
Philip Bowman	217,255
Graham Hetherington	72,068
David Scotland	46,352
Richard Turner	75,567
Donald Brydon	11,500
Sir Ross Buckland	1,000
Peter Jacobs	6,300
David Malpas	9,921

Employees

The following table shows the average number of our full-time equivalent employees for the three years ended 31 August 2001 in relation to our continuing business:

	Year ended 31 August
	2001	2000	1999
Spirits & Wine business	8,403	8,609	8,542
QSR business	1,382	2,323	2,803

Total	9,785	10,932	11,345

We believe that we maintain good relations with our employees. During the past three years, we have not had any strikes or lockouts that have interfered in any material way with our business. Over 50% of our employees are covered by collective bargaining agreements with various trade unions and labor organizations. The principal countries where our employees are represented by unions are Mexico, Spain, France and Scotland where approximately 2,100, 700, 600 and 500 employees are respectively represented by unions. The three unions which represent the largest number of our employees are the Sindicato de Trabajadores en Ranchos, Granjas, Huertas y del Campo en General en el Estado de Jalisco in Mexico, the Sindicato Nacional de la Industria Vinícola Similares y Conexas de la República Méxicana in Mexico and the GMB in Scotland.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

As at 1 July 2002, to our knowledge as based upon relevant filings made by such shareholders, except where noted, the following persons had an interest, directly or indirectly, in 3% or more of the issued share capital of Allied Domecq PLC. The following holders hold ordinary shares and have the voting rights of ordinary shareholders.

Shareholder	Ordinary shares	Percentage of total outstanding ordinary shares
Scottish Widows Investment Partnership Limited	33,268,490	3.006%
Suntory Limited	37,834,591	3.42%
AXA Sun Life Investment Management Limited	41,267,691	3.73%

In addition, as at 1 July 2002, Morgan Stanley Investment Management Limited manages discretionary accounts that hold an aggregate 111,456,637, or 10.07%, of our ordinary shares.

Related-Party Transactions

We have entered into a series of arrangements with Suntory Limited which holds 3.42% of our ordinary shares. Pursuant to these arrangements, Suntory distributes our spirits in Japan in exchange for the distribution and marketing rights of our brands until 2029.

Other than disclosed in this registration statement, no Director had any interest, beneficial or non-beneficial, in our share capital. The Register of Directors' Interests, which is open to shareholders' inspection, contains full details of Directors' share interests. Save as disclosed above, no Director has or has had any interest in any transaction which is or was unusual in its nature, or which is or was significant to the business of the Group and which was effected by any member of the Group during the financial year, or which having been effected during an earlier financial year, remains in any respect outstanding or unperformed.

Item 8. Financial Information

For our financial information, please see the section entitled "Item 18—Financial Statements".

Item 9. The Offer and Listing

Trading Market for Our Ordinary Shares

The principal trading market for our ordinary shares is the London Stock Exchange. We initially established a sponsored ADR facility in the United States in 1986. In addition, JPMorgan Chase Bank, as depositary for our ADRs, will issue ADSs, each of which will represent four ordinary shares. Prior to the date hereof, neither our ordinary shares nor our ADSs were listed or quoted on any recognized stock exchange in the United States. Upon satisfaction of all applicable legal requirements, we intend to list our ADSs on the New York Stock Exchange. We have applied to the New York Stock Exchange to allocate the symbol "AED" to our ADSs.

Our ordinary shares are a constituent element of the FTSE 100, an index of the largest 100 UK companies by full-market value that are listed on the London Stock Exchange.

In September 1999, we restructured our business by disposing of our UK Retail business as part of our strategy of focusing our resources on our Spirits & Wine and QSR businesses. We returned the value of this disposal, approximately £2.6 billion, to our shareholders. The UK Retail business represented a significant portion of our trading profit, total turnover and assets and, as a result of this disposal, our market quotations on the London Stock Exchange declined. The following table shows, for the periods indicated, the reported high and low middle market quotations (which represent an average of bid and ask prices) for the ordinary shares on the London Stock Exchange, taken from the Daily Official List of the UK Listing Authority.

Year ended 31 August	High	Low
1997	487.5p	412.5p
1998	634.0p	460.5p
1999	626.5p	389.5p
2000	377.3p	249.3p
2001	454.0p	315.0p
2000:
First quarter	377.3p	310.0p
Second quarter	331.3p	255.0p
Third quarter	365.3p	249.3p
Fourth quarter	368.5p	315.0p
2001:
First quarter	447.0p	315.0p
Second quarter	452.5p	402.0p
Third quarter	438.0p	397.0p
Fourth quarter	454.0p	399.0p
2002:
First quarter	404.0p	325.0p
Second quarter	412.8p	375.3p
Third quarter	468.5p	406.8p

	High	Low
Month ended:
30 November 2001	392.5p	351.5p
31 December 2001	412.8p	375.3p
31 January 2002	401.0p	386.0p
28 February 2002	412.0p	390.3p
31 March 2002	430.0p	406.8p
30 April 2002	440.0p	418.5p
31 May 2002	468.5p	433.0p
30 June 2002	464.5p	411.3p

At close of business on 1 July 2002, the market price for our ordinary shares was 424.0p.

On 1 July 2002, there were 108 registered holders of 128,788 of our ordinary shares with addresses in the United States. The combined holdings of these shareholders constituted less than one percent of the total number of our outstanding ordinary shares. As certain of our ordinary shares are held by brokers and other nominees, these numbers may not represent the actual number of beneficial owners in the United States or the number of ordinary shares beneficially held by US persons.

Item 10. Additional Information

Share Capital

As at the date of this registration statement, we have 1,106,570,314 ordinary shares all of which are fully paid with a nominal value of £0.25 each.

On 2 August 1999, we increased the issued capital of Allied Domecq PLC from two ordinary shares of 325p each to 1,067,570,314 ordinary shares of 25p each as part of our disposal of the UK Retail business. To effect this disposal in a tax efficient manner, it was necessary to insert a new holding company on top of the then Allied Domecq PLC, now called Allied Domecq (Holdings) PLC. The shares in Allied Domecq (Holdings) PLC were cancelled, and new ordinary shares in Allied Domecq (Holdings) PLC were issued to us, making us the holding company of Allied Domecq (Holdings) PLC. In return for the cancellation of their ordinary shares, holders of shares in Allied Domecq (Holdings) PLC (previously Allied Domecq PLC) received our ordinary shares. The increase in our issued capital was necessary to accommodate the issuance of our ordinary shares to the former holders of ordinary shares of Allied Domecq (Holdings) PLC.

On 6 September 1999, we reduced our authorized capital from £3,900,000,000 to £300,000,000 by reducing the nominal value of each of our ordinary shares from 325p per share to 25p per share. This reduction reflects the decrease in share value resulting from the disposal of our UK Retail business.

On 31 January 2002, we increased our authorized share capital from £300,000,000 to £400,000,000 and our ordinary shares represented thereby from 1,200,000,000 to 1,600,000,000.

On 4 March 2002, we increased our issued capital from 1,067,570,314 ordinary shares to 1,106,570,314 ordinary shares as part of a private placement, the proceeds of which were used to part finance our acquisition of Malibu.

As at 31 August 2001, 17,221,999 ordinary shares purchased by us were held in our employee trusts. As at 1 July 2002, 24,593,833 ordinary shares purchased by us were held by our employee trusts.

Memorandum and Articles of Association

The following summarizes all material information about our share capital and related summary information about provisions of our Memorandum and Articles of Association and applicable laws in England and Wales, and the rights of holders of our shares. This summary information is not complete, and we qualify this summary information by reference to our Memorandum and Articles of Association, copies of which we have filed as exhibits to the registration statement.

Our objects

Pursuant to Provision 4 of our Memorandum of Association, our objects are, among others, to carry on any or all of the businesses of:

  •
  manufacturers of and dealers in wines, spirits, liqueurs and other beverages and drinks, whether alcoholic or not, and restaurant keepers,

  •
  wine and spirit merchants, wine growers, importers, exporters and shippers of and dealers in wines, spirits and other liquors, whether alcoholic or not, and ice cream manufacturers and merchants, and

  •
  a holding company.

Shares

As at 1 July 2002, 1,106,570,314 of the said shares have been issued, allotted and fully paid and the remainder are unissued. Holders of our shares are not required to make any additional contributions of capital for our shares in the future.

Voting Rights and Shareholders' Meetings

Under the law of England and Wales, there are two types of general meetings of shareholders, annual general meetings and extraordinary general meetings. We must hold an annual general meeting in each calendar year not later than 15 months from the previous annual general meeting. At an annual general meeting, shareholders vote on matters including the election of Directors, appointment of auditors, approval of the annual accounts and the Board of Directors' report and declaration of dividends. Any other general meeting is an extraordinary general meeting.

Our Board of Directors may, whenever they consider fit and shall, on requisition in accordance with the Statutes (as defined in our Articles of Association), proceed with proper expedition to convene an extraordinary general meeting. An annual general meeting and an extraordinary general meeting called to pass a special resolution must be called upon at least 21 days written notice specifying the place, day and time of the meeting and the general nature of the business of the meeting. Any other extraordinary general meeting must be called upon at least 14 days written notice. No business other than the appointment of a chairman shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business. Three members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

An ordinary resolution requires a simple majority of the votes cast at a general meeting. A special resolution, necessary for matters such as amending our Articles of Association, requires at least 75% of the votes of attending shareholders who are entitled to vote on the resolution in question. An extraordinary resolution, necessary for a small number of matters relating to variation of the rights of different classes and shares and proceedings in a winding-up, requires the same voting percentage as a special resolution.

Subject to the restrictions referred to in the following paragraph, at a meeting of shareholders, every holder of shares who is present in person or by proxy shall have one vote on a show of hands or one vote for every share held on a poll. The following persons may demand a poll:

  •
  the chairman of the meeting;

  •
  not less than three members present in person or by proxy and entitled to vote;

  •
  a member or members present in person or by proxy and representing not less than 10% of the total voting rights of all the members having the right to vote at the meeting; or

  •
  a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right.

A holder of shares may not, unless that holder is acting as a proxy for another member, or the Directors otherwise determine, vote any of his shares at any general meeting if:

  •
  the holder or any other person appearing to have an interest in those shares has been served with a notice under Section 212 of the UK Companies Act 1985, and is in default for a period of 14 days in supplying us the information required thereby; or

  •
  the holder has not paid in full all amounts due on these shares.

Issue of Shares

Subject to compliance with the laws of England and Wales and without prejudice to the rights of existing shareholders, we may issue shares with any preferred, deferred or other special rights and subject to any restrictions on dividends, return of capital, voting or otherwise. We may also issue redeemable shares.

Our current authorized but unissued shares are at the disposal of our Board of Directors, who may issue, grant options over or otherwise dispose of those shares to any persons and on any terms they deem appropriate, provided the issuance does not violate the UK Companies Act 1985 or our Articles of Association.

Pursuant to Section 80 of the UK Companies Act 1985 and to our Articles of Association, our Board of Directors may issue shares (or grant any right to subscribe for or convert other securities into shares) with the authorization of an ordinary resolution of the shareholders. The resolution of the shareholders must state the maximum amount of shares that our Board of Directors may issue under it and the date it will expire, which must be within five years.

If we issue shares for cash, Section 89 of the UK Companies Act 1985, requires us, subject to limited exceptions for employee share plans, to first offer these shares to existing shareholders on the same terms and in proportion to their holdings. However, Section 95 of the UK Companies Act 1985 provides that a special resolution of the shareholders may give the Board of Directors the power to issue shares without first offering them to existing shareholders.

Alteration of Share Capital

We may from time to time by ordinary resolution:

  •
  increase our share capital by the amount, to be divided into shares of the amounts, that the resolution prescribes;

  •
  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

  •
  cancel any shares which, at the date of the passing of the resolution have not been taken, or agreed to be taken by any person and diminish the amount of our capital by the amount of the shares cancelled; and

  •
  subject to the Statutes (as defined in our Articles of Association), subdivide any of our shares into shares of a smaller amount than that fixed by our Memorandum of Association, and so that the resolution whereby any share is subdivided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any preferred, deferred or other rights or be subject to any restrictions as we have power to attach to unissued or new shares.

Subject to the laws and regulations of England and Wales, we may purchase, or may enter into a contract under which we will or may purchase any of our own shares of any class (including any redeemable shares) but so that if there shall be in issue any shares convertible into our equity share capital of the class proposed to be purchased, then we shall not purchase, or enter into a contract under which we will or may purchase, such equity shares unless either:

  •
  the terms of issue of such convertible shares include provisions permitting us to purchase our own equity shares or providing for adjustment to the conversion terms upon such a purchase; or

  •
  the purchase, or the contract, has first been approved by an extraordinary resolution passed at a separate meeting of the holders of such convertible shares.

We may by special resolution reduce our share capital or any capital redemption reserve, share premium account or other undistributable reserve in any way.

Dividend Rights

We may by ordinary resolution declare dividends but no such dividend shall exceed the amount recommended by the Directors. The shareholders may declare a smaller dividend than recommended by our Board of Directors, but they may not declare a larger dividend. Our Board of Directors may declare interim dividends.

Either our Board of Directors or shareholders in a general meeting, as appropriate, may by resolution fix a date as the record date by reference to which a dividend on the shares will be declared or paid, whether or not it is before the date of the resolution. Any dividend on the shares unclaimed for a period of 12 years from the date of payment shall revert to us. No dividend on a share will bear interest, unless provided by the rights attached to the share.

Rights in Liquidation

Subject to the rights attached to any shares issued on special terms and conditions, upon our liquidation or winding up, after all our debts and liabilities and the expenses of the liquidation have been discharged, with the authority of an extraordinary resolution and in compliance with the laws of England and Wales, any of our surplus assets may be divided among the holders of shares in proportion to their holdings after deducting any amounts remaining unpaid in respect of such shares.

Notification of Interest in Shares

Section 198 of the UK Companies Act 1985 requires any person, subject to limited exceptions, who acquires an interest of 3% or more or, in the case of certain interests, 10% or more of our shares to notify us of his interest within two business days following the day on which the obligation to notify arises. After the shareholder exceeds that level of share ownership, that person must make a similar notification for each following whole percentage figure increase or decrease, rounded down to the next whole number. For the purposes of the notification obligation, the interest of a person in the shares means any kind of interest in shares, subject to certain exceptions, including any share:

  •
  in which such person's spouse or child or stepchild is interested; or

  •
  in which a corporate body is interested where either:

  •
  that corporate body or its directors act under the person's directions or instructions; or

  •
  that person is entitled to exercise or controls one-third of the voting power of that corporate body; or

  •
  in which another party is interested where the person and that other party are parties to a "concert party" agreement under Section 204 of the UK Companies Act 1985 and any interest in shares is in fact acquired by any one of the parties pursuant to the agreement.

A "concert party" agreement is an agreement under which one or more parties acquire interests in shares of a particular company and impose obligations or restrictions on any one or more of the parties as to the use, retention or disposal of such interests.

In addition, Section 212 of the UK Companies Act 1985 enables us, by notice in writing, to require a person whom we know or have reasonable cause to believe to be holding, or to have at any time during the three years immediately preceding the date on which we issue the notice, held an interest in our shares to confirm that fact. Where such person holds or has during this relevant time held an interest in our shares, we may require that person to give such further information as may be required relating to his or her interest and any other interest in our shares of which that person is aware.

The UK Companies Act 1985 restricts the rights attaching to our shares for non-compliance with Section 212 of the Act. In addition, our Articles of Association provide for disenfranchisement, loss of entitlement to dividends and other payments and restrictions on transfer and other alienability.

Transfer of Shares

The instruments of transfer may be in any usual form or in any form acceptable to our Board of Directors. All transfers of shares in uncertificated form shall comply with the UK Uncertificated Securities Regulations 1995, the facilities and requirements of the relevant system (as therein defined) and our Articles of Association.

Our Board of Directors may also decline to register a transfer of shares in certificated form unless the duly stamped instrument of transfer lodged with us is:

  •
  accompanied by the relevant share certificates and other evidence of the right to transfer as our Board of Directors may reasonably require; and

  •
  in favor of not more than four transferees jointly.

A person becoming entitled to a share as a consequence of a death or bankruptcy of a shareholder may, upon producing the necessary evidence, elect either to become the holder of the share or to nominate another person to be registered as the transferee, in which case an instrument of transfer must be executed in favor of that person, but our Board of Directors shall in either case have the same right to decline or suspend registration as it would have had in the case of a transfer by that shareholder before his death or bankruptcy, as the case may be.

Variation of Rights

Subject to certain provisions of the laws of England and Wales, the rights attached to shares may be varied with the consent in writing of the holders of at least 75% in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class.

Registrar

The registrar for our ordinary shares is Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, England.

Material contracts

Stolichnaya

On 15 November 2000, our subsidiaries Allied Domecq International Holdings BV and Allied Domecq Spirits & Wine USA, Inc. entered into a Trademark, Supply and Distribution Agreement with Spirits International NV and S.P.I. Spirits (Cyprus) Limited, which together we refer to as SPI. Under the agreement, SPI designated us as exclusive distributor in the United States of its various vodka products, which are distributed under the brand names Stolichnaya, Stoli® and Priviet®. The agreement also provides that SPI cause the assignment of the trademark rights to the Stolichnaya brand name in the United States from PepsiCo, Inc. to us. We have agreed to purchase a minimum number of cases over the term of the agreement and to undertake a significant investment in the marketing, sale and distribution of SPI's vodka products. In addition, SPI has granted us a right of first refusal over distribution rights for its brands in other markets as they become available. To date, we have exercised those rights and entered into distribution agreements with SPI for Canada, the Nordic countries and Mexico.

The initial term of the agreement is until 31 December 2010, and either of us may terminate the agreement with notice prior to that date if there is a material adverse breach of the contract that cannot be cured within a determined time or if either party enters into bankruptcy, is insolvent or is being liquidated.

Miller Brewing Company

On 18 January 2002, we entered into an RTD Products Agreement with the Miller Brewing Company. Under the agreement, we granted Miller a license to use several of our trademarks, including Sauza and Stolichnaya, in connection with the manufacturing, marketing, promotion, distribution and sale of branded ready-to-drink products. We also agreed to provide Miller with its requirements for concentrates to be used in the manufacture of the ready-to-drink products. The agreement envisages an equal split of net operating profit on sales of the licensed products between Miller and us. Miller agrees, with limited exceptions, not to produce any ready-to-drink products that compete with brands that we have licensed under this agreement. Miller also agrees to take responsibility for the manufacture, distribution, promotion, merchandising and sales of the ready-to-drink products and to pay us for concentrates that it purchases under this agreement.

The initial term of the agreement is until 1 February 2017, but may be extended if specific sales targets are met. This agreement may be terminated prior to 1 February 2017 if:

  •
  specific sales targets are not met;

  •
  if either party merges with or is acquired by a competitor of the other;

  •
  there is force majure;

  •
  there is a material breach of the contract that cannot be cured within a determined time; and

  •
  if either party becomes bankrupt, insolvent or liquidated.

If we transfer any of our trademarks licensed to Miller under this agreement, Miller may terminate this agreement with respect to the transferred trademark without affecting the rest of the agreement. If our rights to the Stolichnaya trademark are terminated, then this agreement will be deemed automatically amended to exclude the Stolichnaya trademark without any effect on the rest of the agreement.

On 30 May 2002, Philip Morris Companies Inc., Miller's parent company, announced an agreement with South African Breweries plc to merge Miller into South African Breweries in July 2002, subject to regulatory approvals. This change of control will not have any effect on our rights or obligations under this agreement.

Jinro

On 15 February 2000, we entered into an agreement to purchase a 70% interest in two South Korean companies held by Jinro Limited for £103 million. As part of this arrangement, we agreed to make bulk purchases of aged Scotch whisky from a third party for use in Imperial whisky.

Suntory

In 1988, we entered into a series of arrangements with Suntory Limited, one of Japan's leading producers and distributors of spirits. One element of these arrangements was the purchase of a 50% interest in a Japanese company, Suntory Allied Limited, and the grant to it of the rights to distribute our spirit products in Japan for a period up to and including 2029. Suntory Allied Limited is under the management control of Suntory Limited.

Corby

In 1991, we purchased a 46.3% equity interest and a 51.6% voting interest in Corby Distilleries Limited, or CDL, a leading Canadian manufacturer and marketer of spirits and wine. We have various arrangements with CDL under which we blend and bottle CDL's requirements for some spirits and provide administrative services to it and CDL represents our products in the Canadian market.

Exchange Controls

There are currently no UK foreign exchange control restrictions on the payment of dividends to US persons on our ordinary shares or preferred securities or on the conduct of our operations.

There are no restrictions under our Memorandum and Articles of Association or under the laws of England and Wales that limit the right of non-resident or foreign owners to hold or vote our ordinary shares or preferred securities.

Taxation

The following discussion describes the material US Federal income tax and UK tax consequences of the purchase, ownership and disposition of our shares or ADSs (evidenced by ADRs) for beneficial owners:

  •
  who are residents of the United States for purposes of the current United Kingdom/United States Income Tax Convention (the "Income Tax Convention") and the United Kingdom/United States Estate and Gift Tax Convention (the "Estate and Gift Tax Convention" and, together with the Income Tax Convention, the "Conventions");

  •
  whose ownership of our shares or ADSs is not, for the purposes of the Conventions, attributable to a permanent establishment in the United Kingdom;

  •
  who otherwise qualify for the full benefits of the Conventions; and

  •
  who are US holders (as defined below).

The statements of US federal income tax and UK tax laws set out below:

  •
  are based on the laws in force and as interpreted by the relevant taxation authorities as at the date of this registration statement;

  •
  are subject to any changes in US law or the laws of England and Wales, in the interpretation thereof by the relevant taxation authorities, or in the Conventions, occurring after such date; and

  •
  are based, in part, on representations of the depositary, and assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

No assurance can be given that taxing authorities or the courts will agree with this analysis.

This discussion does not address all aspects of US and UK taxation that may be relevant to you and is not intended to reflect the individual tax position of any beneficial owner, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. The portions of this summary relating to US Federal taxation are based upon the US Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed US Treasury regulations promulgated thereunder, published rulings by the US Internal Revenue Service ("IRS"), and court decisions, all in effect as at the date hereof, all of which authorities are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively. This summary is limited to investors who hold our shares or ADSs as capital assets within the meaning of Section 1221 of the Code, generally property held for investment, and this summary does not purport to deal with the US Federal or UK taxation consequences for investors in special tax situations, such as dealers in securities or currencies, persons whose functional currency is not the US Dollar, life insurance companies, tax exempt entities, financial institutions, traders in securities that elect to use a "mark-to-market" method of accounting for their securities holdings, regulated investment companies, persons holding our shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or straddle or persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. In particular, the following summary does not address the adverse tax treatment to you that would follow if you own, directly or by attribution, 10% or more of our outstanding voting share capital and we are classified as a "controlled foreign corporation" for US Federal tax purposes.

As used herein, the term "US holder" means a beneficial owner of our shares or ADSs who or which is:

  •
  a citizen or resident of the United States;

  •
  a corporation (or other entity that is treated as a corporation for US Federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

  •
  an estate, the income of which is subject to US Federal income taxation regardless of its source; or

  •
  a trust (1) that is subject to the supervision of a court within the United States and the control of one or more US holders as described in section 7701(a)(30) of the Code or (2) that has a valid election in effect under applicable US Treasury regulations to be treated as a US holder.

If a partnership (or an entity that is treated as a partnership for US Federal income tax purposes) holds our shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares or ADSs, you should consult your tax advisors.

The summary does not include any description of the tax laws of any State or local government or of any jurisdictions other than the United States and the United Kingdom that may be applicable to the ownership of our shares or ADSs. You are urged to consult your own tax advisor regarding the US Federal, State, and local tax consequences to you of the ownership of our shares or ADSs, as well as the tax consequences to you in the United Kingdom and any other jurisdictions.

For the purposes of the Conventions and the Code, you will be treated as the owner of our shares represented by the ADSs evidenced by the ADRs.

New Income Tax Convention

The United States and the United Kingdom have recently concluded a new income tax convention (the "New Income Tax Convention"). The New Income Tax Convention is not effective until it has been ratified by the competent authorities in both countries. As at the date of this registration statement, the New Income Tax Convention is still in the ratification process and we are not certain whether, and if so when, it will be ratified and put into effect. If and when it becomes effective, the New Income Tax Convention will put in place new rules that modify the current treatment of US holders who own shares or ADSs of a UK corporation in several aspects. Throughout the following discussions, we have included specific references to the new rules under the New Income Tax Convention as appropriate. Such references assume that the New Income Tax Convention will be ratified in its current form (as at the date hereof) without material amendment. You should consult your own tax advisors as to how the New Income Tax Convention would affect you regarding the effect of the New Income Tax Convention on your ownership of our shares or ADSs.

Taxation of Dividends

United Kingdom

No withholding tax is charged or due when a UK incorporated company pays dividends.

An individual shareholder resident in the United Kingdom will generally be entitled to a tax credit in respect of any dividend received. The amount of the tax credit is equal to one-ninth of the cash dividend or 10% of the aggregate of the cash dividend and the associated tax credit.

Although under the terms of the Income Tax Convention you, as a US holder, may be entitled to receive a payment by way of tax credit at the current level of credit for UK individuals, in practice no such payment will be available. The Income Tax Convention provides that a US holder may receive, from the UK Inland Revenue, in respect of a cash dividend, a payment equal to the amount of the tax credit to which an individual resident in the United Kingdom for tax purposes would have been entitled had such resident received the dividend, reduced by an amount to be withheld from such payment not to exceed 15% of the sum of the dividend and the tax credit amount. At the current levels of the tax credit, however, and as a result of the amount so withheld, which withholding shall not exceed the amount of the tax credit, you would not be entitled to receive any payment in respect of the tax credit for dividends paid by us. For example, if you receive a dividend (solely for illustrative purposes) of £90, you would be entitled to a tax credit of £10 (i.e. one-ninth of £90). However, since the amount withheld (here limited to 10%) equals the amount of the tax credit, no actual treaty payment would be made and you would receive only the cash dividend, which in this case would be £90. For US Federal income tax purposes, if you elect the application of the Income Tax Convention with respect to dividends (as discussed below) you would include in your gross income as dividends an amount equal to the actual dividend plus the tax credit, which under this illustration would be £100, and you would be treated as having paid UK tax equal to the amount of the tax credit, which in this case would be £10 (the "UK Withholding Tax"). For a description of taxation of dividends in the United States, see the section entitled "United States" below.

Certain US corporations which own directly or indirectly, at least 10% of our voting stock may be entitled to a treaty payment under the terms of the Income Tax Convention. The position of such US holders is not generally dealt with in this summary and such US holders should consult their own tax advisors with respect to the detailed application of the Income Tax Convention to their own particular circumstances and on the procedure for obtaining any payment to which they may be entitled.

You should consult your own tax advisors as to whether you will be considered to have received any income with respect to the tax amount and whether we will be considered to have paid UK Withholding Tax.

The ratification of the New Income Tax Convention will not materially alter the UK taxation consequences described above except that there will no longer be any entitlement to receive from the UK Inland Revenue any repayment of amounts representing the credit for UK tax to which a UK resident individual would have been entitled. This will only have a practical impact on certain US corporations if they own or acquire, directly or indirectly, at least 10% of our voting stock (such corporations should consult their own tax advisors). The New Income Tax Convention will affect the US Federal income tax consequences of owning our shares or ADSs. For a description of taxation of dividends in the United States, see the section entitled "United States" immediately below.

United States

Subject to the Passive Foreign Investment Company discussion below, if you are eligible for benefits under, and elect the application of, the Income Tax Convention to distributions you receive in respect of our shares or ADSs, the gross amount of an actual distribution plus the UK tax credit amount considered received and unreduced by the UK Withholding Tax will be included as a dividend in your gross income on the day actually or constructively received by you, in the case of our shares, or by the depositary, in the case of our ADSs to the extent paid out of our current or accumulated earnings and profits as determined for US Federal income tax purposes, and such dividend will be treated as foreign source dividend income. You elect the application of the Income Tax Convention by filing a timely and duly completed Form 8833 with your income tax return for the relevant year. Distributions in excess of our current and accumulated earnings and profits will first be treated, for US Federal income tax purposes, as a non-taxable return on capital to the extent of your basis in the ADSs and then as gain from the sale or exchange of a capital asset. Dividends paid by us will not be eligible for the corporate dividends received deduction that is applicable in certain cases to US corporations. Under the New Income Tax Convention, the amount of dividends to be included in your gross income will no longer include the amount of any UK tax credit amount described above. Therefore, the amount of dividends that you will be treated as receiving from us will be the amount of dividends you actually receive from us. We urge you to consult your own tax advisors as to your eligibility for benefits, if any, under the Income Tax Convention.

The amount of any dividend paid in Pounds Sterling will equal the US Dollar value of the Pounds Sterling received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of shares, or by the depositary, in the case of ADSs, regardless of whether the Pounds Sterling are converted into US Dollars. If you do not convert the Pounds Sterling received as a dividend into US Dollars on the date of receipt, you will have a basis in the Pounds Sterling equal to their US Dollar value on the date of receipt. Generally, any gain or loss realized on your subsequent conversion or other disposition of the Pounds Sterling will be treated as ordinary income or loss.

Subject to certain conditions and limitations, the UK Withholding Tax withheld from dividends will be treated as a foreign income tax that may be deducted from taxable income or credited against your US Federal income tax liability. However, the UK Withholding Tax may be deducted only if you do not claim a credit for any foreign taxes paid or accrued in that year. In addition, you will not be entitled to a deduction or foreign tax credit with respect to the UK Withholding Tax that may be refunded to you pursuant to the Income Tax Convention or UK law. Further, in certain circumstances, if you (1) have held our shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, (2) are obligated to make payments related to the dividends or (3) hold our shares or ADSs in arrangements in which your expected economic profit, after non-US taxes, is insubstantial, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares or ADSs. For the purposes of computing the foreign tax credit, dividends paid on our shares or ADSs will be treated as income from sources outside the United States, but generally will be grouped separately, together with other items of "passive" or "financial services" income. The rules governing the foreign tax credit are complex. We urge you to consult your own tax advisors regarding the availability of the foreign tax credit in your particular circumstances.

The New Income Tax Convention repeals the sections of the current Income Tax Convention giving an entitlement to receive repayment of tax credits to which a UK individual would have been entitled. Therefore, if and when the New Income Tax Convention comes into effect, you will no longer be eligible for foreign tax credit or deductions in respect of the UK Withholding Tax.

Taxation of Capital Gains

United Kingdom

If you are not resident or ordinarily resident in the United Kingdom for UK tax purposes, you will not be liable for UK tax on capital gains realized or accrued on the sale or other disposition of shares or ADSs unless the shares or ADSs are held in connection with your trade or business (which for this purpose includes a profession or a vocation) carried on in the United Kingdom through a branch or agency and the shares or ADSs are or have been used, held or acquired for the purposes of such trade or business or such branch or agency.

A US holder who is an individual who has on or after 17 March 1998 ceased to be resident or ordinarily resident in the United Kingdom in the preceding five years and who disposes of shares or ADSs during that period may also be liable for UK tax on capital gains notwithstanding that the person may not be resident in the United Kingdom at the time of the disposal.

United States

Subject to the Passive Foreign Investment Company discussion below, gain or loss realized by you on the sale or other disposition of the shares or ADSs will be subject to US Federal income tax as capital gain or loss in an amount equal to the difference between your tax basis in the shares or ADSs and the amount realized on the disposition. The capital gain or loss will be long-term capital gain or loss if the US holder has held the shares or ADSs for more than one year at the time of the sale or exchange. A gain or loss realized by you generally will be treated as US source gain or loss for US foreign tax credit purposes.

Passive Foreign Investment Company Considerations

Generally, for US Federal income tax purposes, we will be a "passive foreign investment company", or a "PFIC", for any taxable year if either (1) 75% or more of our gross income is "passive" income or (2) 50% or more of the value of our assets, determined on the basis of a quarterly average, is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties and rents not arising from the active conduct of a trade or business, and gains from the sale of assets that produce such income. If we are a PFIC in any taxable year that you own our shares or ADSs, you may be subject to tax at the highest ordinary income rates applicable to you and pay interest on such tax based on your holding period in the shares of ADSs, on (1) a portion of any gain recognized on the sale of our shares or ADSs and (2) any "excess distribution" paid on our shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years).

Based on our current activities and assets, we do not believe that we are a PFIC, and we do not expect to become a PFIC in the foreseeable future for US Federal income tax purposes. Our belief that we are not a PFIC and our expectation that we will not become a PFIC in the future are based on our current and planned activities, and may change in the future. The determination of whether we are a PFIC is made annually. Accordingly, it may be possible that we will become a PFIC in the current or any future year due to changes in our asset or income composition.

UK Inheritance and Gift Tax

If you are an individual domiciled in the United States and are not a national of the United Kingdom for the purposes of the Estate and Gift Tax Convention, any share or ADS beneficially owned by you will not be subject to UK inheritance tax on your death or on a gift made by you during your lifetime, provided that any applicable US Federal gift or estate tax liability is paid, except where the share or ADS is part of the business property of your UK permanent establishment or pertains to your UK fixed base used for the performance of independent personal services. The Estate and Gift Tax Convention generally provides for tax paid in the United Kingdom to be credited against tax payable in the United States, based on priority rules set out in that Convention, in the exceptional case where a share or ADS is subject to both UK inheritance tax and US Federal gift or estate tax. Where the shares or ADSs have been placed in trust by a settlor who, at the time of the settlement, was a US holder, the shares or ADSs will generally not be subject to UK inheritance tax if the settlor, at the time of the settlement, was domiciled in the United States for the purposes of the Estate and Gift Tax Convention and was not a national of the United Kingdom.

US Gift and Estates Taxes

If you are an individual US holder, you will be subject to US gift and estate taxes with respect to the shares or ADSs in the same manner and to the same extent as with respect to other types of personal property.

UK Stamp Duty and Stamp Duty Reserve Tax

Subject to certain exemptions, stamp duty will be charged at the rate of 1.5% rounded up to the nearest £5, or there will be a charge to the stamp duty reserve tax at the rate of 1.5% on the amount or value of the consideration paid, or in some circumstances the issue price or open market value, on a transfer or issue of shares (1) to, or to a nominee for, a person whose business is or includes the provision of clearance services, or (2) to, or to a nominee for, a person whose business is or includes the issuing of depositary receipts. It is understood that the UK Inland Revenue Stamp Office considers the depositary to fall within one or the other of the above two categories. The stamp duty reserve tax on the deposit of ordinary shares with the depositary will be payable by the person depositing those shares. Where stamp duty reserve tax is charged on a transfer of shares and ad valorem stamp duty is chargeable on the instrument effecting the transfer, the amount of the stamp duty reserve tax charged is an amount equal to the excess, if any, of the stamp duty reserve tax charge due on the transfer after the deduction of the stamp duty paid.

You will not be entitled to a foreign tax credit with respect to any UK stamp duty or stamp duty reserve tax, but may be entitled to a deduction subject to applicable limitations under the Code. You are urged to consult your own tax advisors regarding the availability of a deduction under their particular circumstances.

Transfers of ADRs

No UK stamp duty will be payable on an instrument transferring an ADR or on a written agreement to transfer an ADR provided that the instrument of transfer or the agreement to transfer is executed and remains at all times outside the United Kingdom. Where these conditions are not met, the transfer of, or agreement to transfer an ADR could, depending on the circumstances, attract a charge to ad valorem stamp duty at the rate of 0.5% of the value of the consideration (rounded up to the nearest £5) plus interest and penalties if not stamped within 30 days of execution.

No stamp duty reserve tax will be payable in respect of an agreement to transfer an ADR, whether made in or outside the United Kingdom.

Where no sale is involved and no transfer of beneficial ownership has occurred, a transfer of shares by the depositary or its nominee to the holder of an ADR upon cancellation of the ADR is subject to UK stamp duty of £5 per instrument of transfer.

Issue and Transfer of Ordinary Shares in Registered Form

Except in relation to persons whose business is or includes the issue of depositary receipts of the provision of clearance services or their nominees, the allotment and issue of shares by us will not normally give rise to a charge to UK stamp duty or stamp duty reserve tax.

Transfers of shares, as opposed to ADSs, will attract ad valorem stamp duty normally at the rate of 0.5% of the value of the consideration (rounded up to the nearest £5). A charge to stamp duty reserve tax, normally at the rate of 0.5% of the consideration, arises, in the case of an unconditional agreement to transfer shares, on the date of the agreement, and in the case of a conditional agreement the date on which the agreement becomes unconditional. In the case of transfers effected through the CREST system, the stamp duty reserve tax is collected through the system. In other cases, the stamp duty reserve tax is payable on the seventh day of the month following the month in which the charge arises.

Where an instrument of transfer is executed and duly stamped before the expiry of a period of six years beginning with the date of that agreement, any stamp duty reserve tax that has not been paid ceases to be payable, and if any stamp duty reserve tax has been paid a claim may be made for its repayment.

Information Reporting and Backup Withholding

Payments that relate to the ordinary shares or ADSs that are made in the United States or by a US related financial intermediary will be subject to information reporting. Information reporting generally will require each paying agent making payments, which relate to a share or ADS, to provide the IRS with information, including the beneficial owner's name, address, taxpayer identification number, and the aggregate amount of dividends paid to such beneficial owner during the calendar year. These reporting requirements, however, do not apply to all beneficial owners. Specifically, corporations, securities broker-dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts are all excluded from reporting requirements.

If you are a depositary participant or indirect participant holding shares or ADSs on behalf of a beneficial owner, or paying agent making payments for a share or ADS, you may be required to backup withhold, as a backup against the beneficial owner's US Federal income tax liability, a portion of each payment of dividends on our shares or ADSs in the event that the beneficial owner of a share or ADS:

  •
  fails to establish its exemption from the information reporting requirements;

  •
  is subject to the reporting requirements described above and fails to supply its correct taxpayer identification number in the manner required by applicable law;

  •
  under-reports its tax liability; or

  •
  if you are notified by the IRS.

This backup withholding tax is not an additional tax and may be credited against your US Federal income tax liability if the required information is furnished to the IRS.

Documents on Display

You may inspect our latest Annual Report and Accounts and any related documents at the Securities and Exchange Commission's public reference rooms located at 450 Fifth Street, NW Washington, DC 20549 under the filing # 82-878. You can obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at +1-800-SEC-0330.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Market Risk

Our treasury operates as a centralized service managing interest rate and foreign exchange risk and financing. Our Board of Directors agrees and reviews policies and financial instruments for risk management. We utilize different derivative financial instruments to enhance our ability to manage risk, including interest rate and foreign currency price risk. We enter into derivative instruments for periods consistent with related underlying exposures, and they do not constitute positions independent of those exposures. We do not enter into derivative contracts for speculative purposes.

Currency Risk

We publish our financial statements in Pounds Sterling and conduct our business in many foreign currencies. As a result, we are subject to foreign currency exchange risk due to exchange rate movements. We are exposed to foreign currency exchange risk as a result of transactions in currencies other than the functional currency of some of our subsidiaries and the translation of the results and underlying net assets of our foreign subsidiaries.

Gains and losses on foreign currency debt and foreign exchange contracts held for the purposes of hedging balance sheet translation exposures are taken to reserves. We manage our translation exposure on a net asset basis, including an appropriate amount of goodwill that has been written-off to reserves. This aims to align the hedging contracts with the intangible by market and currency. We hedge our translation exposure by holding offsetting liabilities. Where debt held does not match the underlying exposure we utilize forward purchase and sale contracts and foreign exchange swaps in order to better align our earnings with our liabilities. Contracts typically have maturities of less than one year. Principal currencies include the Euro, US Dollar, Canadian Dollar and Japanese Yen.

We have revenues and expenses denominated in foreign currencies and, as a result, are exposed to foreign currency exchange rate risk. To manage exchange rate risk of transaction exposures, we net our future estimated foreign currency revenues and expenses, to the extent practicable, to take advantage of natural offsets. We use foreign currency option, swap and forward contracts with maturities of up to 18 months to manage the estimated remaining net exposure. It is our policy to hedge each currency forward a minimum of 12 months at 80–90% of the net exposure. Based on our average annual net foreign currency positions during 2000, a 10% adverse change in average annual foreign currency exchange rates would not be material to our Consolidated Financial Statements.

Interest Rate Risk

We use fixed and variable-rate (LIBOR) debt to finance our operations. In particular, we have issued fixed-rate bonds and commercial paper. These debt obligations expose us to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases. Conversely, if interest rates decrease, interest expense also decreases. We believe it is prudent to limit the variability of a portion of our interest payments. We manage our variable rate interest rate exposure in proportions and limits approved by our Board of Directors.

We manage exposures to interest rate fluctuations on borrowings and deposits by using interest rate swaps and swaptions. It is our policy to maintain between 50% and 70% of our net debt at fixed rates of interest with a target of 60%.

Liquidity Risk

Our liquidity risk policy aims to ensure that we have sufficient cash or committed credit facilities at all times to meet all current and forecast liabilities as they fall due, while minimizing our borrowing costs within approved funding parameters (i.e. taking account of our risk profile, ability to access different debt markets and our desire to increase market visibility by accessing different debt markets).

We target committed facility headroom cover of approximately 117.5% of budgeted peak borrowing requirements with minimum headroom cover of at least £300 million. Where possible, we will spread our borrowing facilities over a number of years to minimize the risks and disruption associated with renegotiating maturing facilities.

Credit Risk

We may only make investments in money market fixed-term deposits, certificates of deposit or commercial paper. Maximum maturities for such instruments are six months. We may only make investments in certificates of deposit or commercial paper in paper with an A-1/P-1 short-term credit rating. We are not allowed to exceed maximum exposure limit to any counterparty of £100 million. We are not allowed to invest in counterparties rated below A3, unless there is no alternative in a particular location in which we operate.

Commodity Price Risk

We hedge some of our expected commodity purchases based on internal forecast requirements. A confidence rating is applied to forecast purchases, and we will hedge up to, but not exceed, a predetermined confidence ratio. We do not consider that our open commodity future contracts outstanding at 31 August 2001 and associated gains or losses on those contracts are material.

Employee Share Plans

Awards and option grants vesting under the various employee share plans are generally satisfied by the transfer of existing ordinary shares. These awards and option grants are generally hedged through the purchase of ordinary shares.

Sensitivity Analysis

For financial instruments held, we use a sensitivity analysis technique that measures the changes in the fair value of our financial instruments from hypothetical changes in the market rates.

The sensitivity to the interest rates model used measures changes in the net present value of all future cashflows for net borrowings based on hypothetical parallel shifts in local interest rates of 100 basis points. The model relies on the evolution of the entire yield curve, meaning both the reference short-term rate, as well as every point on the curve fluctuate by the same amount. The timing of the change is instantaneous. Total fixed rate borrowings are made up of bonds outstanding. Fixed to floating rate swaps are then used to achieve the desired debt structure. The £7 million amount for fixed rate sensitivity reflects only those portions for which fixed rate debt was not swapped into a floating rate. All other sensitivity to interest rates in the amount of £27 million occurs from short-term borrowings, commercial paper, short-term loans and the floating rate element of interest rate swaps.

The foreign exchange sensitivity model measures changes in the fair values of all foreign exchange derivatives used for transaction and translation hedging based on a 10% fluctuation in Pounds Sterling. Also reported is the additional foreign exchange exposure that arises as a result of foreign denominated borrowings. In all cases, the effect of co-movements between currency pairs is not considered, meaning the impact of currency fluctuations is taken in isolation of all other currency pairs. Disclosure numbers are based on the largest potential loss resulting from instantaneous exchange rates movements. In cases where both appreciation and depreciation of a particular exchange rate adversely impact the portfolio, the larger of the two impacts is considered and reported.

The amounts generated from the sensitivity analysis are forward-looking estimates of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from those projected results due to developments in the global financial markets which may cause fluctuations in interest and exchange rates to vary from the hypothetical amounts disclosed in the table below, which therefore should not be considered a projection of likely future events and losses.

The estimated changes in the fair values of borrowings and derivative financial instruments at 31 August 2001 are set out in the table below. Such analysis is for information purposes only. In practice, market rates rarely change in isolation.

	31 August 2001
	Fair Value Changes arising from:
	Estimated Fair Value	1% change in interest rates	10% weakening in Pounds Sterling
	£	£	£
	(million)
Borrowing:
Floating rate debt	777	(27)	(3)
Fixed rate debt	1,078	(7)	(3)
Foreign Exchange Contract:
Transaction:
US Dollar	133		(8)
South Korean Won	38		(4)
NZ Dollar	25		(2)
Other	49		(5)
Translation	18		1

Total	2,118	(34)	(24)

Item 12. Description of Securities other than Equity Securities

We have recently entered into an amended and restated deposit agreement, which we refer to as the Deposit Agreement, among ourselves, JPMorgan Chase Bank, as depositary and the holders from time to time of our ADRs. In this section, "you", "your" and similar terms refer to holders of our ADRs.

American Depositary Receipts

JPMorgan Chase Bank as depositary will issue the ADSs pursuant to the Deposit Agreement. Each ADS will represent an ownership interest in four shares deposited with the custodian, as agent of the depositary, under the Deposit Agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and a statement will be mailed to you which reflects your ownership interest in such ADSs. In our description, references to American Depositary Receipts or ADRs shall include the statements you will receive which reflects your ownership of ADSs.

The depositary's office is located at 60 Wall Street, New York, NY 10260.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because the depositary's nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the Deposit Agreement. The Deposit Agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the Deposit Agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire Deposit Agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the Deposit Agreement which is available at the offices of the depositary during normal business hours on advance notice. You may also obtain a copy of the Deposit Agreement at the SEC's Public Reference Room which is located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330.

Share Dividends and Other Distributions

How will you receive dividends and other distributions on the shares underlying your ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its expenses. You will receive these distributions in proportion to the number of underlying shares that your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

  •
  Cash.    The depositary will distribute any US Dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to

    (i) appropriate adjustments for taxes withheld, (ii) such distribution being permissible or practicable with respect to certain registered holders, and (iii) deduction of the depositary's expenses in (1) converting any foreign currency to US Dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or US Dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

  •
  Shares.    In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed to the ADR holders entitled thereto.

  •
  Rights to receive additional shares.    In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary may arrange for ADR holders to instruct the depositary as to the exercise of such rights. However, if we do not furnish such evidence or if the depositary determines it is not practical to distribute such rights, the depositary may:

  •
  sell such rights if practicable and distribute the net proceeds as cash; or

  •
  allow such rights to lapse, in which case ADR holders will receive nothing.

      We have no obligation to file a registration statement under the Securities Act of 1933 in order to make any rights available to ADR holders.

  •
  Other Distributions.    In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable, (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash, or (iii) hold the distributed property in which case the ADSs will also represent the distributed property.

Any US Dollars will be distributed by checks drawn on a bank in the United States for whole Dollars and cents (fractional cents will be withheld without liability for interest and added to future cash distributions).

The depositary may choose any practical method of distribution for any specific ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

We cannot assure you that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs to or upon the order of those who deposit shares or evidence of rights to receive shares with the custodian.

Shares deposited in the future with the custodian must be accompanied by certain documents, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the Deposit Agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as "deposited securities".

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the Deposit Agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which such person is entitled. Certificated ADRs will be delivered at the depositary's principal New York office or any other location that it may designate as its transfer office. ADRs issued in book-entry form will be reflected on a statement which will be mailed to the address set forth on the books of the depositary.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADS at the depositary's office, the depositary will, upon payment of certain applicable fees, charges and taxes, and upon receipt of proper instructions, deliver the underlying shares to an account designated by you maintained by us, in the case of shares in registered form, or transfer to an account of an accredited financial institution on your behalf in the case of shares in bearer form. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

  •
  temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends;

  •
  the payment of fees, taxes and similar charges; or

  •
  compliance with any US or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Voting Rights

How do you vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will describe how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Record Dates

The depositary may fix record dates for the determination of the ADR holders who will be entitled:

  •
  to receive a dividend, distribution or rights, or

  •
  to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities,

all subject to the provisions of the Deposit Agreement.

Reports and Other Communications

Will you be able to view our reports?

The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the Securities and Exchange Commission.

Additionally, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and the depositary or the custodian actually receive those written communications, the depositary will mail copies of them, or, at its option, summaries of them to ADR holders.

Fees and Expenses

What fees and expenses will you be responsible for paying?

ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is up to $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

  •
  to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of up to $1.50 per ADR or ADRs for transfers of certificated ADRs made;

  •
  to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of $0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the Deposit Agreement;

  •
  stock transfer or other taxes and other governmental charges;

  •
  cable, telex and facsimile transmission and delivery charges incurred at your request;

  •
  transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

  •
  expenses of the depositary in connection with the conversion of foreign currency into US Dollars; and

  •
  such fees and expenses as are incurred by the depositary in delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

  •
  amend the form of ADR;

  •
  distribute additional or amended ADRs;

  •
  distribute cash, securities or other property it has received in connection with such actions;

  •
  sell any securities or property received and distribute the proceeds as cash; or

  •
  none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the Deposit Agreement be amended?

We may agree with the depositary to amend the Deposit Agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or affects any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, an amendment can become effective before notice is given if this is necessary to ensure compliance with a new law, rule or regulation.

No amendment will impair your right to surrender your ADSs and receive the underlying securities. If a governmental body adopts new laws or rules which require the Deposit Agreement or the ADS to be amended, we and the depositary may make the necessary amendments, which could take effect before you receive notice thereof.

How may the Deposit Agreement be terminated?

The depositary may terminate the Deposit Agreement by giving the ADR holders at least 30 days prior notice, and it must do so at our request. The Deposit Agreement will be terminated on the removal of the depositary for any reason. After termination, the depositary's only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

The Deposit Agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

  •
  the provisions of any present or future law or regulation governing any deposited securities or any act of God, war or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the Deposit Agreement or the ADRs provides shall be done or performed by it, or

  •
  by reason of any exercise or failure to exercise any discretion given it in the Deposit Agreement or the ADRs:

  •
  it performs its obligations without gross negligence or bad faith;

  •
  it takes any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

  •
  it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as we require.

The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall the depositary or any of its agents be liable for any indirect, special, punitive or consequential damages.

The depositary may own and deal in deposited securities and in ADSs.

Disclosure of Interest in ADSs

From time to time we may request you and other holders and beneficial owners of ADSs to provide information as to:

  •
  the capacity in which you and other holders and beneficial owners own or owned ADSs;

  •
  the identity of any other persons then or previously interested in such ADSs; and

  •
  the nature of such interest and various other matters.

You agree to provide any information requested by us or the depositary pursuant to the Deposit Agreement. The depositary has agreed to use reasonable efforts to comply with written instructions received from us requesting that it forward any such requests to you and other holders and beneficial owners and to forward to us any responses to such requests to the extent permitted by applicable law.

Additionally, by being an ADR holder, you will be agreeing to provide such information as we may request in a disclosure notice given pursuant to the UK Companies Act 1985 or our Articles of Association. By accepting or holding an ADR you are confirming that you understand that failure to comply with such disclosure notice may result in the imposition of sanctions against you, including, without limitation, the withdrawal of the voting rights of the shares underlying your ADRs and the imposition of restrictions on the rights to receive dividends on and to transfer such shares. In addition, by accepting or holding an ADR you will be agreeing to comply with the provisions of the UK Companies Act 1985 with regard to the notification to us of interests in shares, which currently provide, inter alia, that any ADR holder who is or becomes directly or indirectly interested (within the meaning of the UK Companies Act 1985) in 3% or more of the outstanding shares, or is aware that another person for whom it holds such ADRs is so interested, must within two days after becoming so interested or so aware (and thereafter in certain circumstances upon any change to the particulars previously notified) notify us as required by the UK Companies Act 1985. After the relevant threshold is exceeded, similar notifications must be made in whole respect of whole percentage figure increases or decreases, rounded down to the nearest whole number.

Requirements for Depositary Actions

We, the depositary or the custodian may refuse to

  •
  issue, register or transfer an ADR or ADRs;

  •
  effect a split-up or combination of ADRs;

  •
  deliver distributions on any such ADRs; or

  •
  permit the withdrawal of deposited securities (unless the Deposit Agreement provides otherwise), until the following conditions have been met:

  •
  the holder has paid all taxes, governmental charges, and fees and expenses as required in the Deposit Agreement;

  •
  the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

  •
  the holder has complied with such regulations as the depositary may establish under the Deposit Agreement.

The depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the Deposit Agreement provides otherwise), if the register for ADRs or any deposited securities is closed or if we or the depositary decide it is advisable to do so.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the Deposit Agreement.

The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Pre-release of ADSs

The depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares). This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying shares (or other ADSs) are delivered to the depositary. The depositary may pre-release ADSs only if:

  •
  the depositary has received collateral for the full market value of the pre-released ADSs; and

  •
  each recipient of pre-released ADSs agrees in writing that he or she

  •
  owns the underlying shares,

  •
  assigns all rights in such shares to the depositary,

  •
  holds such shares for the account of the depositary, and

  •
  will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.

In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. [Reserved]

Item 16. [Reserved]

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-88.

Item 19. Exhibits

INDEX TO EXHIBITS

Exhibit	Description
1.1	Memorandum and Articles of Association of Allied Domecq PLC, as amended, dated 31 January 2002
2.1	Form of ADS Deposit Agreement, dated as of 24 June 2002, as amended on 15 July 2002, by and among Allied Domecq PLC and JPMorgan Chase Bank, as depositary, and Holders of American Depositary Receipts
2.2	Form of Ordinary Share Certificate
2.3	Form of American Depositary Receipt
4.1
Trademark, Supply and Distribution Agreement, dated 15 November 2000, among Spirits International N.V., S.P.I. Spirits (Cyprus) Limited, Allied Domecq International B.V. and Allied Domecq Spirits & Wine USA, Inc. (the "Agreement")*
4.2	Addendum, dated January 17, 2002, to the Agreement*
6.1	For a statement explaining how earnings per share information was calculated, see Note 10 to our Audited Consolidated Financial Statements
8.1	For a list of Allied Domecq PLC's subsidiaries, see "Item 4—Information on the Company—Organizational Structure"
10.1	Consent of KPMG Audit Plc, Chartered Accountants and Registered Auditor

*
Confidential treatment requested for portions of this exhibit.

Index to Financial Statements

Allied Domecq PLC: Audited Consolidated Financial Statements

Independent Auditor's Report to the Shareholders and Board of Allied Domecq PLC	F-2
Consolidated Profit and Loss Account for the three years ended 31 August 2001	F-3
Consolidated Statement of Total Recognized Gains and Losses for the three years ended 31 August 2001	F-4
Note of Consolidated Historical Cost Profits and Losses for the three years ended 31 August 2001	F-4
Consolidated Balance Sheet as at 31 August 2001 and 2000	F-5
Consolidated Reconciliation of Movements in Shareholders' Funds for the three years ended 31 August 2001	F-6
Consolidated Cash Flow Statement for the three years ended 31 August 2001	F-7
Accounting Policies	F-8
Notes to the Consolidated Financial Statements	F-12

Allied Domecq PLC: Unaudited Interim Consolidated Financial Statements

Consolidated Profit and Loss Account for the six months ended 28 February 2002 and 2001	F-69
Consolidated Balance Sheet as at 28 February 2002	F-70
Consolidated Reconciliation of Movements in Shareholders' Funds for the six months ended 28 February 2002	F-71
Consolidated Cash Flow Statement for the six months ended 28 February 2002 and 2001	F-72
Notes to the Unaudited Interim Consolidated Financial Statements	F-73

INDEPENDENT AUDITOR'S REPORT TO THE SHAREHOLDERS AND
BOARD OF ALLIED DOMECQ PLC

We have audited the accompanying consolidated balance sheet of Allied Domecq PLC and subsidiaries as at 31 August 2001 and 2000, and the related consolidated profit and loss account, consolidated statement of total recognized gains and losses, note of consolidated historical cost profits and losses, consolidated reconciliation of movements in shareholders' funds and consolidated cash flow statement for each of the years in the three-year period ended 31 August 2001 presented on pages F-3 to F-66. These consolidated financial statements are the responsibility of the Directors of Allied Domecq PLC. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Allied Domecq PLC and subsidiaries as at 31 August 2001 and 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended 31 August 2001, in conformity with generally accepted accounting principles in the United Kingdom.

As more fully described in the "FRS 19—Deferred Tax" paragraph of the Accounting Policies note to the consolidated financial statements, the Group has adopted FRS 19 Deferred Tax in the six month period ended 28 February 2002. Consequently, the Group's consolidated financial statements as of 31 August 2001 and 2000, and for the three year period ended 31 August 2001 referred to above have been restated.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected net income for the years ended 31 August 2001 and 2000 and shareholders' equity as at 31 August 2001 and 2000, to the extent summarised in note 34 to the consolidated financial statements. As discussed in note 34 to the consolidated financial statements, effective 1 July 2001, the Group adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and certain provisions of SFAS No. 142, "Goodwill and Other Intangible Assets", as required for goodwill and intangible assets resulting from business combinations consummated after 30 June 2001.

KPMG Audit Plc

Chartered Accountants
Registered Auditor
London, England

14 May 2002, except as to the matter described in the "Deferred tax and restatement of financial statements to reflect the adoption of FRS 19" paragraph of the Accounting Policies note as to which the date is 2 July 2002.

ALLIED DOMECQ PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year ended 31 August 1999 (restated)
Year ended 31 August 2001 (restated)	Year ended 31 August 2000 (restated)
Before goodwill and exceptional items
Note	Before goodwill and exceptional items	Goodwill and exceptional items	Total	Before goodwill and exceptional items	Goodwill and exceptional items	Total	Goodwill and exceptional items	Total
£	£	£	£	£	£	£	£	£
(million, except for per share data)
Continuing operations	2,879	–	2,879	2,602	–	2,602	2,408	–	2,408
Discontinued operations	–	–	–	30	–	30	1,695	–	1,695

Group turnover and share of turnover of joint venture undertaking	2	2,879	–	2,879	2,632	–	2,632	4,103	–	4,103
Less: share of turnover of joint venture
—discontinued operation	–	–	–	(12)	–	(12)	(624)	–	(624)

Turnover	2,879	–	2,879	2,620	–	2,620	3,479	–	3,479
Operating costs
—goodwill amortization	7	–	(12)	(12)	–	(3)	(3)	–	–	–
—other	6,7	(2,311)	(9)	(2,320)	(2,143)	(54)	(2,197)	(2,838)	(235)	(3,073)
Continuing operations	568	(21)	547	473	(57)	416	420	(220)	200
Discontinued operations	–	–	–	4	–	4	221	(15)	206

Operating profit	568	(21)	547	477	(57)	420	641	(235)	406
Share of profits of joint venture undertaking
—discontinued operations	–	–	–	–	–	–	7	(14)	(7)
Share of profits of associated undertakings
—continuing operations	15	22	–	22	14	–	14	10	–	10
—discontinued operations	15	–	–	–	9	–	9	13	(4)	9

Trading profit	2	590	(21)	569	500	(57)	443	671	(253)	418
Profit on sale of businesses in continuing and discontinued operations	7	–	6	6	–	13	13	–	179	179
Profit/(loss) on disposal of fixed assets in continuing and discontinued operations	7	–	–	–	–	46	46	–	(12)	(12)

Profit on ordinary activities before finance charges	590	(15)	575	500	2	502	671	(86)	585
Finance charges	8	(90)	–	(90)	(83)	–	(83)	(92)	(272)	(364)

Profit on ordinary activities before taxation	500	(15)	485	417	2	419	579	(358)	221
Taxation	7,9	(130)	2	(128)	(95)	15	(80)	(151)	11	(140)

Profit on ordinary activities after taxation	370	(13)	357	322	17	339	428	(347)	81
Minority interests
—equity and non-equity	24	(13)	–	(13)	(9)	–	(9)	(6)	–	(6)

Profit earned for ordinary shareholders for the year	357	(13)	344	313	17	330	422	(347)	75
Ordinary dividends	11	(127)	–	(127)	(116)	–	(116)	(157)	–	(157)

Retained profit/(loss)	23	230	(13)	217	197	17	214	265	(347)	(82)

Earnings per ordinary share:
—basic and diluted	10	33.9	p	(1.3	p)	32.6	p	28.6	p	2.6	p	31.2	p	22.3	p	(15.1	p)	7.2	p

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED DOMECQ PLC

CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

	Year ended 31 August
	2001 (restated)	2000 (restated)	1999 (restated)
	£	£	£
	(million)
Profit earned for ordinary shareholders for the year	344	330	75
Currency translation differences on foreign currency net investments	(18)	10	4
Deferred taxation—origination and reversal of timing differences	2	(14)	(2)

Total recognized gains and losses for the year	328	326	77

NOTE OF CONSOLIDATED HISTORICAL COST PROFITS AND LOSSES

	Year ended 31 August
	2001 (restated)	2000 (restated)	1999 (restated)
	£	£	£
	(million)
Profit on ordinary activities before taxation	485	419	221
Realization of property revaluation gains of prior years	–	2	16
Difference between the historical cost depreciation charge and the actual depreciation charge for the year calculated on the revalued amount	–	–	2

Historical cost profit on ordinary activities before taxation	485	421	239

Historical cost retained profit/(loss)	217	216	(64)

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED DOMECQ PLC

CONSOLIDATED BALANCE SHEET

		31 August
	Note	2001 (restated)	2000 (restated)
		£	£
		(million)
Fixed assets
Intangible assets	12	618	108
Tangible assets	13	767	517
Investments and loans	14	87	67
Associated undertakings	15	75	70

Total fixed assets		1,547	762

Current assets
Stocks	16	1,203	947
Debtors due within one year	17	679	646
Debtors due after more than one year	17	316	260
Cash at bank and in hand		111	112

Total current assets		2,309	1,965

Creditors (due within one year)
Short term borrowings	20	(770)	(558)
Other creditors	18	(1,189)	(864)

Total current liabilities		(1,959)	(1,422)

Net current assets		350	543

Total assets less current liabilities		1,897	1,305
Creditors (due after more than one year)
Loan capital	20	(1,195)	(806)
Other creditors	18	(48)	(37)

Total creditors due after more than one year		(1,243)	(843)

Provisions for liabilities and charges	19	(245)	(259)

Net assets		409	203

Capital and reserves
Called up share capital	22	267	267
Share premium account	23	26	26
Merger reserve	23	(823)	(823)
Profit and loss account	23	871	667

Shareholders' funds—equity		341	137
Minority interests—equity and non-equity	24	68	66

		409	203

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED DOMECQ PLC

CONSOLIDATED RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Year ended 31 August
	2001 (restated)	2000 (restated)	1999 (restated)
	£	£	£
	(million)
Shareholders' funds at the beginning of the year	137	2,193	1,951

Total recognized gains and losses for the year	328	326	77
Ordinary dividends	(127)	(116)	(157)
Ordinary share capital issued (net of costs)	–	–	112
Capital reduction due to disposal of UK Retail business	–	(2,294)	–
Reversal of notional UK Retail FRS 19 deferred tax	–	25	–
Preference share capital redemption	–	–	(9)
Goodwill written back on disposals	3	3	219

Net movement in shareholders' funds	204	(2,056)	242

Shareholders' funds at the end of the year	341	137	2,193

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED DOMECQ PLC

CONSOLIDATED CASH FLOW STATEMENT

		Year ended 31 August
	Note	2001	2000	1999
		£	£	£
		(million)
Reconciliation of operating profit to net cash inflow from operating activities
Operating profit		547	420	406
Exceptional operating costs	7	9	54	235
Goodwill amortization		12	3	–
Depreciation		56	51	101
Increase in stocks		(72)	(43)	(20)
Increase in debtors		(55)	(97)	(34)
(Decrease)/increase in creditors		(43)	39	(32)
Expenditure against provisions for acquisition costs		–	–	(26)
Expenditure against provisions for reorganization and restructuring costs		(34)	(54)	(68)
Other items		3	(1)	(11)

Continuing operations		423	372	349
Discontinued operations		–	–	202

Net cash inflow from operating activities		423	372	551

Consolidated cash flow statement
Net cash inflow from operating activities		423	372	551
Dividends received from associated undertakings		9	8	12
Returns on investments and servicing of finance	26	(76)	(81)	(391)
Taxation (paid)/refunded	26	(34)	21	(161)
Capital expenditure and financial investment	26	(118)	(11)	(151)
Acquisitions and disposals	26	(635)	(217)	476
Equity dividends paid		(163)	–	(320)

Continuing operations		(594)	92	(34)
Discontinued operations		–	–	50

Cash (outflow)/inflow before use of liquid resources and financing		(594)	92	16
Management of liquid resources		(6)	52	(52)
Financing	26	488	(68)	(217)

(Decrease)/increase in cash in the year		(112)	76	(253)

Reconciliation of net cash flow to movement in net debt
(Decrease)/increase in cash in the year		(112)	76	(253)
Increase/(decrease) in liquid resources		6	(52)	52
(Increase)/decrease in loan capital		(488)	68	318

Movement in net debt resulting from cash flows		(594)	92	117
Non cash movements on recourse finance		–	–	(6)
Exchange adjustments		(8)	(29)	(25)

Movement in net debt during the year		(602)	63	86
Opening net debt		(1,252)	(1,315)	(1,401)

Closing net debt	28	(1,854)	(1,252)	(1,315)

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED DOMECQ PLC

ACCOUNTING POLICIES

Basis of accounting

The accounts are prepared under the historical cost convention and comply with accounting policies generally accepted in the United Kingdom ("UK GAAP"). Note 34 describes the significant differences between UK GAAP and US generally accepted accounting principles ("US GAAP") and presents a reconciliation of net income and shareholders' equity from UK GAAP to US GAAP as a result of such differences.

Basis of consolidation

Allied Domecq PLC (the "Group" or "Company") accounts consolidate the accounts of the Company and its interests in subsidiary undertakings. Interests in associated undertakings, where the Group has the ability to exercise significant influence over the associate, which is usually evidenced by an ownership interest of 20% or greater, are included using the equity method of accounting. Under the equity method of accounting, the Group's share of profits less losses from associates are included in the Group profit and loss account. The holding value of associates in the Group balance sheet is calculated by reference to the Group's equity in net assets of such undertakings. The results of businesses acquired or disposed of during the year are consolidated for the period from, or up to, the date control passes.

Acquisitions

On the acquisition of a business, or an interest in an associate, fair values, reflecting conditions at the date of the acquisition, are attributed to the net assets acquired. Adjustments are also made to bring accounting policies in line with those of the Group.

Intangible fixed assets

Goodwill arising on acquisitions of a business since 1 September 1998 is capitalized and amortized by equal instalments over its anticipated useful life, but not exceeding 20 years. Goodwill arising on acquisitions prior to 1 September 1998 was charged directly to reserves. On disposal of a business, any attributable goodwill previously eliminated against reserves is included in the calculation of any gain or loss. Other purchased intangible assets are also capitalized and amortized over their useful lives on a straight line basis.

Impairment reviews are performed where there is an indication of potential impairment. If the carrying value of an intangible asset exceeds its estimated recoverable amount, any impairment is charged to the profit and loss account. The estimated recoverable amount of such assets are determined based on discounted projected future operating cash flows from the asset.

Tangible fixed assets

Tangible fixed assets are capitalized at cost. Depreciation is provided to write off the cost less the estimated residual value of assets by equal instalments over their estimated useful economic lives as follows: Land and buildings—the shorter of 50 years or the length of the lease; Plant and equipment—4 to 20 years. No depreciation is provided on freehold land.

Impairment reviews are performed where there is an indication of potential impairment. If the carrying amount of an asset exceeds its discounted estimated future cash flows, the impairment is charged to the profit and loss account. Such impairment is determined in the same manner as intangible assets.

Fixed asset investments

Fixed asset investments are stated at cost, less provision for any permanent diminution in value, except for listed investments which are carried at market value based on the closing middle market price on the stock exchange in the country of incorporation.

Turnover

Turnover represents sales to external customers (including excise duties and shipping and handling but excluding sales taxes) and franchise income. The Group recognizes turnover when products are delivered to customers consistent with sales terms. Initial non-refundable franchise fees paid by franchisees are recognized upon substantial completion of the services required by the license agreement. Continuing franchise fees and royalty income are based on a percentage of gross sales and are recognized as turnover on an accrual basis as earned.

Shipping and handling costs

Shipping and handling costs are included in the consolidated profit and loss within other operating costs.

Advertising

Advertising production costs are charged to the profit and loss account the first time the advertising is made public. In addition to media advertising, other types of advertising and promotional costs are charged directly to operating costs as incurred.

Cash

Cash includes all cash balances and short term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

Leases

Operating lease rentals are charged to the profit and loss account on a straight line basis over the respective terms of the leases.

Stocks

Stocks are valued at the lower of cost and net realisable value. Cost comprises purchase price or direct production cost, together with duties and manufacturing overheads. The cost of spirits and wine stocks is determined by the weighted average cost method.

Stocks are included in current assets, although a portion of such stocks may be held for periods longer than one year.

Deferred tax and restatement of financial statements to reflect the adoption of FRS 19

FRS 19—Deferred Tax was issued in December 2000. FRS 19 requires full provision to be made for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the consolidated financial statements and their recognition in a tax computation. It also requires deferred tax assets to be recognised to the extent that it is regarded as more likely than not that they will be recovered. Prior to the adoption of FRS 19, deferred tax was only provided on a partial provision basis. The new standard was implemented for the period ending 28 February 2002 and has been applied by retroactively restating all periods. The adoption of this standard resulted in a balance sheet adjustment of £53 million at both 31 August 2000 and 31 August 2001. The overall tax charge for the year ended 31 August 2001 did not change as a result of restatement under FRS No. 19, and there was no impact on the tax charge for the six months ended 28 February 2002.

Financial instruments

The Group uses derivative financial instruments to reduce certain of its exposures to movements in interest and foreign currency exchange rates.

Transactions involving financial instruments are accounted for as follows:

  i)
  Gains or losses arising on forward foreign exchange contracts are taken to the profit and loss account in the same period as the underlying transaction. Premiums paid or received on foreign currency options are taken to the profit and loss account when the option expires or matures.

  ii)
  Net interest arising on interest rate agreements is taken to the profit and loss account on an accrual basis over the life of the agreement.

  iii)
  Gains and losses on foreign currency debt and foreign exchange contracts held for the purposes of hedging balance sheet translation exposures are taken to reserves. The Group manages its translation exposure on a net asset basis, including an appropriate amount of goodwill that has been written-off to reserves. This aims to align the hedging contracts with the intangible by market and currency. The Company hedges its translation exposure by holding offsetting liabilities. Where debt held does not match the underlying exposure it utilizes forward purchase and sale contracts and foreign exchange swaps in order to better align its earnings with its liabilities.

Finance costs associated with debt issuance are charged to the profit and loss account over the life of the issue.

Foreign Currencies

(i)
Foreign currency transactions

Monetary assets and liabilities arising from transactions in foreign currencies are translated to Pound Sterling at the rate of exchange prevailing at the date of transaction. Subsequent movements in exchange rates are included in the Group profit and loss account.

(ii)
Translation of financial instruments

The results of undertakings outside the UK are translated to Pound Sterling at weighted average exchange rates each month. The closing balance sheets of undertakings outside the UK are translated at year end rates. Exchange rate differences arising from the translation of foreign currency denominated balance sheets to closing rates are dealt with through reserves.

Pension and post retirement medical benefits

Pension and post retirement medical benefit costs are charged to the profit and loss account on a systematic basis over the service life of employees, with the advice of actuaries, using the projected unit credit method.

Exceptional Items

Exceptional items are those that, by virtue of their size or nature, the Board of Directors believes should be separately disclosed. Such items are included within the profit and loss account heading and disclosed in the notes to the consolidated financial statements.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

New accounting standards in the United Kingdom

The consolidated financial statements comply, to the extent detailed below, with the following new Financial Reporting Standards issued by the UK Accounting Standards Board.

FRS 17—Retirement Benefits

This standard replaces the use of actuarial values for assets in a pension plan in favour of a market-based approach. In order to cope with the volatility inherent in this measurement basis, the standard requires that the profit and loss account shows the relatively stable ongoing service cost, interest cost and expected return on assets. Fluctuations in market values are reflected in the statement of total recognized gains and losses. In order to allow companies to comply, the following transitional arrangements apply: (i) for accounting periods ending on or after 22 June 2001, closing balance sheet information (no comparatives required) is to be given in the notes only; (ii) for accounting periods ending on or after 22 June 2002, opening and closing balance sheet information and performance statement information (both profit and loss account and statement of total recognized gains and losses) for the period (no comparatives required) is to be given in the notes only. For accounting periods ending on or after 22 June 2003, the standard is fully effective. The Group has complied with the transitional disclosure requirements of this standard.

FRS 18—Accounting Policies

The Group adopted this standard which deals with the selection, application and disclosure of accounting policies in financial statements for the year ended 31 August 2001. Compliance with this new standard has not given rise to any restatement of figures reported for prior years.

ALLIED DOMECQ PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    Adoption of Financial Reporting Standard 19—Deferred Tax

As explained within the Accounting Policies section of our Audited Consolidated Financial Statements we adopted Financial Reporting Standard 19—Deferred Tax in the six month period ended 28 February 2002 which resulted in the restatement of the financial statements of prior periods. The following table provides a reconciliation between profit earned for ordinary shareholders and earnings per ordinary share as originally reported and after adoption of FRS 19 for the 3 years ended 31 August 2001, 2000 and 1999.

	Year ended 31 August
	2001	2000	1999
	£	£	£
	(million)
Profit earned for ordinary shareholders—as originally reported	344	317	76
Adoption of FRS 19—Deferred Tax	–	13	(1)

Profit earned for ordinary shareholders—restated	344	330	75

Earnings per ordinary share—basic and diluted as originally reported	32.6	29.9	7.3
Adoption of FRS 19—Deferred Tax	–	1.2	(0.1)

Earnings per ordinary share—basic and diluted restated	32.6	31.2	7.2

2.    Segmental and geographical analysis

The Group operates in two reportable segments, Spirits & Wine and Quick Service Restaurants (QSR).

Each operating segment is individually managed and has separate results that are reviewed by the Group's chief operating decision maker for the purposes of allocating resources. The income statement for each segment excludes interest and other debt expense and the provision for taxes that are centrally managed at the corporate level and, accordingly, such items are not presented by segment.

The Spirits & Wine business owns and distributes a portfolio of premium branded spirits and wines. Premium distilled brands include Ballantine's Scotch whisky, Beefeater gin, Sauza tequila, Kahlúa liqueur, Canadian Club whisky, Courvoisier cognac, Maker's Mark bourbon and Tia Maria liqueur.

The QSR business operates an international quick service restaurants franchise business that is comprised of over 10,000 distribution points in the US and internationally. The QSR business is comprised of Dunkin' Donuts (coffee and baked goods), Togo's (sandwiches), and Baskin-Robbins (ice cream).

The Group also has a 25% investment in Britannia Soft Drinks, which is reported as part of "Other" as it does not represent a reportable segment. The share of profits from Britannia Soft Drinks was £13 million in 2001 (2000: £9 million, 1999: £8 million), and share of net assets was £50 million in 2001 (2000: £43 million, 1999: £39 million).

a)    Segmental activity by class of business

	Continuing
	Spirits & Wine	QSR	Other (Note d)	Total continuing	Discontinued (Note e)	Total
	£	£	£	£	£	£
	(million)
Year ended 31 August 2001
Turnover	2,571	308	–	2,879	–	2,879

Trading profit before exceptional items and goodwill (Note a)	505	72	13	590	–	590
Goodwill amortization (Note b)	(12)	–	–	(12)	–	(12)
Exceptional items	(9)	–	–	(9)	–	(9)

Trading profit after exceptional items	484	72	13	569	–	569
Profit on sale of businesses	2	–	–	2	4	6

Profit before finance charges	486	72	13	571	4	575

Finance charges						(90)

Profit on ordinary activities before taxation						485

Depreciation	46	10	–	56	–	56
Capital expenditure	70	27	–	97	–	97
Assets employed (Note c)	2,536	114	43	2,693	–	2,693
Average numbers employed	8,403	1,382	–	9,785	–	9,785
Year ended 31 August 2000
Turnover	2,297	305	–	2,602	30	2,632

Trading profit before exceptional items and goodwill	414	64	9	487	13	500
Goodwill amortization (Note b)	(3)	–	–	(3)	–	(3)
Exceptional items (Note f)	(47)	(7)	–	(54)	–	(54)

Trading profit after exceptional items	364	57	9	430	13	443
Profit on sale of businesses	–	–	–	–	13	13
Profit/(loss) on disposal of fixed assets	55	(9)	–	46	–	46

Profit before finance charges	419	48	9	476	26	502

Finance charges						(83)

Profit on ordinary activities before taxation						419

Depreciation	41	10	–	51	–	51
Capital expenditure	64	23	–	87	–	87
Assets employed (Note c)	1,705	94	36	1,835	–	1,835
Average numbers employed	8,609	2,323	–	10,932	–	10,932

Year ended 31 August 1999
Turnover	2,110	298	–	2,408	1,695	4,103

Trading profit before exceptional items	369	53	8	430	241	671
Exceptional items (Note f)	(172)	(48)	–	(220)	(33)	(253)

Trading profit after exceptional items	197	5	8	210	208	418
(Loss)/profit on sale of businesses	(10)	–	–	(10)	189	179
(Loss)/profit on disposal of fixed assets	(4)	(13)	–	(17)	5	(12)

Profit before finance charges	183	(8)	8	183	402	585

Finance charges						(92)
Loan and debenture repayment premia						(272)

Profit on ordinary activities before taxation						221

Depreciation	39	10	–	49	52	101
Capital expenditure	58	17	–	75	133	208
Assets employed (Note c)	1,396	102	31	1,529	2,218	3,747
Average numbers employed	8,542	2,803	–	11,345	29,150	40,495

Notes:

  (a)
  Spirits & Wine trading profit before exceptional items and goodwill of £505 million in 2001 includes a benefit of £47 million in the period arising from a ruling of the Mexican Supreme Court with respect to the excise duty regime that was applicable to our Mexican operations during 1998 and 1999.

  (b)
  Spirits & Wine goodwill amortization is expensed over 20 years and relates principally to Mumm and Perrier Jouët acquired in 2001 and Jinro Ballantines acquired in 2000.

  (c)
  Assets employed are before deducting net borrowings of £1,854 million (2000: £1,252 million, 1999: £1,315 million), tax payable of £350 million (2000: £264 million, 1999: £213 million) and dividends payable of £80 million (2000: £116 million, 1999: nil) to give net assets of £409 million (2000: £203 million, 1999: £2,219 million).

  (d)
  The "Other" segment comprises the investment in Britannia Soft Drinks.

  (e)
  Discontinued operations reflect the disposal of Cantrell & Cochrane in January 1999, the UK Retail business in September 1999 and the disposal of Panrico in March 2000. See Note 25 for discussion on disposal of UK Retail business.

  (f)
  In 2000, the exceptional items in QSR relate to restructuring costs. In 1999, the exceptional items in QSR relate to year 2000 and EMU costs (£4 million), surplus property provisions and asset write-downs (£27 million), and other costs including restructuring (£17 million).

b)    Geographical analysis

	Europe	Americas	Rest of World	Total
	£	£	£	£
	(million)
By country of operation
Year ended 31 August 2001
Turnover
—continuing operations	1,543	1,785	254	3,582

—to Group companies				(703)

—external				2,879

Trading profit
—continuing operations	212	345	33	590
—goodwill amortization	(6)	–	(6)	(12)
—exceptional items in continuing operations	(9)	–	–	(9)

	197	345	27	569
Profit on sale of businesses in continuing and discontinued operations	5	1	–	6

Profit before finance charges	202	346	27	575

Assets employed	1,341	939	413	2,693

Year ended 31 August 2000
Turnover
—continuing operations	1,484	1,568	147	3,199
—discontinued operations	30	–	–	30

	1,514	1,568	147	3,229

—to Group companies				(597)

—external				2,632

Trading profit
—continuing operations	199	271	17	487
—goodwill amortization	–	–	(3)	(3)
—exceptional items in continuing operations	(39)	(15)	–	(54)
—discontinued operations	13	–	–	13

	173	256	14	443
Profit on sale of businesses in discontinued operations	13	–	–	13
Profit/(loss) on disposal of fixed assets in continuing operations	55	(9)	–	46

Profit before finance charges	241	247	14	502

Assets employed	930	739	166	1,835

Year ended 31 August 1999
Turnover
—continuing operations	1,465	1,435	52	2,952
—discontinued operations	1,707	–	–	1,707

	3,172	1,435	52	4,659

—to Group companies				(556)

—external				4,103

Trading profit
—continuing operations	211	215	4	430
—goodwill amortization	–	–	–	–
—exceptional items in continuing operations	(143)	(24)	(53)	(220)
—discontinued operations	241	–	–	241
—exceptional items in discontinued operations	(33)	–	–	(33)

	276	191	(49)	418
Profit on sale of businesses in discontinued operations	179	–	–	179
Loss on disposal of fixed assets in continuing and discontinued operations	(12)	–	–	(12)

Profit before finance charges	443	191	(49)	585

Assets employed	3,066	624	57	3,747

Export sales from the United Kingdom were £454 million (2000: £604 million, 1999: £509 million) including £348 million (2000: £482 million, 1999: £404 million) sales to Group companies.

	Europe	Americas	Rest of World	Total
	£	£	£	£
	(million)
By country of destination
Year ended 31 August 2001
Turnover
—continuing operations	982	1,542	355	2,879

Trading profit
—continuing operations	186	336	68	590
—goodwill amortization	(6)	–	(6)	(12)
—exceptional items in continuing operations	(9)	–	–	(9)

	171	336	62	569

Year ended 31 August 2000
Turnover
—continuing operations	968	1,392	242	2,602
—discontinued operations	30	–	–	30

	998	1,392	242	2,632

Trading profit
—continuing operations	193	251	43	487
—goodwill amortization	–	–	(3)	(3)
—exceptional items in continuing operations	(39)	(15)	–	(54)
—discontinued operations	13	–	–	13

	167	236	40	443

Year ended 31 August 1999
Turnover
—continuing operations	1,003	1,192	213	2,408
—discontinued operations	1,691	3	1	1,695

	2,694	1,195	214	4,103

Trading profit
—continuing operations	191	208	31	430
—goodwill amortization	–	–	–	–
—exceptional items in continuing operations	(143)	(24)	(53)	(220)
—discontinued operations	237	3	1	241
—exceptional items in discontinued operations	(33)	–	–	(33)

	252	187	(21)	418

The following table includes external turnover (by country of origin and destination) and long lived assets by significant geographical territory. Long lived assets include intangible and tangible assets, investments and loans, associated and joint venture undertakings.

	UK	Spain	USA	Mexico	Others	Total
	£	£	£	£	£	£
	(million)
By country of operation
Year ended 31 August 2001
Turnover by origin	348	322	1,041	349	819	2,879
Turnover by destination	248	322	1,024	349	936	2,879
Long lived assets	264	34	266	52	931	1,547
Year ended 31 August 2000
Turnover by origin	403	318	883	359	669	2,632
Turnover by destination	283	316	874	360	799	2,632
Long lived assets	234	35	172	49	272	762
Year ended 31 August 1999
Turnover by origin	1,965	341	849	286	662	4,103
Turnover by destination	1,867	333	826	285	792	4,103
Long lived assets	2,422	100	158	39	189	2,908

3.    Exchange Rates

	Average rate for the year			Closing rate 31 August
The significant translation rates to £1:
	2001	2000	1999	2001	2000	1999
US Dollar	1.44	1.58	1.63	1.45	1.45	1.61
Mexican Peso	13.51	14.99	15.96	13.36	13.39	15.08
Euro	1.63	1.61	1.47	1.60	1.64	1.52

4.    Staff costs

					Year ended 31 August
	Full-Time		Part-Time
					2001 Total	2000 Total	1999 Total
	UK	Other	UK	Other
	£	£	£	£	£	£	£
	(million)
Remuneration	60	230	3	17	310	296	474
Social security	6	29	–	1	36	30	47
Pension plans
—UK	(11)	–	–	–	(11)	(3)	2
—other	–	(15)	–	–	(15)	(7)	1
Post retirement medical benefits	–	5	–	–	5	4	1

	55	249	3	18	325	320	525

Average numbers employed
2001—Continuing operations	1,547	7,531	106	601	9,785
2000—Continuing operations	1,745	8,104	90	993		10,932
1999—Continuing operations	2,119	8,192	127	907			11,345
1999—Discontinued operations	9,224	319	19,607	–			29,150

5.    Pension plans

The Group operates a number of pension plans throughout the world. The major plans, which cover the majority of Group employees, are of the defined benefit type and the assets of the plans are largely held in separate trustee administered funds. Prepaid costs of £295 million (2000: £247 million, 1999: £222 million) are included in debtors (note 17). The Group has continued to account for pensions in accordance with SSAP 24 and the disclosures given in a) are those required by the standard. FRS 17 Retirement Benefits was issued in November 2000, but will not be mandatory for the Group until the year ended 31 August 2003. The transitional disclosures, to the extent not given in a) are set out in b) below.

a) Allied Domecq pension plans

United Kingdom

The assets and liabilities of the UK plans are reviewed regularly by an independent actuary. The latest triennial assessment was carried out as at April 2000. The actuarial assessments consider assets and liabilities at the date of calculation and forecast assets and liabilities in the future according to a set of assumptions, the most important of which are the rate of return on the assets, the rates of increase in remuneration, pensions and dividend and share buy-back yield on equity investments.

It is assumed that future investment returns will be 7.75% (2000 and 1999: 7.75%) per annum, remuneration increases will be 4.75% (2000 and 1999: 5.25%) per annum, guaranteed pension increases will be 3.5% (2000 and 1999: 3.0%) per annum and the long-term net yield on UK equities will be 2.68% (2000 and 1999: 3.23%) per annum.

At the date of the 2000 assessment, the market value of the assets of the UK plans was £1,706 million and the actuarial value of the assets was sufficient to cover 112% of the benefits that have accrued to members after allowing for the expected future increases in remuneration.

North America

The Group operates a number of pension plans outside the UK of which the most material are in the United States and Canada. In most cases, actuarial valuations for accounting purposes were carried out as at 31 August 2000. The key assumptions as at 31 August 2000 were that annual investment return would exceed annual remuneration increases by approximately 3.5% (1999: 3.0%) in the US schemes and 4.0% (1999: 3.5%) in the Canadian plans.

The market value of the North American plan's assets as at that date was £417 million (1999: £338 million), which was sufficient to cover 170% (1999: 153%) of the benefits accrued to members after allowing for future increases in remuneration.

b) FRS 17 Retirement Benefits

Major assumptions	United Kingdom	North America
	%	%
Rate of general increase in salaries	4.3	5.2
Rate of increase to benefit increases	3.3	2.1
Discount rate for plan liabilities	6.1	7.3
Inflation	2.5	2.7

The expected long term rate of returns and market values of the significant plans at 31 August 2001 are:

	United Kingdom		North America
	Expected long term of rate return	Market value	Expected long term of rate return	Market value
	%	£	%	£
	(million, except percentages)
Equities	8.0	1,182	10.0	236
Bonds	5.5	469	6.5	100
Property and other	6.5	195	4.0	14

		1,846		350
Present value of scheme liabilities		(1,877)		(367)

Deficit in the plans		(31)		(17)
Related deferred tax asset		9		6

Net pension liability		(22)		(11)

6.    Operating costs

		Year ended 31 August
	Note	2001	2000	1999 Continuing	1999 Discontinued	1999 Total
		£	£	£	£	£
		(million)
Change in stocks of finished goods and work in progress		(72)	(43)	(25)	5	(20)
Own work capitalized		–	–	–	(3)	(3)
Raw materials and consumables		714	631	609	304	913
Customs and excise duty		605	545	488	17	505
Mexican excise rebate		(47)	–	–	–	–
Staff costs	4	325	320	299	226	525
Depreciation	13	56	51	49	52	101
Goodwill amortization		12	3	–	–	–
Exceptional write-down of fixed assets	7	–	6	59	–	59
Other exceptional items	7	9	48	161	15	176
Other operating charges		669	580	522	234	756
Operating leases
—hire of equipment		10	13	10	–	10
—property rents		49	44	34	15	49
Payments to auditor
—fees for audit		2	2	2	–	2

		2,332	2,200	2,208	865	3,073

Customs and excise duty of £605 million (2000: £545 million, 1999: £505 million) is also included within turnover.

Other operating charges include advertising and promotion of £330 million (2000: £301 million, 1999: £275 million) shipping and handling costs of £55 million (2000: £40 million, 1999: £38 million) and foreign currency transaction losses of £5 million (2000: £7 million, 1999: gain—£4 million).

2001 operating costs include nil in respect of discontinued operations (2000: £14 million, 1999: £865 million). The parent company audit fee was nil (2000 and 1999: nil). Other payments to the auditor were £4 million (2000: £1 million, 1999: £3 million), which primarily relate to due diligence and taxation services.

Mexican excise rebate

The Mexican Supreme Court has ruled in favor of an action, brought by a number of spirits companies challenging the excise duty regime applicable to their Mexican operations during 1998 and 1999. Its ruling determined that the tax was inequitable because it was applied only to large companies.

The Mexican Supreme Court has awarded compensation of Pesos 1.5 billion (£112 million) plus applicable interest and inflation adjustments. The Group is recognizing amounts awarded, including applicable interest and inflation adjustments through offset against excise duties and other taxes payable. At 31 August 2001, the Group expected the balance of the repayment of excess duties would be collected over the next three to five years and would be subject to further interest and inflation adjustments. The Group's earnings for the year ended 31 August 2001 include a net benefit of £30 million, representing the £18 million of duties offset during the year plus £29 million of interest and inflation minus applicable corporation tax.

The period over which the Group's Mexican earnings will benefit from the offset will depend on the rates of duty and taxation applied in the future.

7.    Goodwill amortization and exceptional items

	Year ended 31 August
	2001	2000	1999 Continuing	1999 Discontinued	1999 Total
	£	£	£	£	£
	(million)
Goodwill amortization	(12)	(3)	–	–	–

Exceptional items
Year 2000 and EMU costs	(1)	(8)	(18)	(9)	(27)
Aborted acquisition costs	(4)	–	–	–	–
Surplus property provisions	(4)	–	(37)	–	(37)
Asset write-downs	–	(6)	(59)	–	(59)
UK Retail disposal costs	–	–	(45)	–	(45)
Restructuring and other costs	–	(40)	(61)	(6)	(67)

Operating costs	(9)	(54)	(220)	(15)	(235)
Costs in joint venture and associated undertakings	–	–	–	(18)	(18)
Profit on sale of businesses	6	13	(10)	189	179
Profit/(loss) on disposal of fixed assets	–	46	(17)	5	(12)
Finance charges	–	–	(272)	–	(272)

Total exceptional items	(3)	5	(519)	161	(358)

Goodwill amortization and exceptional items before taxation	(15)	2	(519)	161	(358)
Taxation	2	15	8	3	11

Goodwill amortization and exceptional items after taxation	(13)	17	(511)	164	(347)

Year 2000 and EMU costs represent computer system and administration costs incurred in relation to the preparation for year 2000 and the Euro conversion. Aborted acquisition costs consists of external advisory fees. Surplus property provisions represent discounted lease commitments net of estimated sub-lease income on property not utilized by the Group. The charge in 1999 principally arose following a review that identified 35 UK surplus leasehold properties.

Asset write downs during 2000 relate to obsolete computer systems primarily in relation to production systems. Asset write-downs of £59 million during 1999 included £17 million related to the closure of our ice cream production facilities in Russia together with the costs of US QSR store rationalization. The Group also recognized a discounted future obligation arising from its arrangement with Suntory Limited of £10 million. Additionally, the Group undertook a review of the carrying values of its investments and associates that resulted in an impairment to fair value of £22 million.

UK Retail disposal costs principally include external advisory fees, transaction costs such as debt and Company restructuring and headcount reduction. Restructuring and other costs are described in Note 19.

Costs in joint venture and associated undertakings relate to the Group's share of exceptional restructuring costs included in the results of First Quench, a liquor store joint venture (£14 million) and Panrico (£4 million), both of which were discontinued operations. Profit on sales of businesses does not represent any individually significant disposal other than Panrico in 2000 and Cantrell and Cochrane in 1999, which are described in Note 25.

Profit on disposal of fixed assets during 2000 principally relates to the sale of redundant UK properties in which the consideration received exceeded the carrying value. Loss on disposal of fixed assets during 1999 primarily relates to distillery assets, QSR store assets and US ice cream manufacturing facilities which were sold during the year, partially offset by profits on the sale of UK redundant properties.

The exceptional finance charges during 1999 relate to the premia paid on the early redemption of debenture and loan stock.

8.    Finance charges

	Year ended 31 August
	2001	2000	1999
	£	£	£
	(million)
Interest on bank loans, overdrafts and other loans	96	87	109
Less: deposit and other interest receivable	(6)	(4)	(17)

Finance charges before exceptional items	90	83	92
Exceptional items—repayment of debenture premia and loan stock	–	–	272

Total	90	83	364

9.    Taxation

As more fully described in the "Deferred tax and restatement of financial statements to reflect the adoption of FRS 19" paragraph of the Accounting Policies note, the Group has adopted FRS 19 during the six month period ended 28 February 2002. Consequently, the Group's consolidated financial statements as at 31 August 2001 and 2000, and for the three year period ended 31 August 2001 have been retroactively restated for the impact of the adoption of FRS 19.

	Year ended 31 August (restated)
	2001	2000	1999
	£	£	£
	(million)
Taxation on profit on ordinary activities as previously reported	128	93	139
Effect of FRS 19 adoption	—	(13)	1

As restated	128	80	140

	Year ended 31 August
	2001	2000	1999
	£	£	£
	(million)
The charge for taxation on the profit of the period comprises:
Continuing operations
United Kingdom taxation
Corporation tax at 30% (2000: 30%, 1999: 31%)	71	65	96
Adjustment in respect of prior periods	–	–	(4)
Advance corporation tax written back	–	–	(31)
Deferred taxation—origination and reversal of timing differences	(19)	7	13
Double taxation relief	(51)	(64)	(67)

	1	8	7
Overseas taxation
Corporation tax	73	67	88
Adjustment in respect of prior periods	10	(5)	(2)
Deferred taxation—origination and reversal of timing differences	38	2	(5)
Taxation on attributable profit of associated and joint venture undertakings	6	4	3

	128	76	91
Discontinued operations
United Kingdom taxation
Corporation tax at 30% (2000: 30%, 1999: 31%)	–	1	56
Adjustment in respect of prior periods	–	–	(7)
Deferred taxation—orgination and reversal of timing differences	–	–	(7)
Overseas taxation
Corporation tax	–	–	3
Taxation on attributable profit of associated and joint venture undertakings	–	3	4

	128	80	140

After adjusting for tax relief on exceptional items and goodwill amortization of £2 million (2000: £15 million, 1999: £11 million), the taxation charge is £130 million (2000: £95 million, 1999: £151 million). The tax charge on the Mexican excise rebate is £17 million (2000 and 1999: nil).

	Year ended 31 August
	2001	2000	1999
	£	£	£
	(million)
Profit on ordinary activities before taxation is analyzed as follows:
United Kingdom	82	95	(153)
Overseas	381	301	355
Associates	22	23	19

	485	419	221

A reconciliation of the tax charge at the UK corporation tax rate of 30% (2000: 30%, 1999: 31%) to the Group's tax on profit on ordinary continuing activities and current tax on profit on ordinary continuing activities is shown below:

	Year ended 31 August (restated)
	2001	2000	1999
	£	£	£
	(million)
Profit on ordinary continuing activities before taxation	481	393	(170)

Tax charge at UK corporation tax rate	144	118	(52)
Differences in overseas tax rates	12	1	15
Adjustments to prior period tax charges	2	(3)	(7)
Movement on provisions	(2)	6	49
Advance corporation tax written back	–	–	(31)
Taxable intra-group dividend income	10	1	12
Tax relief for repayment of debenture premia	(22)	(4)	71
Current year losses not recognized/prior year losses utilized	4	(2)	13
Non deductible losses and expenditure	8	15	47
Non taxable income and gains	(24)	(52)	(30)
Other	(4)	(4)	4

Taxation on profit on ordinary continuing activities	128	76	91

10.    Earnings per share

Basic earnings per share of 32.6p (2000: 31.2p, 1999: 7.2p) has been calculated on earnings of £344 million (2000: £330 million, 1999: £75 million) divided by the average number of shares of 1,054 million (2000: 1,059 million, 1999: 1,047 million).

Diluted earnings per share of 32.6p (2000: 31.2p, 1999: 7.2p) has been calculated on earnings of £344 million (2000: £330 million, 1999: £75 million) divided by the average number of shares and potentially dilutive ordinary shares of 1,055 million (2000: 1,059 million, 1999: 1,047 million). The additional shares included in the dilutive earnings per share calculation for 2001 result from the potential dilutive effect of ordinary shares held by the Group's employee trusts relating to specific employee share plans where the conditions for issuance were satisfied at 31 August 2001.

	Year ended 31 August
	2001	2000	1999
Average number of shares	£	£	£
	(million)
Weighted average ordinary shares in issue during the year	1,068	1,068	1,047
Weighted average ordinary shares owned by the Allied Domecq Employee Trusts	(14)	(9)	–

Weighted average ordinary shares used in basic earnings per share calculation	1,054	1,059	1,047

11.    Ordinary dividends

	Total			Per Share
	Year ended 31 August
	2001	2000	1999	2001	2000	1999
	£	£	£	(p)	(p)	(p)
	(million)
Interim	47	42	157	4.50	4.00	15.00
Final	80	74	–	7.60	7.00	–

	127	116	157	12.10	11.00	15.00

12.    Intangible assets

			31 August
	Goodwill	Other Intangibles	2001 Total	2000 Total
	£	£	£	£
	(million)
Cost
At the beginning of the year	111	–	111	12
Additions	490	34	524	99

At the end of the year	601	34	635	111

Amortization
At the beginning of the year	(3)	–	(3)	–
Charged in the year	(12)	(2)	(14)	(3)

At the end of the year	(15)	(2)	(17)	(3)

Net balance at the end of the year	586	32	618	108

Goodwill purchased during the year ended 31 August 2001 relates to the acquisitions of Mumm and Perrier Jouët, Graffigna and Sainte Sylvie, Buena Vista and Montana (see note 25) and for the year ended 31 August 2000 relates to the acquisition of Jinro Ballantines. Goodwill is being amortized over twenty years. Other intangibles, which comprise distribution rights, are being amortized over ten years.

13.    Tangible assets

	Land and Buildings	Plant and equipment	Total
	£	£	£
	(million)
Cost
At 31 August 2000	434	568	1,002
Currency translation adjustment	(3)	(1)	(4)

	431	567	998
Additions—acquisitions	181	61	242
—capital expenditure	32	65	97
Disposals	(27)	(49)	(76)

At 31 August 2001	617	644	1,261

Depreciation
At 31 August 2000	(149)	(336)	(485)
Currency translation adjustment	–	(1)	(1)

	(149)	(337)	(486)
Disposals	12	36	48
Charge for the year	(12)	(44)	(56)

At 31 August 2001	(149)	(345)	(494)

Net book value at 31 August 2001	468	299	767

Net book value at 31 August 2000	285	232	517

	31 August 2001		31 August 2000
	At cost	Net book value	At cost	Net book value
	£	£	£	£
	(million)
Freehold land and buildings	550	428	377	255
Long lease land and buildings	13	13	2	2
Short lease land and buildings	54	27	55	28

Total land and buildings	617	468	434	285

The carrying value of land not depreciated is £160 million (2000: £58 million).

14.    Investments and loans

	Investments
			Franchise and trade loans
	Listed	Unlisted		Total
	£	£	£	£
	(million)
At 31 August 2000	41	14	12	67
Additions	26	–	–	26
Disposals and transfers	(4)	–	(2)	(6)

At 31 August 2001	63	14	10	87

Included within listed investments is £61 million (2000: £39 million) in respect of a holding of 17,221,999 (2000: 11,804,307) ordinary shares of 25p each of the Company, purchased by the Company and held by the trustees of the Group's employee trusts. The market value of these shares was £70 million (2000: £38 million) at 31 August 2001.

The unlisted investments include a holding of 1% in Suntory Limited, incorporated in Japan.

15.    Associated undertakings

	Cost	Unlisted companies share of reserves	Listed companies share of reserves (restated)	Loans	Total (restated)
	£	£	£	£	£
	(million)
At 31 August 2000	46	7	15	2	70
Currency translation adjustment	–	(2)	(1)	–	(3)
Disposals and transfers	(2)	4	–	–	2
Share of retained profit for the year	–	6	–	–	6

At 31 August 2001	44	15	14	2	75

The share of profits before taxation was £22 million (2000: £23 million) and dividends received were £9 million (2000: £8 million).

The principal associate is a 25% equity interest in Britannia Soft Drinks Limited, a company engaged in the manufacture and sale of soft drinks.

Other associates include Baskin-Robbins Japan (44% equity interest) and Baskin-Robbins Korea (33% equity interest). Both companies are engaged in the development and operation of franchise stores, including the manufacture of products for franchise shops. Baskin-Robbins Japan is the only listed associate and the market value of these shares was £18 million at 31 August 2001.

Investments in associates comprise the cost of shares, less goodwill written off on acquisitions prior to 1 September 1998 of £37 million (2000: £37 million) plus the Group's share of post acquisition reserves of £29 million (2000: £22 million), plus loans to associates of £2 million (2000: £2 million).

16.    Stocks

	31 August
	2001	2000
	£	£
	(million)
Raw materials and consumables	36	27
Maturing inventory	905	730
Finished products	251	168
Bottles, cases and pallets	11	22

	1,203	947

17.    Debtors

	31 August
	2001	2000
	£	£
	(million)
Amounts due within one year
Trade debtors	533	492
Advance corporation tax recoverable on foreign income dividends	2	2
Other debtors	86	90
Prepayments and accrued income	58	62

	679	646

Amounts due after more than one year
Pre-paid pension costs	295	247
Other debtors	3	4
Prepayments and accrued income	18	9

	316	260

18.    Creditors

	31 August
	2001	2000
	£	£
	(million)
Amounts due within one year
Trade creditors	154	138
Bills payable	7	8
Other creditors	264	257
Social security	8	7
Taxation	241	168
Accruals and deferred income	209	170
Deferred purchase consideration (Note 25)	226	–
Proposed dividend	80	116

	1,189	864

Amounts due after more than one year
Other creditors	28	29
Accruals and deferred income	20	8

	48	37

19.    Provisions for liabilities and charges

	Post retirement medical benefits	Reorganization and restructuring	Surplus properties	Deferred taxation (restated)	Total (restated)
	£	£	£	£	£
	(million)
At 31 August 2000	96	49	16	98	259
Currency translation adjustment	2	–	–	–	2
Acquisition of businesses	5	–	–	(6)	(1)
Utilized during the year	(5)	(34)	(4)	–	(43)
Charged during the year	5	–	4	19	28

At 31 August 2001	103	15	16	111	245

The future cost of the post retirement benefits is assessed in accordance with independent actuarial advice.

The provision for surplus properties will be utilized over the terms of the leases. The current value of the contractual obligation is £16 million (2000: £16 million, 1999: £20 million).

The following table provides an analysis of the movement in reorganization and restructuring provisions from 31 August 1999 to 31 August 2001:

	Employee costs	Other	Total
	£	£	£
	(million)
At 31 August 1999	17	13	30
Utilized during the year	(14)	(11)	(25)
Charged during the year	25	19	44

At 31 August 2000	28	21	49

Utilized during the year	(21)	(13)	(34)

At 31 August 2001	7	8	15

At 31 August 1998, there were no reorganization and restructuring provisions.

At 31 August 1999, reorganization and restructuring provisions were £30 million, comprising £20 million for central reorganization, £4 million on production facility rationalization and £6 million covering Latin America and Europe reorganization. Approximately £17 million of the provided costs were employee related, principally redundancy costs. It was expected that approximately 500 jobs would be lost in total, mainly affecting head office, sales and production staff. The majority of the £13 million of other provisions created were to cover property disposal costs.

During the year ended 31 August 2000, £25 million of the provisions were utilized. The redundancies that took place totalled approximately 400 at a cost of £14 million. The remaining employee-related costs of £3 million carried over continued to cover the expenditure on site rationalization. Of the non-headcount related provisions, £11 million were utilized, with £2 million remaining to cover property disposal costs.

The £44 million creation of provisions during the year ended 31 August 2000 comprised £9 million for a global overhead and activity review program (GOAR), and £35 million for other regional restructuring programs. In total, £25 million of the costs were deemed to be headcount related. The GOAR provision planned to reduce headcount by an estimated 100 at a cost of £7 million, mainly affecting sales unit staff around the globe and central marketing personnel. The regional restructuring programs aimed to spend £18 million on headcount related costs to cover around 600 planned job losses. The remaining provisions of £19 million were created to cover the exit cost from ice-cream manufacturing totalling £8 million, the remodelling of our QSR stores in Canada costing £3 million, the outsourcing of IT and logistics services totalling £3 million, property disposals of £3 million and the remaining £2 million on systems and consultancy costs.

During the year ended 31 August 2001, £34 million of the provisions brought forward were utilized, with £7 million utilized under the GOAR program and £24 million utilized for other restructuring. In total, £21 million was utilized in relation to headcount. GOAR resulted in the termination of around 50 jobs at a cost of £5 million, £14 million was utilized to cover the costs of approximately 500 job losses, while the remaining £2 million employee-related expenditure charged was for the continuing site rationalization program. The remaining £13 million non-headcount related expenditure represented £

4 million on manufacturing exit costs, £1 million on QSR stores, £4 million for IT systems and related costs and £4 million on property disposals.

At 31 August 2001, reorganization and restructuring provisions were £15 million, £2 million of which related to the final stages of the GOAR programme, £11 million related to the other restructuring programmes across the business and the remaining balance to complete the site rationalization programme. Employee related costs of £7 million were to cover around 200 job losses and the remaining provisions of £8 million continue to cover other costs; the exit cost from ice-cream manufacturing totalling £4 million, the remodelling of our QSR stores in Canada £2 million, the outsourcing of IT and logistics services £1 million, and property disposals of £1 million. It is expected that the majority of reorganization and restructuring costs will be utilized during the financial year ending 31 August 2002.

As more fully described in the "Deferred tax and restatement of financial statements to reflect the adoption of FRS 19" paragraph of the Accounting Policies note, the Group has adopted FRS 19 during the six month period ended 28 February 2002. Consequently, the Group's consolidated financial statements as at 31 August 2001 and 2000, and for the three year period ended 31 August 2001 have been retroactively restated for the impact of the adoption of FRS 19.

Components of deferred tax were:

	31 August (restated)
	2001	2000
	£	£
	(million)
Deferred taxation liabilities
Accelerated capital allowances	26	36
Provisions	3	8
Write down of investments	38	–
Prepaid pension costs	84	77
Stock	51	23
Unrealized foreign exchange differences	22	23
Intangibles	21	8
Others	3	27

	248	202

Deferred taxation assets
Operating losses and tax credits	(83)	(45)
Debenture premia	(50)	(75)
Provisions for post retirement benefits	(29)	(30)
Inter-company stock transfers	(23)	(13)
Provisions	(18)	(42)
Others	(19)	(9)

	(222)	(214)
Less valuation allowances	85	110

	(137)	(104)

Deferred taxation liability	111	98

Analyzed as:
Current Deferred tax assets	(79)	(51)
Deferred tax liabilities	83	87
Non-current Deferred tax assets	–	(5)
Deferred tax liabilities	107	67

	111	98

Deferred tax assets of £85 million at 31 August 2001 have not been recognized due to the degree of uncertainty over the utilization of the underlying tax losses and deductions in certain tax jurisdictions.

Deferred tax has not been provided for liabilities which might arise on the distribution of unappropriated profits of subsidiaries and associates where such amounts are considered permanently reinvested. Determination of the tax liability that would arise on repatriation of these profits is not practical. The cumulative amount of unappropriated profits of overseas subsidiaries and associates totalled approximately £1,477 million at 31 August 2001 (2000: £1,355 million).

Operating losses of £234 million and tax credits of £31 million are carried forward at 31 August 2001 and are available to reduce future taxable income of certain subsidiaries. £27 million of these operating losses have expiration dates through to 31 August 2006 and £207 million can be carried forward indefinitely. The tax credits have expiration dates through to 31 August 2010.

20.    Loan capital and short term borrowings

		31 August
	Redemption date
		2001	2000
		£	£
		(million)
Unsecured loans
GBP450 million Bond (6.25%)	2011	447	–
EUR800 million Bond (5.5%)	2006	497	–
NZD125 million Capital Notes (9.3%)	2006	38	–
Revolving Credit Facility	2004	–	67
Term Loan Facility*	2001	–	566
DEM500 million notes (4.75%)	2005	158	154
Other guaranteed loans	–	–	4
NZD500 million Revolving Credit Facility	2002	86	–
Other loans	–	24	15
Secured loans
NZD225 million Revolving Credit Facility**	2003	55	–

Total		1,305	806
Less amounts repayable within one year		(110)	–

Loan capital stated in balance sheet		1,195	806
Bank overdrafts and short term borrowings		770	558

Total borrowings		1,965	1,364

*
The term loan facility was repaid in April 2001.

**
Borrowings subject to a charge over Montana assets.

Both the Euro and GBP Bond have been partially swapped into floating rate US Dollars.

	31 August
	2001	2000
	£	£
	(million)
Repayment schedule
More than five years	447	154
Between four and five years	158	–
Between three and four years	535	67
Between two and three years	–	14
Between one and two years	55	571

Loan capital due after one year	1,195	806
Due within one year	770	558

Total borrowings	1,965	1,364

The funding policy of the Group is to maintain a broad portfolio of debt, diversified by source and maturity and to maintain committed facilities sufficient to cover 117.5% of peak anticipated debt requirements (with a minimum of £300 million). At 31 August 2001, the Group had available undrawn committed bank facilities of £1,358 million (2000: £1,215 million) of which £331 million (2000: £273 million) mature in less than one year and £1,027 million (2000: £942 million) between two and five years. The Group's Revolving Credit Facility and Term Loan Facility contain various covenant requirements to maintain certain leverage and interest coverage ratios. The Group is in compliance with all of its debt covenants. In the event of default, the borrowings are payable upon demand. There are cross default provisions on all major facilities.

21.    Financial instruments

The Group treasury operates as a centralised service managing interest rate and foreign exchange risk and financing. The Board agrees and reviews policies and financial instruments for risk management. The Company utilises certain derivative financial instruments to enhance its ability to manage risk, including interest rate and foreign currency price risk. Derivative instruments are entered into for periods consistent with related underlying exposures and do not consitute positions independent of those exposures. The Company does not enter into contracts for speculative purposes.

Set out below is a year end comparison of the current and book values of the Group's financial instruments by category. The fair values of our cash equivalents and short term investments approximate their cost. The estimated fair values of other financial instruments, including debt and risk management instruments, have been determined using available market information and valuation methodologies, primarily discounted cash flow analysis.

	31 August 2001		31 August 2000
	Book value	Current value	Book value	Current value
	£	£	£	£
	(million)
Cash and investments	111	111	112	112
Short term debt (including current portion of long term debt)	(825)	(825)	(1,206)	(1,206)
Long term debt	(1,140)	(1,161)	(158)	(148)

Total net debt	(1,854)	(1,875)	(1,252)	(1,242)

Interest rate risk management

The Group uses fixed and variable-rate (LIBOR) debt to finance its operations. In particular, it has issued fixed-rate bonds and commercial paper (CP). These debt obligations expose the Company to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases. Conversely, if interest rates decrease, interest expense also decreases. Management believes it is prudent to limit the variability of a portion of its interest payments. The Group manages its variable rate interest rate exposure in proportions and limits approved by the Board.

Exposures to interest rate fluctuations on borrowings and deposits are managed by using interest rate swaps and swaptions. It is the policy of the Group to hedge between 50% and 70% of net debt at fixed rates of interest with a target of 60%.

At 31 August 2001, taking account of swaps, 60% (2000: 70%) of net debt was at fixed rates of interest. At 31 August 2001, the weighted average maturity of net debt was approximately 4.3 years (2000: 1.4 years).

	31 August 2001		31 August 2000
	Book value	Current Value	Book value	Current Value
	£	£	£	£
	(million)
Interest rate swaps	–	(5)	2	34
Cross currency swaps	–	(2)	–	–

	–	(7)	2	34

There is a deferred loss in respect of interest rate swaps of £5 million, being the net of the current value less book value, of which £1 million (2000: £7 million gain) relates to swaps expiring in the financial year ending 31 August 2002 and £4 million (2000: £25 million gain) thereafter.

There is a deferred loss in respect of cross currency swaps of £2 million, being the net of the current value less book value, of which nil (2000: nil) relates to cross currency swaps expiring in the financial year ending 31 August 2002 and £2 million (2000: nil) thereafter.

After taking into account cross currency and interest rate swaps, the currency and interest rate exposure of net debt as at 31 August 2001 was:

	31 August 2001					31 August 2000
			Fixed rate debt					Fixed rate debt
	Net debt	Floating rate net debt	Fixed rate debt	Weighted average interest rate	Weighted average time for which rate is fixed	Net debt	Floating rate net debt	Fixed rate debt	Weighted average interest rate	Weighted average time for which rate is fixed
	£	£	£	%	Years	£	£	£	%	Years
	(million)					(million)
Sterling	127	52	75	6.6	10	41	41	–	–	–
Canadian dollar	95	28	67	5.8	7	131	61	70	5.8	8
US dollar	793	378	415	6.0	7	465	51	414	5.9	5
Euro	583	98	485	4.6	4	545	158	387	3.8	5
NZ dollar	178	140	38	9.3	5	–	–	–	–	–
Japanese yen	71	34	37	0.9	4	–	–	–	–	–
Other	7	7	–	–	–	70	70	–	–	–

Net debt	1,854	737	1,117	5.4	6	1,252	381	871	5.0	5

Some of the interest rate swaps included in the above table are cancellable at the option of the banks at various dates between 2002 and 2006.

The floating rate debt includes bank debt bearing interest at rates based on the relevant inter bank rate and on commercial paper rates in the UK, US, Canada and France. These rates are fixed in advance for periods up to six months. The weighted average interest rate on floating net debt as at 31 August 2001 was approximately 4.0% (2000: 5.6%).

Foreign Exchange

The Group financial statements are published in sterling and the Group conducts business in many foreign currencies. As a result it is subject to foreign currency exchange risk due to exchange rate movements. The Group is exposed to foreign currency exchange risk as a result of transactions in currencies other than the functional currency of certain subsidiaries and translation of the results and underlying net assets of its foreign subsidiaries.

Gains and losses on foreign currency debt and foreign exchange contracts held for the purposes of hedging balance sheet translation exposures are taken to reserves. The Group manages its translation exposure on a net asset basis, including an appropriate amount of goodwill that has been written-off to reserves. This aims to align the hedging contracts with the intangible by market and currency. The company hedges its translation exposure by holding offsetting liabilities. Where debt held does not match the underlying exposure, it utilises forward purchase and sale contracts and foreign exchange swaps in order to better align its earnings with its liabilities. Contracts typically have maturities of less than one year. Principal currencies include the Euro, US Dollar, Canadian Dollar, and Japanese Yen.

The Group has revenues and expenses denominated in foreign currencies and, as a result, is exposed to foreign currency exchange rate risk. To manage exchange rate risk of transaction exposures, the Group nets foreign currency revenues and expenses, to the extent practicable, to take advantage of natural offsets. The Group uses foreign currency option, swap and forward contracts with maturities of up to 18 months to manage the remaining net exposure. It is the Group's policy to hedge each currency forward a minimum of 12 months at 80% to 90% of the net exposure. Based on our average annual net foreign currency positions during 2000, a 10% adverse change in average annual foreign currency exchange rates would not be material to the Consolidated Financial Statements.

At 31 August 2001, 90% (2000: 87%) of such currency exposures for the following 12 months had been hedged and 19% (2000: 29%) had been hedged between 12 and 18 months.

In addition, at 31 August 2001, Montana had net transactional notional forward foreign exchange cover of £24 million which were taken out in accordance with Montana's hedging policy.

The estimated current value of the foreign exchange cover forward contracts and options entered into to hedge future transaction flows is set out below based on quoted market prices where available and option pricing models.

	31 August 2001			31 August 2000
	Nominal value of derivatives	Book value	Current value	Nominal value of derivatives	Book value	Current value
	£	£	£	£	£	£
	(million)
Foreign exchange forward rate contracts
—assets	49	1	1	54	1	1
—liabilities	168	(1)	(1)	271	(2)	(14)
Options
—assets	–	–	–	1	–	–
—liabilities	12	–	–	3	–	–

	229	–	–	329	(1)	(13)

There is no deferred unrealized gain or loss relating to hedges and transactions expected to occur in the year ended 31 August 2002 (2000: £12 million loss). A net loss of £11 million was recognized on all foreign exchange forward contracts and options maturing in the year to 31 August 2001 (2000: £6 million).

At 31 August 2001, there were no material monetary assets or liabilities in currencies other than the functional currencies of Group companies, having taken into account the effect of derivative financial instruments that have been used to hedge foreign currency exposure.

Liquidity Risk

The Group's liquidity risk policy aims to ensure that the Group has sufficient cash or committed credit facilities at all times to meet all current and forecast liabilities as they fall due, whilst minimising the Group's borrowing costs within approved funding paramaters (i.e. taking account of the Group's risk profile, ability to access different debt markets and the desire to increase visibility by accessing different debt markets).

The Group targets committed facility headroom cover of approximately 117.5% of budgeted peak borrowing requirements with minimum headroom cover of at least £300 million. Where possible the

Group's borrowing facilities will be spread over a number of years to minimize the risks and disruption associated with renegotiating maturing facilities.

Credit Risk

The Group restricts its investments to money market fixed term deposits, certificates of deposit or commercial paper. Maximum maturities for such instruments are 6 months. Deposits must be made with relationship banks. Investments in certificates of deposit or commercial paper are only made in paper with an A-1/P-1 short-term credit rating. Maximum exposure limit to any counterparty is limited to £100 million. Counterparties rated below A3 are not authorized unless there is no alternative in a particular location in which the Group operates.

Commodity Price Risk

The Group hedges expected commodity purchases based on internal forecast requirements. A confidence rating is applied to forecast purchases and the Group will hedge up to, but not exceed, a predetermined confidence ratio. Open commodity future contracts outstanding at 31 August 2001, and associated unrecognized gains or losses on those contracts are not considered material.

22.    Share capital

	Authorized		Allotted, called up and fully paid
	31 August		31 August
	2001	2000	2001	2000
	£	£	£	£
	(million)
Equity
Ordinary shares of 25p	300	300	267	267
	Authorized		Issued
	(million)		(million)
Number of shares	1,200	1,200	1,068	1,068

Share option plans

All the share option plans listed below were established during the year ended 31 August 2000. Share options in place prior to 31 August 1999 became exercisable for ordinary shares in July 1999 on court sanction of the scheme of arrangement relating to the sale of the UK Retail business to Punch. The plans allow share options to be exercisable early under certain other circumstances, for example, if an employee is made redundant. These plans are categorized as either "fixed plans" or "variable plans". Fixed plans are plans involving share based compensation awards to employees where both the number of shares each award recipient is entitled to receive and the option exercise or purchase price are known at the date of grant. Variable plans are plans involving share based compensation awards where either or both of the number of shares each award recipient is entitled to receive and the option exercise or purchase price are not known until some time after the grant date.

Savings plans

All fixed plans

(a)
SAYE Scheme 1999

This plan is based on a three or five year savings contract and is open to all UK employees. Options are granted at an exercise price of not less than 80% of the market value.

(b)
International SAYE Scheme 1999

This plan is based on an 18 month, three year or five year savings contract and is open to all employees in certain jurisdictions. Options are granted at an exercise price of not less than 80% of the market value.

(c)
United States Share Purchase Plan

This plan is based on an 18 month savings contract and is open to employees in the USA. Options are granted at an exercise price of not less than 85% of the market value.

Executive plans

All variable plans

(d)
Inland Revenue Approved Executive Share Option Scheme 1999

Discretionary options up to a value of £30,000 per participant may be granted at an exercise price not less than market value and under normal circumstances remain exercisable between the third and tenth anniversaries of the date of grant.

(e)
Executive Share Option Scheme 1999

Discretionary options are granted at an exercise price not less than market value and under normal circumstances remain exercisable between the third and tenth anniversaries of the date of grant (though shorter life options may be granted).

(f)
Share Appreciation Rights Plan 1999

This alternative to a share option plan is operated in countries where securities or tax laws prevent or restrict the use of the executive share option plans. Discretionary Share Appreciation Rights (SARs) are granted at an exercise price not less than market value and under normal circumstances remain exercisable between the third and tenth anniversaries of the date of grant (though shorter life SARs may be granted). Upon exercise of a SAR, the holder is paid, in cash, the excess of the market price of the number of underlying shares, at the exercise date, over the fair value represented by such shares as at the original grant date.

The Remuneration Committee sets performance conditions for participation in the discretionary option and SAR plans, as described below. For 1999 and 2000 grants, options will only become exercisable if the Total Shareholder Return (change in value of the shares plus gross dividends paid, treated as re-invested) on Allied Domecq PLC ordinary shares equals or exceeds that of the median Total Shareholder Return achieved by the constituents of the FTSE 100 Index over any consecutive three-year period between the dates of grant and exercise. Following the 2001 Annual General Meeting, however, the underpinning performance conditions of the plans will be linked to sustainable earnings growth measured over three years. If the performance condition is not satisfied it may be proportionately increased over extended periods of four and five years. If the performance condition is not satisfied after five years the option will lapse. Where larger grants are made, and where appropriate, it is the intention of the Remuneration Committee to attach supplemental performance conditions to such awards. These plans are subject to performance conditions and, in the case of SARs, are payable in cash. Accordingly, as such these plans are all accounted for as variable plans and result in the recognition of compensation expense.

(g)
Long Term Incentive Scheme 1999

Awards under the long term incentive plan are made through the grant of options at a nominal cost, which will vest subject to performance conditions set by the Remuneration Committee at the award date.

The first awards under this plan were made to Executive Directors and certain other senior executives in fiscal 2001 and will vest subject to Total Shareholder Return performance over a three-year period relative to a comparator group of companies. Total Shareholder Return performance at the median of the comparator group will vest 40% of an award, increasing on a straight-line basis to 100 % vesting for performance at upper quartile or above. For performance below the median level awards will not vest.

Compensation expense is accrued based on the Group's estimate of the extent to which the performance criteria are expected to be met. The accrual is based upon the cost of the shares purchased by the trust, and is amortized over the vesting period of the underlying options.

Other

(h)
Deferred Bonus Plan

The Group offered a deferred bonus plan in the year ended 31 August 2001 and 2000 for Executive Directors and certain other senior executives. Bonuses were based on earnings per share growth and completion of key management objectives. The bonus payable to participants was the equivalent of 7% of their annual basic salary for every 1% of real growth in the Group's earnings per share. The maximum bonus receivable based upon earnings per share growth was 70% of basic salary. An additional discretionary bonus of up to 10% of salary was available under the plan on the achievement of certain key management objectives.

Under the deferred bonus plan 25% of the award will be automatically deferred into Allied Domecq PLC ordinary shares. It will be matched one for one by the Group after three years, subject to the executive remaining an employee of the Group. Up to an additional 25% of the award may be voluntarily deferred for three years into shares, with the Group providing a matching investment on the same terms.

Compensation expense is recognized for the full cost of deferred bonuses (including matching shares) in the year to which the performance conditions relate.

Performance targets and key management objectives are set by the Remuneration Committee annually.

Share options and awards outstanding as at 31 August 2001 and 2000 were as follows:

		Options exercisable at 31 August 2001			Options exercisable at 31 August 2000
Plans	Exercise Price (pence)	Number	Remaining contractual months	Options exercisable at 31 August 2001	Number	Remaining contractual months	Options exercisable at 31 August 2000
SAYE Scheme 1999	262.0	651,009	15	1,479	828,518	27	295
	262.0	750,636	39	515	882,266	51	9,016
International SAYE Scheme 1999	265.0	890,362	21	513	1,096,586	33	–
	265.0	154,330	45	–	165,297	57	–
	282.0	69,577	3	–	81,443	15	–
United States Share Purchase Plan	282.0	362,890	3	1,728	456,048	15	2,633
Approved Executive Share Option Scheme 1999	331.0	63,441	104	–	63,441	116	–
	408.0	1,154,264	116	7,352	–	–	–
Executive Share Option Scheme 1999	342.0	6,171,621	98	690,130	6,539,121	110	617,630
	331.5	1,834,639	98	585,122	2,245,526	110	485,122
	331.0	482,384	104	10,000	482,384	116	–
	408.0	3,622,490	116	25,148	–	–	–
Long Term Incentive Scheme 1999	0.1	1,383,230	116	–	–	–	–
Share Appreciation Rights Plan 1999 (phantom)	331.5	840,000	98	142,500	915,000	110	52,500
	331.0	52,500	104	22,500	60,000	116	–
	408.0	1,425,000	116	–	–	–	–
Deferred Bonus Plan	0.0	388,760	24	–	–	–	–

		20,297,133		1,486,987	13,815,630		1,167,196

The movement on share option plans for the year ended 31 August 2000 and 2001 was as follows:

		Options exercisable at 31 August 2000				Options exercisable at 31 August 2001
	Exercise Price (pence)	Granted	Exercised	Cancelled	Outstanding at 31 August	Granted	Exercised	Cancelled	Outstanding at 31 August
SAYE Scheme 1999	262.0	912,850	(4,001)	(80,331)	828,518	–	(21,169)	(156,340)	651,009
	262.0	961,089	(667)	(78,156)	882,266	–	(17,676)	(113,954)	750,636
International SAYE Scheme 1999	265.0	1,115,588	–	(19,002)	1,096,586	–	(6,753)	(199,471)	890,362
	265.0	166,167	–	(870)	165,297	–	–	(10,967)	154,330
	282.0	81,838	–	(395)	81,443	–	(2,441)	(9,425)	69,577
United States Share Purchase Plan	282.0	463,228	–	(7,180)	456,048	–	(2,753)	(90,405)	362,890
Approved Executive Share Option Scheme 1999	331.0	63,441	–	–	63,441	–	–	–	63,441
	408.0	–	–	–	–	1,154,264	–	–	1,154,264
Executive Share Option Scheme 1999	342.0	6,664,121	(25,000)	(100,000)	6,539,121	–	(300,000)	(67,500)	6,171,621
	331.5	2,268,026	–	(22,500)	2,245,526	–	(370,887)	(40,000)	1,834,639
	331.0	482,384	–	–	482,384	–	–	–	482,384
	408.0	–	–	–	–	3,622,490	–	–	3,622,490
Long Term Incentive Scheme 1999	0.1	–	–	–	–	1,383,230	–	–	1,383,230
Share Appreciation Rights Plan 1999 (phantom)	331.5	915,000	–	–	915,000	–	(37,500)	(37,500)	840,000
	331.0	60,000	–	–	60,000	–	–	(7,500)	52,500
	408.0	–	–	–	–	1,432,500	–	(7,500)	1,425,000
Deferred Bonus Plan	0.0	–	–	–	–	388,760	–	–	388,760

		14,153,732	(29,668)	(308,434)	13,815,630	7,981,244	(759,179)	(740,562)	20,297,133

No options were outstanding at 1 September 1999.

Total compensation cost charged against income was £4 million in 2001 (2000: £2 million, 1999: nil).

The Company currently satisfies the exercise of options using existing shares that are purchased in the market by the Company's employee trusts. Compensation expense under the option plans, with the exception of the SAR plan, is determined based upon the excess of the shares purchased by the trust over the exercise price of the underlying options and is amortized over the vesting period of the underlying options.

The SARs are settled in cash. Accordingly, compensation expense under the SAR plan is determined based upon the market price of the underlying shares at the date of exercise as discussed in note 22(e).

As at 31 August 2001, the Company's employee trusts held 17,221,999 shares in the Company all of which were the subject of options described above, as well as additional shares to fund certain SAR obligations. The trustees are obliged to waive the dividends on these shares. The options exercised during the year were all satisfied by the transfer of shares to participants by the employee trusts.

23.    Capital and reserves

	Share capital	Share premium account	Merger reserve	Revaluation reserve	Profit and loss account (restated)	Total (restated)
	£	£	£	£	£	£
	(million)
At 31 August 1998—as previously reported	270	537	–	976	245	2,028
Restatement due to adoption of FRS 19	–	–	–	–	(77)	(77)
At 31 August 1998—as restated	270	537	–	976	168	1,951
Preference share redemption	(9)	–	–	–	–	(9)
New share capital of Allied Domecq (Holdings) PLC issued	1	35	–	–	–	36
Group reorganisation prior to disposal of UK Retail assets:
Cancellation of shares held in Allied Domecq (Holdings) PLC	(262)	–	–	–	–	(262)
Issue of shares in Allied Domecq PLC	3,420	(572)	(2,586)	–	–	262
New share capital of Allied Domecq PLC issued	50	26	–	–	–	76
Profit earned for shareholders for the year	–	–	–	–	75	75
Revaluation reserve realised	–	–	–	(16)	16	–
Currency translation differences on foreign currency net investments	–	–	–	–	4	4
Deferred taxation—origination and reversal of timing differences	–	–	–	–	(2)	(2)
Dividends	–	–	–	–	(157)	(157)
Goodwill written back on disposals	–	–	–	–	219	219
At 31 August 1999	3,470	26	(2,586)	960	323	2,193
Capital reduction due to disposal of UK Retail business (Note 25)	(3,203)	–	1,763	(958)	104	(2,294)
Reversal of notional UK Retail FRS 19 deferred tax	–	–	–	–	25	25
Profit earned for shareholders for the year	–	–	–	–	330	330
Revaluation reserve realised	–	–	–	(2)	2	–
Currency translation differences on foreign currency net investments	–	–	–	–	10	10
Deferred taxation—origination and reversal of timing differences	–	–	–	–	(14)	(14)
Ordinary dividends	–	–	–	–	(116)	(116)
Goodwill written back on disposals	–	–	–	–	3	3
At 31 August 2000	267	26	(823)	–	667	137
Profit earned for shareholders for the year	–	–	–	–	344	344
Currency translation differences on foreign currency net investments	–	–	–	–	(18)	(18)
Deferred taxation—origination and reversal of timing differences	–	–	–	–	2	2
Ordinary dividends	–	–	–	–	(127)	(127)
Goodwill written back on disposals	–	–	–	–	3	3

At 31 August 2001	267	26	(823)	–	871	341

As more fully described in the "Deferred tax and restatement of financial statements to reflect the adoption of FRS 19" paragraph of the Accounting Policies note, the Group has adopted FRS 19 during the six month period ended 28 February 2002. Consequently, the Group's consolidated financial statements as at 31 August 2001 and 2000, and for the three year period ended 31 August 2001 have been retroactively restated for the impact of the adoption of FRS 19.

Goodwill (at historic exchange rates) of £2,296 million has been written off to reserves.

24.    Minority interests

	Equity	Non-equity	Total
	£	£	£
	(million)
At 31 August 2000	64	2	66
Currency translation adjustment	(6)	–	(6)
Share of profits of subsidiary undertakings	12	1	13
Dividends declared	(4)	–	(4)
Additions	1	–	1
Disposals	(2)	–	(2)

At 31 August 2001	65	3	68

25.    Acquisitions and Disposals

Year ended 31 August 2001

During the year, the Group made the following acquisitions:

	Year ended 31 August 2001
a) Mumm and Perrier Jouët	Book Values	Accounting policy adjustments	Fair value adjustments	Total
	£	£	£	£
	(million)
Tangible fixed assets	88	–	–	88
Stocks	123	–	–	123
Debtors	11	–	–	11
Borrowings	(96)	–	–	(96)
Creditors	(75)	–	–	(75)
Taxation	(40)	48	–	8
Other provisions	(5)	–	–	(5)
Minority interests	(1)	–	–	(1)

Net assets acquired	5	48	–	53

Goodwill				215

Purchase consideration—cash				268

On 24 January 2001, the Group completed the acquisition of G.H. Mumm & Cie (Mumm) and Champagne Perrier Jouët (Perrier Jouët), champagne producers. In connection with the acquisitions, the Group purchased all of the outstanding share capital of Mumm and Perrier Jouët. Following the acquisition, an adjustment of £48 million was made to align the treatment of deferred taxation on revalued tangible assets to that of the Group. There were no fair value adjustments.

The acquisition was accounted for using the purchase method of accounting with goodwill being amortized over a 20 year period on a straight line basis. The results of operations of Mumm and Perrier Jouët are included in the accompanying consolidated profit and loss account from the date of the acquisition.

b) Other wines	Book Values	Accounting policy adjustments	Fair value adjustments	Total
	£	£	£	£
	(million)
Tangible fixed assets	13	–	38	51
Stocks	21	–	–	21
Debtors	9	–	–	9
Borrowings	(4)	–	–	(4)
Creditors	(11)	–	–	(11)
Taxation	(1)	–	–	(1)

Net assets acquired	27	–	38	65

Goodwill				22

Purchase consideration—cash				87

On 2 July 2001, the Group completed the acquisition of Graffigna and Sainte Sylvie. On 2 August 2001 the Group completed the acquisition of Buena Vista. Each company acquired is a wine producer and is consolidated into the Group's Spirits & Wine segment. These acquisitions strategically expand the Group's global wine business. The goodwill arising on these acquisitions principally relates to the purchase of established premium wine brands. In connection with the acquisitions, the Group purchased all of the outstanding share capital of Graffigna and Sainte Sylvie and Buena Vista. The fair value adjustments to tangible fixed assets represent revaluations based on market values as at the date of the acquisitions.

The acquisitions were accounted for using the purchase method of accounting. The goodwill is being amortized over a 20 year period on a straight line basis. We anticipate that the goodwill arising on the acquisition of Graffigna and Sainte Sylvie will be deductible for tax purposes, although the final amount is yet to be determined. None of the goodwill arising on Buena Vista is deductible for tax purposes.

The results of operations of Graffigna and Sainte Sylvie and Buena Vista are included in the accompanying consolidated profit and loss account from the date of the acquisitions.

c) Montana	Book values	Accounting policy adjustments	Fair value adjustments	Total
	£	£	£	£
	(million)
Tangible fixed assets	103	–	–	103
Stocks	44	–	–	44
Debtors	23	–	–	23
Borrowings and loan capital	(93)	–	–	(93)
Creditors	(17)	–	–	(17)

Net assets acquired	60	–	–	60

Goodwill				253

Purchase consideration				313

On 31 August 2001, the Group completed the acquisition of Montana Group (NZ) Limited, a wine producer formerly listed on the New Zealand stock exchange, which is consolidated into the Group's Spirits & Wine segment. The acquisition strategically expands the Group's global wine business. The goodwill arising on the acquisition principally relates to the purchase of established premium wine brands. In exchange for all the outstanding share capital of Montana Group (NZ) Limited, the Group paid £313 million, of which £226 million was outstanding at 31 August 2001.

The book value of the assets and liabilities included in the table above are provisional based on management accounts as at 31 August 2001. The goodwill and other amounts arising may be subject to adjustment as the fair values are finalized in the year ending 31 August 2002. The acquisition was accounted for using the purchase method of accounting. The goodwill is being amortized over a 20 year period on a straight line basis. None of the goodwill arising on this acquisition is deductible for tax purposes. The results of operations of Montana Group (NZ) Limited was included in the accompanying consolidated profit and loss account from the date of the acquisition.

Year ended 31 August 2000

During the year the Group made the following acquisition:

	Year ended 31 August 2000
Jinro Ballantines	Book Values	Accounting policy adjustments	Fair value adjustments	Total
	£	£	£	£
	(million)
Tangible fixed assets	4	–	–	4
Stocks	29	–	–	29
Debtors	15	–	–	15
Creditors	(11)	–	–	(11)
Minority interests	(33)	–	–	(33)

Net assets acquired	4	–	–	4

Goodwill				99

Purchase consideration				103

On 15 February 2000, the Group completed the acquisition of Jinro Ballantines, a whisky producer. In connection with the acquisition, the Group purchased 70% of the outstanding share capital of Jinro Ballantines.

The acquisition was accounted for using the purchase method of accounting. The goodwill is being amortized over a 20 year period on a straight line basis. The results of operations of Jinro Ballantines are included in the accompanying consolidated profit and loss account from the date of the acquisition.

Unaudited pro-forma information

The following represents the Group's unaudited pro-forma results of operations as though the Montana, Mumm and Perrier Jouët and other wine acquisitions had occurred at the beginning of the years ended 31 August 2001 and 2000 and as though the Jinro Ballantines acquisition had occurred at the beginning of the year ended 31 August 2000. The unaudited pro-forma information is presented for comparative purposes only and is not necessarily indicative of the results that would have resulted had the acquisitions occurred at the beginning of the periods presented, nor is it necessarily indicative of future results.

	Year ended 31 August 2001		Year ended 31 August 2000
	£		£
	(million)
	(Unaudited)		(Unaudited)
Revenues	3,051		2,863
Net income	321		281
Earnings per share (basic and diluted)—pence	30.5	p	26.5	p

Disposal of UK Retail business

On 6 September 1999, the Group completed the disposal of its UK Retail business to Punch. The ultimate consideration for the disposal was cash, with a loan note alternative, from Punch and newly issued Bass PLC shares, all passing directly to the Group's shareholders. On 5 October 1999, the total consideration was paid amounting to £2,591 million (based on Bass PLC share price on the London Stock Exchange).

Additionally, £75 million was paid to Punch on 6 September 1999, representing the value of the Group's investment in Britannia which has been retained by the Group as it did not form part of the disposal as was originally intended. £54 million has been paid since 6 September 1999 representing the net movements on the UK Retail business inter-company accounts between 6 February and 6 September 1999.

	Book Values	Accounting Policy Adjustments	Fair Value Adjustments	Total
	£	£	£	£
	(million)
The following assets were disposed of:
Tangible fixed assets	2,131	–	–	2,131
Investments	1	–	–	1
Joint venture undertaking	131	–	–	131
Stocks	13	–	–	13
Debtors	73	–	–	73
Creditors	(177)	–	–	(177)
Taxation	(32)	–	–	(32)
Net borrowings less cash	25	–	–	25
Payments to Punch	129	–	–	129

	2,294	–	–	2,294

Other disposals

In March 2000, the Group completed the sale of an associated undertaking, Panrico, a non-core biscuit business in Spain for consideration of £72 million. Profit on the disposal of this business was £13 million.

In January 2000, the Group completed the sale of various QSR companies in Russia, which were predominantly ice cream producers, for consideration of £1 million. There was no profit or loss on the disposal of this business.

In January 1999, the Group completed the sale of Cantrell and Cochrane, principally a cider and soft drinks company for a consideration (including borrowings disposed of £48 million) of £480 million. Profit on the disposal of this business was £189 million.

26.    Detailed analysis of gross cash flows

	Year ended 31 August
	2001	2000	1999
	£	£	£
	(million)
Returns on investments and servicing of finance
Interest received	6	4	10
Interest paid	(78)	(81)	(125)
Premium on redemption of debentures and loan stock	–	–	(272)
Dividends paid to minority shareholders	(4)	(4)	(4)

	(76)	(81)	(391)

Taxation (paid)/refunded
UK taxation	15	77	(58)
Overseas taxation	(49)	(56)	(103)

	(34)	21	(161)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(97)	(87)	(208)
Sale of tangible fixed assets	24	115	57
Purchase of intangible fixed assets	(23)	–	–
Net decrease in trade investments	4	–	1
Net increase in franchise loans	–	–	(1)
Purchase of ordinary share capital for employee trusts	(26)	(39)	–

	(118)	(11)	(151)

Acquisitions and disposals
Purchase of subsidiary undertakings	(442)	(103)	(14)
Purchase of associated undertaking and joint venture undertakings	–	–	(9)
Sale of subsidiary undertakings	–	–	430
Borrowings acquired with subsidiary undertakings	(193)	–	–
Disposal of UK Retail business—payments to Punch	–	(129)	–
Disposal of UK Retail business—costs	—	(33)	—
Cash and overdrafts disposed of with subsidiary undertakings	(1)	(25)	48
Sale of associated undertakings	1	73	21

	(635)	(217)	476

Financing
Issue of ordinary share capital	–	–	112
Redemption of preference shares	–	–	(11)
Redemption of debt	(637)	–	(587)
Increase in long term debt	944	–	–
Increase/(decrease) in other debt	181	(68)	269

	488	(68)	(217)

Supplemental schedule of non-cash investing and financing activities

During the year ended 31 August 2001, the Group acquired companies for a total consideration of £668 million (2000: £103 million, 1999: £nil). In conjunction with the acquisitions, liabilities were assumed as follows:

	Year ended 31 August
	2001	2000	1999
	£	£	£
	(million)
Fair value of assets acquired	971	147	–
Cash paid for acquisitions	(668)	(103)	–

Liabilities assumed	303	44	–

During 2000, the Group disposed of the UK Retail business with the proceeds being distributed directly to the shareholders. See note 25 for discussion on the disposal of the UK Retail business and related book values.

27.    Reconciliation of net cash inflow from operating activities to free cash flow

	Year ended 31 August		Year ended 31 August 1999
	2001	2000	Continuing	Discontinued	Total
	£	£	£	£	£
	(million)
Net cash inflow from operating activities	423	372	349	202	551
Capital expenditure net of sale of tangible assets	(73)	28	(51)	(100)	(151)
Acquisition/disposal provision expenditure	–	–	37	1	38
Net increase in franchise loans	–	–	(1)	–	(1)
Dividends received from associated undertakings	9	8	12	–	12

Operating cash net of fixed assets	359	408	346	103	449
Taxation paid	(34)	21	(116)	(45)	(161)
Net interest paid	(72)	(77)	(115)	–	(115)
Dividends paid—ordinary shareholders	(163)	–	(320)	–	(320)
—minorities	(4)	(4)	(4)	–	(4)

Free cash flow	86	348	(209)	58	(151)

28.    Net debt

					Year ended 31 August
			Loan capital due within one year	Loan capital due after one year
	Cash at bank and in hand	Borrowings due within one year			2001 Net debt	2000 Net debt	1999 Net debt
	£	£	£	£	£	£	£
	(million)
At the beginning of the year	112	(558)	–	(806)	(1,252)	(1,315)	(1,401)
(Decrease)/increase in cash	(5)	(107)	–	–	(112)	76	(253)
Increase/(decrease) in liquid resources	6	–	–	–	6	(52)	52
(Increase)/decrease in loan capital	–	–	(110)	(378)	(488)	68	318
Non cash movements on recourse finance	–	–	–	–	–	–	(6)
Exchange adjustments	(2)	5	–	(11)	(8)	(29)	(25)

At the end of the year	111	(660)	(110)	(1,195)	(1,854)	(1,252)	(1,315)

Liquid resources comprise short-term deposits which have maturity dates of less than one year.

29.    Capital commitments

	31 August
	2001	2000
	£	£
	(million)
Contracted for but not provided in the accounts	8	12

30.    Leasing commitments

	31 August 2001		31 August 2000
	Land and buildings	Other	Land and buildings	Other
	£	£	£	£
	(million)
The minimum operating lease payments to be made in the year ending 31 August 2001 for leases expiring:
Within one year	3	2	1	1
Within two to five years	20	5	20	4
After five years	20	2	19	1

	43	9	40	6

The future minimum lease payments to be paid and received by the Group as at 31 August 2001 were as follows:

	Operating leases
	Gross leases	Subleases	Net leases
	£	£	£
	(million)
Within one year	52	(31)	21
Between one and two years	42	(28)	14
Between two and three years	41	(26)	15
Between three and four years	33	(23)	10
Between four and five years	31	(21)	10
After five years	120	(92)	28

	319	(221)	98

Various subsidiaries of the Company lease plant, equipment, warehouse and office space, and retail store locations. Substantially all of the store locations are subleased. Subleases generally provide for payments identical to or in excess of those under the prime lease. The subleases have no purchase or renewal options.

Operating lease expense charges as disclosed in Note 6 consist of:

	Year ended 31 August
	2001	2000	1999
	£	£	£
	(million)
Minimum rentals	57	55	58
Contingent rentals	2	2	1

	59	57	59

Rental income earned from store franchisees is £47 million (2000: £40 million, 1999: £40 million) and is included in net sales. Rental income from all other sources is £4 million (2000: £4 million, 1999: £4 million) and is netted against operating lease expense.

The Group has not entered into any significant finance leases.

31.    Contingent liabilities

In the normal course of business, the Group has a number of legal claims or potential claims against it, none of which are expected to give rise to material loss. We are not currently involved in any legal or arbitration proceedings, including any proceedings which are threatened or pending of which we are aware, which may have a material effect on our financial position, results of operations or liquidity.

32.    Transactions with associated undertakings

All transactions with these undertakings arise in the normal course of the business.

	Year ended 31 August
	2001	2000	1999
	£	£	£
	(million)
Sales to associated undertakings	43	36	54
Purchases of goods and other services	(11)	(8)	(8)
Marketing expenditure charged	(11)	(11)	(15)
Dividends received	9	8	12
	As at 31 August
	2001	2000
	£	£
	(million)
Loans to associated undertakings	2	2

Net amounts due from associated undertakings	11	11

33.    Events since the balance sheet date

a)    Acquisition of Kuemmerling GmbH

	Book Values	Accounting policy adjustments	Fair value adjustments	Total
	£	£	£	£
	(million)
Tangible fixed assets	2	–	5	7
Stocks	2	–	–	2
Debtors	8	–	–	8
Borrowings	(1)	–	–	(1)
Creditors	(7)	–	–	(7)
Taxation	(1)	–	–	(1)

Net assets acquired	3	–	5	8

Goodwill				116

Purchase consideration—cash				124

On 4 September 2001, the Group completed the acquisition of Kuemmerling GmbH. Kuemmerling is Germany's fourth largest spirits brand and the second largest in the bitters category and will be consolidated into the Group's Spirits & Wine segment. This acquisition strengthens the Group's global spirits business. The goodwill arising on this acquisition principally relates to the purchase of an established spirits brand. In connection with the acquisition, the Group purchased all of the outstanding share capital of Kuemmerling GmbH.

The acquisition will be accounted for using the purchase method of accounting. The goodwill will be amortised over a 20 year period on a straight line basis. The goodwill and other amounts arising may be subject to adjustment as the fair values are finalized. None of the goodwill arising on this acquisition is deductible for tax purposes. The results of operations of Kuemmerling GmbH will be included in the Group's consolidated profit and loss account from the date of acquisition.

b)    Acquisition of Bodegas Y Bebidas S.A.

	Book Values	Accounting policy adjustments	Fair value adjustments	Total
	£	£	£	£
	(million)
Tangible fixed assets	73	–	9	82
Stocks	49	–	–	49
Debtors	63	–	–	63
Borrowings	(35)	–	–	(35)
Creditors	(42)	–	–	(42)
Taxation	(3)	–	–	(3)
Other provisions	(5)	–	2	(3)
Minority interests	(4)	–	–	(4)

Net assets acquired	96	–	11	107

Goodwill				57

Purchase consideration—cash				164

On 7 September 2001, the Group filed with the Spanish Stock Exchange Commission (the "CNMV") a recommended cash offer for the entire share capital of Bodegas Y Bebidas S.A. a market leading Spanish wine producer. The offer valued the equity of Bodegas Y Bebidas S.A. at EUR279 million. The offer was cleared by CNMV and the Group completed the acquisition of 98% of the outstanding share capital of Bodegas Y Bebidas S.A. on 27 December 2001. Bodegas Y Bebidas S.A. will be consolidated into the Group's Spirits & Wine segment. The acquisition strategically expands the Group's global wine business. The goodwill arising on the acquisition principally relates to the purchase of established premium wine brands.

The acquisition will be accounted for using the purchase method of accounting. The goodwill will be amortised over a 20 year period on a straight line basis. We anticipate that goodwill arising on the acquisition will be deductible for tax purposes, although the amount is yet to be determined. The goodwill and other amounts arising may be subject to adjustment as the fair values are finalized. This is subject to possible further adjustment. The results of operations of Bodegas Y Bebidas S.A. will be included in the Group's consolidated profit and loss account from the date of the acquisition.

c)    Agreement with Malibu and Mumm Cuvée Napa

On 27 February 2002, the Group announced that it had entered into an agreement to acquire Malibu, a coconut-flavored rum-based spirit, and Mumm Cuvée Napa (MCN), a premium Californian sparkling wine, and associated assets from Diageo plc for cash consideration of £560 million and £27 million respectively, subject to a working capital adjustment. The completion date of this acquisition is expected to be 22 May 2002. In addition, the Group and Destileria Serralles, Inc. have reached agreement with Diageo to withdraw litigation in relation to rights to the Captain Morgan rum brand.

The primary reasons for the purchases are the strategic acquisition of a global spirits brand with proven growth, and a premium wine further developing the global wine business. The acquisition will be accounted for using the purchase method of accounting and the Group's consolidated profit and loss account will include the results of operations from the date of acquisition. We do not expect any goodwill to arise on the acquisition of Malibu, and we anticipate that goodwill arising on the acquisition of MCN will be deductible for tax purposes, although the amount is yet to be determined.

d)    Issuance of New Ordinary Shares

On 27 February 2002 the Group announced that it had placed 39 million New Ordinary Shares (the "New Ordinary Shares") at a price of 390p per New Ordinary Share. The New Ordinary Shares represented 3.7% of Allied Domecq's existing issued share capital. The New Ordinary Shares were admitted to the Official List of the UK Listing Authority and began trading on the London Stock Exchange on 4 March 2002.

The gross proceeds receivable by the Group were £152 million which will be used towards the financing of the proposed acquisition of Malibu and MCN.

e)    Issuance of Bonds (unaudited)

On 29 May 2002, the Group issued EUR600 million (£384 million) and £250 million in bonds maturing in 2009 and 2014, respectively. The net proceeds of £629 million were used to refinance short-term debt resulting from the Malibu and MCN acquisitions.

34.    Differences between UK and US Generally Accepted Accounting Principles

The Group's consolidated financial statements are prepared in accordance with UK GAAP, which differs from US GAAP. The significant differences between UK GAAP and US GAAP which affect the Group's net income and shareholders' equity are summarized below.

a)    Brands, goodwill and other intangible assets

Under UK GAAP, prior to 1 September 1998, goodwill arising on acquisitions was written off to reserves in the year of acquisition. From 1 September 1998, goodwill and other intangible assets arising on acquisition have been capitalized and amortized over their anticipated useful economic life, but not exceeding 20 years. On disposal of a previously acquired asset, any goodwill previously eliminated against reserves is then charged in the income statement against the profit or loss on disposal.

Under US GAAP, goodwill and all identifiable intangible assets arising on acquisition are capitalized and amortized over their useful economic lives, but not exceeding 40 years. However, goodwill and intangible assets determined to have an indefinite useful life acquired in a business combination completed after 30 June 2001, but before Statement of Financial Accounting Standards ("SFAS") No. 142—Goodwill and Other Intangible Assets is adopted in full, are not amortized. See New Accounting Standards and Pronouncements in the United States for discussion of SFAS No. 142.

The amount of goodwill under UK GAAP differs to that under US GAAP due to the fair values allocated to intangible assets, significantly brands, stock and the exclusion from the purchase price consideration of certain costs.

b)    Associated undertakings

The difference between UK GAAP and US GAAP relates to the accounting treatment of goodwill which is discussed in note 34(a).

c)    Stocks

Under UK GAAP, stock acquired through a business combination is valued at the lower of replacement cost and net realisable value. Under US GAAP, stock acquired through a business combination reflect the selling price less costs to complete, costs of disposal and a reasonable element of profit for the selling effort by the acquiring company.

d)    Investments

Under UK GAAP, other investments include amounts in respect of ordinary shares held by the employee trusts. Under US GAAP, these amounts would be treated as Treasury Stock and deducted from shareholders' funds.

e)    Disposal of UK Retail business

On 6 September 1999, the Group disposed of its UK Retail business (see Note 25). Under UK GAAP and law, this disposal was accounted for with a reduction of shareholders' funds as a direct distribution to the Group's shareholders.

Under US GAAP, this transaction is accounted for as the sale of a business to a third party with an immediate distribution of proceeds to the Group's shareholders. Accordingly, under US GAAP, this transaction results in a gain on sale followed by a dividend of proceeds.

The amount of the gain on disposal under US GAAP is based upon the US GAAP net assets of the UK Retail business at the disposal date. The principal differences between UK GAAP and US GAAP net assets relate to the revaluation of land and buildings under UK GAAP which would not be permissible under US GAAP (£958 million), depreciation of assets under US GAAP that were carried at fair value under UK GAAP (£7 million) and a US GAAP adjustment to record deferred taxes (£24 million) as discussed in note 34 (k) below.

f)    Restructuring costs

Under UK GAAP, provisions are made for restructuring costs once a detailed formal plan is in place and valid expectations have been raised in those affected that the restructuring will be carried out. Provision is made for voluntary redundancy payments to the extent that it is expected that volunteers will come forward. US GAAP requires a number of specific criteria to be met before restructuring costs can be recognized as an expense. Also, to the extent restructuring costs are related to the activities of an acquired company, US GAAP allows them to be recognized as a liability upon acquisition provided certain specific criteria are met whereas UK GAAP does not. Accordingly, timing differences arise between UK GAAP and US GAAP recognition of restructuring costs.

g)    Pension and other post retirement benefits

Under the Group's accounting policy for post-employment benefits, in accordance with SSAP 24, pension costs are charged to the profit and loss account on a systematic basis over the service life of employees based on consultation with actuaries and using the projected unit credit method and a set of long-term actuarial assumptions.

Under US GAAP, pension costs and liabilities are calculated in accordance with SFAS No. 87—Employers' Accounting for Pensions. This standard requires the use of the projected unit credit method and prescribes, in particular, the use of a market-related discount rate. This is not the same as the long-term approach used under SSAP 24.

h)    Share compensation

Under UK GAAP, the cost of share option plans are amortized based on the cost of the shares acquired by the employee trust to fulfil the plan, less the amount contributed by the employee. Under US GAAP, compensation for fixed plan awards is determined at the date of grant, based on the cost of the fair value of the shares subject to the award, less the option exercise or purchase price, if any, except for allowable discounts with respect to certain qualified plans where the discount is no greater than 15% of the fair value of the shares. Compensation costs for variable plan awards is estimated at the end of each period from the date of grant to the date final compensation costs are determinable based on the difference between the fair value of the shares subject to the award and the option exercise or purchase price. Such cost is allocated to compensation expense over the vesting period and, if performance criteria are applicable to the award, based on actual performance attained.

i)    Proposed dividends

Under UK GAAP, the proposed dividends on ordinary shares, as recommended by the Directors, are deducted from shareholders' equity and shown as a liability in the balance sheet at the end of the period to which they relate, including proposed dividends which have been recommended but not yet approved by shareholders. Under US GAAP, such dividends are only deducted from shareholders' equity at the date of declaration of the dividend.

j)    Derivative instruments

The Group's foreign currency, interest rate and commodity contracts hedge forecast exposures that do not meet the US GAAP hedge accounting criteria. Under US GAAP, these contracts are marked to market at the balance sheet date and gains and losses arising are included in net income. Under UK GAAP, these gains and losses can be deferred until the hedged transactions actually occur.

The Group may enter into foreign currency contracts to hedge the purchase price consideration on certain acquisitions. Under UK GAAP, the gains and losses arising on these foreign currency contracts are recognised in the purchase price consideration. Under US GAAP, the gains and losses arising on these foreign currency contracts are recognised within net income.

k)    Deferred Taxation

The Group had adopted FRS 19—Deferred Tax in the six month period ended 28 February 2002. Consequently, the consolidated financial statements as of 31 August 2001 and 2000, and the three year period ended 31 August 2001 have been restated and disclosures have been modified to reflect retroactively the impact of the adoption of FRS 19 on such financial statements as required by UK GAAP. FRS 19 brings accounting for deferred tax under UK GAAP conceptually closer to US GAAP, although some differences remain. Following the Group's restatement under FRS 19, and other than the tax effect of other UK to US GAAP differences, there is only one material difference between UK GAAP and US GAAP. This difference relates to the recognition criteria for recording deferred tax assets under US GAAP and UK GAAP. Under US GAAP, the calculation of current and deferred tax assets is based on the probable tax treatment of the tax position taken. Once it is determined that there is a probable deferred tax asset, it is then reduced by a valuation allowance to the extent it is deemed more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax asset will not be realized. Under UK GAAP, both the existence of the asset and the probability of its recoverability are considered in combination, and a deferred tax asset is recognized only to the extent that its existence and recoverability are probable (a threshold which is higher than "more likely than not").

l)    Exceptional items

Under UK GAAP, exceptional items are those that, by virtue of their size or nature, the Board of Directors believes should be separately disclosed. Such items are included within the profit and loss account heading and disclosed in the notes to the consolidated financial statements. Under US GAAP, there is no such concept as exceptional items. Exceptional items would not be considered extraordinary or non-operating items under US GAAP.

m)  Mexican excise rebate

Under UK GAAP, we are recognizing the amount due when offset against future excise duty and other taxes payable.

Under US GAAP, the Mexican excise rebate was recognized upon the issuance of a favorable court judgment and additional interest and inflation adjustments are recognized as they accrue.

n)    Liabilities

The Group is contractually obligated to make a payment to a business venture partner upon termination of the venture which, unless renewed, is scheduled to terminate in 2029. Under UK GAAP, the Group records the obligation at the present value of the payment obligation, discounted at a risk-adjusted rate to reflect the time value of money, and recognizes interest expense each period such that the recorded obligation will equal the payment obligation at the currently best estimated scheduled maturity. Under US GAAP, the obligation is recorded at the amount payable at maturity (i.e. undiscounted).

o)    Earnings per share

Earnings per share computations (both basic and diluted) under US GAAP are determined by dividing net income in accordance with US GAAP by continuing and discontinued operations by the same number of shares used in the earnings per share calculations under UK GAAP (see note 10).

The following statements provide a reconciliation between profit earned for ordinary shareholders under UK GAAP and net income under US GAAP, and a reconciliation between shareholders' equity under UK GAAP and shareholders' equity under US GAAP.

			Year ended 31 August
	Note		2001		2000
			£		£
			(million)
Profit earned for ordinary shareholders in accordance with UK GAAP			344		330
Adjustments to conform with US GAAP:
Brands	a	)	(32)		(31)
Goodwill	a	)	(16)		(21)
Other intangible assets	a	)	(5)		(7)
Stock	c	)	(1)		–
Disposal of UK Retail	e	)	–		1,279
Restructuring costs	f	)	(10)		4
Pension costs and other post retirement benefits	g	)	(3)		(1)
Share compensation	h	)	(1)		2
Derivative instruments	j	)	(19)		(41)
Mexican excise rebate	m	)	94		–
Other			2		7
Deferred taxation—Other	k	)	–		10
Deferred taxation—On above US GAAP adjustments	k	)	(21)		23
Minority share of above adjustments			–		–

Net income in accordance with US GAAP			332		1,554

Continuing operations			332		266
Discontinued operations			–		1,288

Net income in accordance with US GAAP			332		1,554

Other comprehensive income:
Minimum pension liability			(207)		–
Currency translation differences			(11)		38

Comprehensive income in accordance with US GAAP			114		1,592

Basic and diluted net earnings per ordinary share
Continuing operations			31.5	p	25.1	p
Discontinued operations			0.0	p	121.6	p

			31.5	p	146.7	p

Goodwill and other intangible assets—adoption of SFAS No. 142
Reported net income in accordance with US GAAP			332		1,554
Add back: brand amortization			32		31
Add back: goodwill amortization			29		25

Adjusted net income in accordance with US GAAP			393		1,610

Basic and diluted earnings per share–continuing operations:
Reported net income in accordance with US GAAP	31.6p	25.1p
Brand amortization	3.1p	2.9p
Goodwill amortization	2.8p	2.4p

Adjusted net income in accordance with US GAAP	37.5p	30.4p

Shareholders' Equity

			Year ended 31 August
	Note		2001	2000
			£	£
			(million)
Shareholders' funds as reported in the Group balance sheet			341	137
Adjustments to conform with US GAAP:
Brands —Costs	a	)	1,559	1,252
Brands —Accumulated amortization	a	)	(356)	(325)
Goodwill —Costs	a	)	471	713
Goodwill —Accumulated amortization	a	)	(180)	(168)
Other intangible assets—Costs	a	)	197	196
Other intangible assets—Accumulated amortization	a	)	(166)	(161)
Associated undertakings	b	)	57	57
Stock	c	)	85	1
Investments	d	)	(61)	(39)
Restructuring costs	f	)	4	14
Pension and other post retirement benefits	g	)	(291)	8
Share compensation	h	)	1	2
Proposed dividends	i	)	80	74
Derivative instruments	j	)	(5)	20
Mexican excise rebate	m	)	94	–
Liabilities	n	)	(38)	(39)
Other			1	12
Deferred taxation—Other	k	)	51	50
Deferred taxation—On above US GAAP adjustments	k	)	(360)	(291)
Minority share of above adjustments			–	–

Shareholders' equity in accordance with US GAAP			1,484	1,513

The effect of applying US GAAP to items other than those directly affecting net income or shareholders' equity is dealt with in other notes relating to the financial statements.

Consolidated statement of cash flows

The consolidated statement of cash flows prepared under UK GAAP presents substantially the same information as that required under US GAAP but may differ, however, with regard to classification of items within the statements and as regards to the definition of cash under UK GAAP and cash and cash equivalents under US GAAP.

Under US GAAP, cash and cash equivalents include short-term highly liquid investments but do not include bank overdrafts. Under UK GAAP, cash flows are presented separately for operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquistions, equity dividends and management of liquid resources and financing. US GAAP, however, requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under UK GAAP would, with the exception of dividends paid to minority shareholders, be included as operating activities under US GAAP.

The payment of dividends would be included as a financing activity under US GAAP. Under UK GAAP, all interest is treated as part of returns on investments and servicing of finance. Under US GAAP, capital expenditure and financial investment and acquistions are reported within investing activities.

	Year ended 31 August
	2001	2000
	£	£
	(million)
Cash inflow from operating activities	326	291
Cash outflow from investing activities	(537)	(2)
Cash inflow/(outflow) from financing activities	212	(416)

Increase/(decrease) in cash and cash equivalents	1	(127)
Effect of foreign exchange rate changes	(2)	3
Cash and cash equivalents at beginning of the year under US GAAP	112	236

Cash and cash equivalents at end of the year under US GAAP	111	112

New accounting standards

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets.

SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after 30 June 2001. SFAS No. 141 also specifies certain criteria that intangible assets must meet to be recognized apart from goodwill.

Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as an operating segment under SFAS No. 131—Disclosures about Segments of an Enterprise and Related Information or one level lower. Goodwill will no longer be tested for impairment under SFAS No. 121—Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board Opinion No. 18—The Equity Method of Accounting for Investments in Common Stock. Under SFAS No. 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives. SFAS No. 142 is effective beginning 1 September 2002, although goodwill and other intangible assets with indefinite lives arising on business combinations consummated after 30 June 2001 will not be amortized. On initial adoption the Group may be required to record a cumulative effect adjustment to reflect the impairment of previously recognized intangible assets. The Group has not completed its analysis of the effect of the initial adoption of SFAS No. 141 and 142 on its financial statements, however the required transition impairment tests are not expected to result in impairment charges.

In June 2001, SFAS No. 143, Accounting for Asset Retirement Obligations, was issued. SFAS No. 143 requires the Group to record the fair value of asset retirement obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs in the period in which it is incurred, if a reasonable estimate of fair value can be made. SFAS No. 143 will be adopted in the 2003 fiscal year.

In August, 2001, SFAS No. 144—Accounting for the Impairment of Disposal of Long-Lived Assets, was issued. SFAS No. 144 establishes a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include more disposal transactions. SFAS No. 144 will be adopted during the 2003 fiscal year.

The Group has not yet determined the impact of adopting SFAS No. 143 and SFAS No. 144.

During 2001 and 2000, the FASB's Emerging Issues Task Force ("EITF") addressed various issues related to the income statement classification of certain promotional payments, including consideration from a vendor to a reseller or another party that purchases the vendor's product. EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Product, was issued in November 2001 and codified earlier pronouncements. The Group plans to implement EITF 01-9 in the period ending 28 February 2002. As a result, certain cash incentives (including buydown programs with resellers, cooperative advertising programs and slotting fees) previously included within operating costs for both UK GAAP and US GAAP will be recorded as a reduction of revenue and operating costs under US GAAP. The Group estimates that the adoption of EITF 01-9 will decrease the US GAAP revenues and operating costs during the year ended 31 August 2001 by £120 million (2000: £100 million). The adoption of EITF 01-9 will have no impact on profit earned for ordinary shareholders or basic and diluted earnings per share.

Derivatives

Effective 1 September 2000, the Group adopted SFAS No. 133—Accounting for Derivatives Instruments and Hedging Activities, as amended by SFAS No. 137 and 138. SFAS No. 133 requires that all derivative instruments are recognized as assets or liabilities on the balance sheet and measured at fair value, regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically either in earnings or in earnings of stockholders' equity (as a component of other comprehensive income), depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivatives designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized currently in earnings. For derivatives designated as cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in accumulated other comprehensive income on the balance sheet until the hedged item is recognized in earnings. The ineffective portion of the fair value changes are recognized in earnings immediately. Changes in the fair value of derivative instruments not designated as hedges are recognised currently in earnings.

Under US GAAP, and prior to the adoption of SFAS No. 133, the Group's derivative instruments did not qualify for hedge accounting treatment. Under SFAS No. 133, the Group continues to not qualify for hedge accounting treatment. As a result, the transition to SFAS No. 133 had no impact on the financial statements of the Group.

Accumulated Other Comprehensive Income

	Translation differences	Minimum Pension Liability	Accumulated Other Comprehensive Income
	£	£	£
	(million)
At 31 August 1999	(473)	–	(473)
Net current period charge	38	–	38

At 31 August 2000	(435)	–	(435)
Net current period charge	(11)	(207)	(218)

At 31 August 2001	(446)	(207)	(653)

Net current period charge is net of income taxes of £88 million related to minimum pension liability.

Pension Plans and Post Retirement Medical Benefits (US GAAP)

For the purposes of disclosure in accordance with US GAAP, the pension cost of the Group's major retirement plans have been restated in the following tables in accordance with the requirements of SFAS No. 87—Employers' Accounting for Pensions. The Group's post retirement benefit obligations other than pensions have been restated in the tables below in accordance with SFAS No. 106—Employers' Accounting for Post Retirement Benefits Other than Pensions. The disclosures below are in accordance with SFAS No. 132—Employers' Disclosures about Pensions and Other Post Retirement Benefits.

It was not feasible to apply SFAS No. 87 on the effective date specified in the standard for the pension plans in the Netherlands and the UK. SFAS No. 87 calculations were made for the first time for these plans as at 1 September 1999. The amount of the asset that was recorded directly to equity in the opening balance sheet under US GAAP for these plans was £152 million and the amortization period used for the transitional asset was 15 years.

It was not feasible to apply SFAS No. 106 on the effective date specified in the standard for the post retirement medical plan in the UK. The initial SFAS No. 106 calculations were as at 1 September 1999 and resulted in £14 million liability being recorded directly to equity in the opening balance sheet. There is no transitional provision for this standard.

The funded status of the Group's major post retirement plans under SFAS No. 87 and No. 106 is as follows:

	Pension benefits		Post retirement benefits
	31 August		31 August
	2001	2000	2001	2000
	£	£	£	£
	(million)
Benefit obligation
Benefit obligation at the beginning of the year	2,052	2,148	62	56
Service cost	11	18	1	1
Interest cost	143	138	4	4
Plan participants' contributions	4	7	–	–
Plan amendments	8	–	2	–
Acquisitions	5	–	–	–
Curtailments	(1)	(1)	–	–
Special termination benefits	2	–	–	–
Divestitures	(30)	–	–	–
Actuarial loss/(gain)	263	(157)	5	1
Benefits paid	(132)	(125)	(5)	(5)
Exchange adjustment	(5)	24	(1)	5

Benefit obligation at the end of the year	2,320	2,052	68	62

Plan assets
Fair value of the plan assets at the beginning of the year	2,734	2,414	–	–
Actual return on assets	(333)	391	–	–
Employer's contributions	18	14	5	5
Plan participants' contributions	4	7	–	–
Divestitures	(30)	–	–	–
Benefits paid	(132)	(125)	(5)	(5)
Expenses paid	(3)	(3)	–	–
Exchange adjustment	(7)	36	–	–

Fair value of the plan assets at the end of the year	2,251	2,734	–	–

Funded status	(69)	682	(68)	(62)
Unrecognized prior service cost	23	17	–	(3)
Unrecognized net (gain)/loss	342	(431)	(17)	(24)
Unrecognized transitional asset	(15)	(21)	–	–

Prepaid/(accrued) pension cost	281	247	(85)	(89)

The US GAAP amounts recognized in the consolidated financial statements were:
Prepaid benefit cost	307	269	–	–
Accrued benefit liability	(26)	(22)	(85)	(89)
Additional liability	(295)	–	–	–
Accumulated other comprehensive income	295	–	–	–

	281	247	(85)	(89)

The net periodic benefit cost for the major retirement SFAS No. 87 and in respect of other post-retirement benefits under SFAS No. 106 was:

	Pension benefits		Post retirement benefits
	31 August		31 August
	2001	2000	2001	2000
	£	£	£	£
	(million)
Service cost	11	18	1	1
Interest cost	143	138	4	4
Expected return on assets	(171)	(163)	–	–
Amortization of unrecognized transition amount	(6)	(6)	–	–
Amortization of unrecognized gain	(2)	–	(1)	(1)
Amortization of unrecognized prior service cost	2	2	(1)	(1)
Gain recognized on curtailment or settlement	(1)	(1)	–	–

Net periodic benefit cost	(24)	(12)	3	3

The cost of business combinations was £5 million for the year ended 31 August 2001 (2000: nil).

In addition to the above, the costs of providing special or contractual termination benefits were £2 million for the year ended 31 August 2001 (2000: nil). The event that gave rise to this recognised cost was the Early Retirement Window programme for the Hiram Walker Corporate Plan as at 1 January 2001.

	Year ended 31 August
	2001	2000
	£	£
	(million)
The aggregate funded status of pension plans can be analyzed as follows:
For plans with Projected Benefit Obligation in excess of plan assets
Aggregate Projected Benefit Obligation	2,033	38
Aggregate fair value of plan assets	1,864	19
The aggregate figures for plans in which the Accumulated Benefit Obligation exceeds plan assets can be analyzed as follows:
Aggregate Accumulated Benefit Obligation	1,984	24
Aggregate fair value of plan assets	1,851	10

The following assumptions, on a weighted-average basis, were used in the accounting of the defined benefit pension plans:

	31 August 2001		31 August 2000
	UK	Overseas	UK	Overseas
	%	%	%	%
Discount rate	5.8	7.0	6.7	7.1
Expected long-term rate of return on plan assets	7.2	8.8	6.7	8.6
Rate of compensation increase	4.3	4.6	4.3	4.6

The following assumptions, on a weighted-average basis, were used in the accounting of the post retirement medical plans:

	31 August 2001		31 August 2000
	UK	Overseas	UK	Overseas
	%	%	%	%
For the net periodic post retirement benefit cost
Discount rate	6.7	7.4	6.1	7.5
Healthcare cost trend rate (first year)	5.0	7.3	5.0	7.5
For the funded status
Discount rate	5.6	7.1	6.7	7.4
Healthcare cost trend rate (first year)	5.0	6.9	5.0	7.3

For overseas plans, the healthcare cost is assumed to decrease gradually over the short to medium term culminating in an ultimate weighted average rate of 3% from 2007. The effect of a one-percentage- point increase and the effect of a one-percentage-point decrease in the assumed healthcare cost trend rates on the service cost plus interest cost and the accumulated post retirement medical obligation are:

	31 August
	2001	2000
	%
One-percentage-point increase effect on service cost plus interest cost	–	–
One-percentage-point decrease effect on service cost plus interest cost	–	–
One-percentage-point increase effect on the accumulated post retirement benefit obligation	3	3
One-percentage-point decrease effect on the accumulated post retirement benefit obligation	(4)	(4)

The costs recognized for defined contribution pension plans were £3 million for the year ended 31 August 2001 (2000: £2million). There were no significant changes in the rate of employer contributions compared to the prior year nor were there business combinations or divestitures in the current year impacting on such plans.

Additional information required by US GAAP for share options

Employee share option plans

The Company applies APB Opinion No. 25 and related interpretations when accounting for its share option plans. Had compensation cost for the Company's share option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the alternative methodology set out in SFAS No. 123—Accounting for Stock-Based Compensation, net income and earnings per ordinary share in accordance with US GAAP would be in the pro forma amounts indicated below:

	Year ended 31 August
	2001	2000
	£	£
	(million)
Net Income
As reported	332	1,554
Pro forma	332	1,551
Earnings per ordinary share (pence)
As reported	31.5	146.7
Pro forma	31.5	146.5

These pro forma amounts may not be representative of future expenses as they are subjective in nature and involve uncertainties and matters of judgement, and therefore cannot be determined precisely. Changes in assumptions could affect the estimates.

The fair value of options which, in determining the pro forma impact is assumed to be amortised in the statement of income over the option vesting period, is estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions:

	Year ended 31 August
	2001		2000
Weighted average fair value of options whose exercise price equals the market price on the grant date	99	p	78	p
Weighted average assumptions
Risk free interest rate	5.1%		6.0%
Expected Life (months)	36		36
Expected Volitility	35.6%		32.2%
Dividend Yield	3.0%		3.2%
Weighted average fair value of options whose exercise price is less than the market price on the grant date	372	p	105	p
Weighted average assumptions
Risk free interest rate	5.1%		5.9%
Expected Life (months)	36		36
Expected Volitility	35.6%		34.0%
Dividend Yield	3.0%		3.3%

Valuation and qualifying accounts

	Balance at beginning of year	Profit and loss account movements	Other	Balance at end of year
	£	£	£	£
	(million)
Year ended 31 August 2001
Provisions against debtors	48	(5)	3	46
Provisions against stock	15	(2)	–	13
Year ended 31 August 2000
Provisions against debtors	44	1	3	48
Provisions against stock	17	(2)	–	15

35.    UK Companies Act 1985

These financial statements do not comprise the Group's "statutory accounts" within the meaning of section 240 of the UK Companies Act 1985. Statutory accounts for the year ended 31 August 2001, 2000 and 1999 have been delivered to the Registrar of Companies for England and Wales. The auditors' reports on such accounts were unqualified.

ALLIED DOMECQ PLC

UNAUDITED INTERIM CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Six months ended 28 Febuary 2002			Six months ended 28 Febuary 2001
	Note	Before goodwill and exceptional items	Goodwill and exceptional items	Total	Before goodwill and exceptional items	Goodwill and exceptional items	Total
		£	£	£	£	£	£
		(million, except for per share data)
Turnover	3	1,704	–	1,704	1,457	–	1,457

Operating costs:
—goodwill amortization		–	(18)	(18)	–	(4)	(4)
—Mexican excise rebate		–	115	115	–	–	–
—other		(1,396)	(13)	(1,409)	(1,187)	(6)	(1,193)

Operating profit		308	84	392	270	(10)	260
Share of profits of associated undertakings		5	–	5	7	–	7

Trading profit	3	313	84	397	277	(10)	267
Finance charges	5	(62)	–	(62)	(41)	–	(41)

Profit on ordinary activities before taxation		251	84	335	236	(10)	226
Taxation on profit on ordinary activities	7	(63)	(37)	(100)	(60)	1	(59)

Profit on ordinary activities after taxation		188	47	235	176	(9)	167
Minority interests—equity and non-equity		(8)	–	(8)	(6)	–	(6)

Profit earned for ordinary shareholders for the period		180	47	227	170	(9)	161
Ordinary dividends	8	(53)	–	(53)	(47)	–	(47)

Retained profit		127	47	174	123	(9)	114

Earnings per ordinary share:
—basic and diluted	6	17.2p	4.4p	21.6p	16.1p	(0.9p )	15.2p

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

ALLIED DOMECQ PLC

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEET

	Note	28 February 2002
		(£ million)
Fixed assets
Intangible assets	14	775
Tangible assets		844
Investments and loans		118
Associated undertakings		76

Total fixed assets		1,813

Current assets
Stocks:
Raw materials and consumables		51
Maturing inventory		999
Finished products		254
Bottles, cases and pallets		16

Stocks		1,320
Debtors due within one year		715
Debtors due after more than one year		334
Cash at bank and in hand	11	185

Total current assets		2,554

Creditors (due within one year)
Short term borrowings	11	(1,332)
Dividends		(53)
Other creditors		(913)

Total current liabilities		(2,298)

Net current assets		256

Total assets less current liabilities		2,069

Creditors (due after more than one year)
Loan capital	11	(1,178)
Other creditors		(54)

Total creditors due after more than one year		(1,232)

Provisions for liabilities and charges	12	(267)

Net assets		570

Capital and reserves
Called up share capital		267
Share premium account		26
Merger reserve		(823)
Profit and loss account		1,025

Shareholders' funds—equity		495
Minority interests—equity and non-equity		75

		570

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

ALLIED DOMECQ PLC

UNAUDITED INTERIM CONSOLIDATED RECONCILIATION OF MOVEMENTS
IN SHAREHOLDERS' FUNDS

Six months ended 28 February 2002
(£ million)
Shareholders' funds at the beginning of the period	341

Profit earned for ordinary shareholders in the period	227
Currency translation differences on foreign currency net investments	(17)
Deferred taxation—origination and reversal of timing differences	(3)

Total recognized gains and losses relating to the period	207
Dividends	(53)

Net movement in shareholders' funds	154

Net shareholders' funds at the end of the period	495

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

ALLIED DOMECQ PLC

UNAUDITED INTERIM CONSOLIDATED CASH FLOW STATEMENT

		Six months ended 28 February
	Note	2002	2001
		(£ million)
Reconciliation of operating profit to net cash inflow from operating activities
Operating profit		392	260
Goodwill amortization		18	4
Depreciation		33	28
Increase in stocks		(79)	(35)
Decrease/(increase) in debtors		15	(46)
Decrease in creditors		(2)	(15)
Expenditure against provisions for reorganization and restructuring costs		(15)	(26)
Other items		20	9

Net cash inflow from operating activities		382	179

Consolidated cash flow statement
Net cash inflow from operating activities		382	179
Dividends received from associated undertakings		2	3
Returns on investments and servicing of finance	9	(64)	(49)
Taxation paid	9	(96)	(32)
Capital expenditure and financial investment	9	(63)	(44)
Acquisitions and disposals	9	(555)	(363)
Equity dividends paid		(80)	(116)

Cash outflow before use of liquid resources and financing		(474)	(422)
Management of liquid resources		(21)	(6)
Financing	9	98	342

Decrease in cash in the period	11	(397)	(86)

Reconciliation of net cash flow to movement in net debt
Decrease in cash in the period		(397)	(86)
Increase in liquid resources		21	6
Increase in loan capital		(98)	(342)

Movement in net debt resulting from cash flows		(474)	(422)
Exchange adjustments		3	(30)

Movement in net debt during the period		(471)	(452)
Opening net debt		(1,854)	(1,252)

Closing net debt	11	(2,325)	(1,704)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

ALLIED DOMECQ PLC

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of preparation

These unaudited consolidated interim financial statements for the six months ended 28 February 2002 and 2001 have been prepared under the historical cost convention and comply with accounting policies generally accepted in the United Kingdom ("UK GAAP"). The accounting policies have been applied on a basis consistent with those applied in the preparation of the Group's audited consolidated financial statements. However, the interim financial statements do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. Accordingly, the interim financial statements should be read in conjunction with the Group's audited consolidated financial statements. Note 16 includes a reconciliation of net income and shareholders' equity from UK GAAP to US generally accepted accounting principles ("US GAAP").

        The six month periods ended 28 February 2002 and 2001 are regarded as distinct financial periods for accounting purposes with the exception of taxation where the periods are allocated an appropriate proportion of the expected total annual charge. These interim financial statements reflect all normal and recurring adjustments, which are in the opinion of management, necessary to present this data fairly. The results for the six months ended 28 February 2002 are not necessarily indicative of the results for the full year.

2. Accounting policy change

These interim financial statements comply with Financial Reporting Standard 19—Deferred Tax. The statement requires deferred tax to be provided in respect of all differences that arise from inclusion of gains and losses in tax assessments in periods different from those in which they are recognized in the consolidated financial statements. Deferred tax assets are recognized to the extent they are regarded as recoverable. FRS 19 was adopted as at 28 February 2002 and, accordingly, previously presented financial statements have been retroactively restated to reflect the effect of adopting the new standard. Compliance with this standard has resulted in a reduction in the share of reserves of associated undertakings of £7 million and an increase in the deferred tax provision of £46 million at 31 August 2001. The overall tax charge for the period to 28 February 2001 has not changed as a result of restatement under FRS19. Adoption of the standard has not impacted the tax charge for the period to 28 February 2002.

3. Segmental activity by class of business

	Spirits & Wine	QSR	Other (Note a)	Total
	(£ million)
Turnover	1,571	133	–	1,704
Trading profit before exceptional items and goodwill (Note b)	286	24	3	313
Goodwill amortization	(18)	–	–	(18)
Exceptional items	102	–	–	102

Profit before finance charges	370	24	3	397
Finance charges				(62)

Profit on ordinary activities before taxation				335

Assets employed (Note c)	3,156	112	43	3,311
Six months ended 28 February 2001
Turnover	1,327	130	–	1,457
Trading profit before exceptional items and goodwill (Note b)	253	21	3	277
Goodwill amortization	(4)	–	–	(4)
Exceptional items	(6)	–	–	(6)

Profit before finance charges	243	21	3	267
Finance charges				(41)

Profit on ordinary activities before taxation				226

Notes:
(a)
The "Other" segment comprises the investment in Britannia Soft Drinks.
(b)
For the six months ended 28 February 2002 trading profit is before goodwill amortization of £18 million (2000: £4 million) and exceptional items profit of £102 million (2000: loss—£6 million). The exceptional items profit for February 2002 comprises Mexican excise rebate of £115 million less costs of £13 million in respect of a distillation strategy review in Scotland. The exceptional items loss for February 2001 comprise aborted acquisition costs of £5 million and Euro conversion costs of £1 million.
(c)
Assets employed are before deducting net borrowings of £2,325 million, tax payable of £363 million and dividends payable of £53 million to give net assets of £570 million.

4. Geographical analysis

	Six months ended 28 February
	2002		2001
By country of destination	Turnover	Trading profit*	Turnover	Trading profit*
	(£ million)
Europe	630	105	524	95
Americas	818	158	751	144
Rest of World	256	50	182	38

	1,704	313	1,457	277

*
Trading profit above is before goodwill amortization and exceptional items which for the six months to 28 February 2002 relate to Europe (loss—£22 million), Americas (profit—£115 million) and Rest of World (loss—£9 million).

	Six months ended 28 February
	2002		2001
By country of operation	Turnover	Trading profit*	Turnover	Trading profit*
	(£ million)
Europe	992	138	813	116
Americas	936	151	873	146
Rest of World	206	24	134	15

	2,134	313	1,820	277
Turnover with group companies	(430)	–	(363)	–

	1,704	313	1,457	277

*
Trading profit above is before goodwill amortization and exceptional items which for the six months to 28 February 2002 relate to Europe (loss—£22 million), Americas (profit—£115 million) and Rest of World (loss—£9 million).

5. Finance Charges

	Six months ended 28 February
	2002	2001
	(£ million)
Interest on bank loans, overdrafts and other loans	69	50
Less: deposit and other interest receivable	(7)	(9)

Total	62	41

6. Earnings per share

Basic earnings per share of 21.6p (2001: 15.2p) has been calculated on earnings of £227 million (2001: £161 million) divided by the average number of shares of 1,049 million (2001: 1,056 million).

        Diluted earnings per share of 21.6p (2001: 15.2p) has been calculated on earnings of £227 million (2001: £161 million) divided by the average number of potentially dilutive ordinary shares of 1,050 million (2001: 1,057 million).

	Six months ended 28 February
Average number of shares
	2002	2001
	(£ million)
Weighted average ordinary shares in issue during the period	1,068	1,068
Weighted average ordinary shares owned by the Allied Domecq Employee Trusts	(19)	(12)

Weighted average ordinary shares used in basic earnings per share calculation	1,049	1,056

7. Taxation

The £100 million (2001: £59 million) total taxation charge/(credit) for the six months to 28 February 2002 comprises UK taxation of (£1 million) (2001: £6 million), overseas taxation of £99 million (2001: £51 million) and taxation on the profits of associated undertakings of £2 million (2001: £2 million).

8. Ordinary dividends

The Board has declared an interim dividend of 4.9p per ordinary share (2001: 4.5p) payable on 26 July 2002.

9. Detailed analysis of gross cash flows

	Six months ended 28 February
	2002	2001
	(£ million)
Returns on investment and servicing of finance
Interest received	2	2
Interest paid	(63)	(49)
Dividends paid to minority shareholders	(3)	(2)

	(64)	(49)

Taxation paid
UK taxation	(10)	(1)
Overseas taxation	(86)	(31)

	(96)	(32)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(53)	(38)
Sale of tangible fixed assets	4	15
Purchase of intangible fixed assets	–	(23)
Net decrease in trade investments	(6)	2
Purchase of ordinary share capital for employee trusts	(8)	–

	(63)	(44)

Acquisitions and disposals
Purchase of subsidiary undertakings	(519)	(268)
Borrowings acquired with subsidiary undertakings	(36)	(96)
Cash and overdrafts disposed of with subsidiary undertakings	–	–
Sale of associated undertakings	–	1

	(555)	(363)

Financing
Redemption of debt	–	–
Increase in long term debt	–	–
Increase in other debt	98	342

	98	342

Supplemental schedule of non-cash investing activities

        During the six months ended 28 February 2002, the Group acquired companies for a total consideration of £288 million (2001: £268 million). In conjunction with the acquisitions, liabilities were assumed as follows:

	Six months ended 28 February
	2002	2001
	(£ million)
Fair value of assets acquired	384	445
Cash paid for acquisitions	(288)	(268)

Liabilities assumed	96	177

10. Reconciliation of net cash inflow from operating activities to free cash flow

	Six months ended 28 February
	2002	2001
	(£ million)
Net cash inflow from operating activities	382	179
Capital expenditure net of sale of tangible assets	(49)	(23)
Dividends received from associated undertakings	2	3

Operating cash net of fixed assets	335	159
Taxation paid	(96)	(32)
Net interest paid	(61)	(47)
Dividends paid—ordinary shareholders	(80)	(116)
—minorities	(3)	(2)

Free cash flow	95	(38)

11. Net debt

	Six months ended 28 February 2002
	Cash at bank and in hand	Borrowings due within one year	Loan capital due within one year	Loan capital due after one year	Net debt
	(£ million)
At the beginning of the period	111	(660)	(110)	(1,195)	(1,854)
Increase/(decrease) in cash	53	(450)	–	–	(397)
Increase in liquid resources	21	–	–	–	21
(Increase)/decrease in loan capital	–	–	(109)	11	(98)
Exchange adjustments	–	(5)	2	6	3

At the end of the period	185	(1,115)	(217)	(1,178)	(2,325)

12. Provisions for liabilities and charges

The following table provides an analysis of the movement in reorganization and restructuring provisions from 31 August 2001 to 28 February 2002:

	Employee costs	Other	Total
	(£ million)
At 31 August 2001	7	8	15
Utilized during the period	(4)	(4)	(8)

At 28 February 2002	3	4	7

        During the period ended 28 February 2002, £8 milion of the provisions previously created were utilized. Of these, £2 million was utilized under the Global Overhead and Activity Review (GOAR) programme, £5 million was utilized for other restructuring and the balance completed the site rationalization programme. In total, £4 million was utilized in relation to headcount and the remaining £4 million represented £3 million on ice-cream manufacturing exit costs and £1 million for IT.

13. Contingent liabilities

In the normal course of business, the Group has a number of legal claims or potential claims against it, none of which are expected to give rise to material loss. We are not currently involved in any legal or arbitration proceedings, including any proceedings which are threatened or pending of which we are aware, which may have a material effect on our financial position, results of operations or liquidity.

14. Acquisitions

(a) Acquisition of Kuemmerling GmbH

	Book Values	Accounting Policy Adjustments	Fair Value Adjustments	Total
	(£ million)
Tangible fixed assets	2	–	5	7
Stocks	2	–	–	2
Debtors	8	–	–	8
Borrowings	(1)	–	–	(1)
Creditors	(7)	–	–	(7)
Taxation	(1)	–	–	(1)

Net assets acquired	3	–	5	8

Goodwill				116

Purchase consideration—cash				124

        On 4 September 2001, the Group completed the acquisition of all the outstanding share capital of Kuemmerling GmbH. Kuemmerling GmbH strengthens the Group's global spirits business and will be consolidated into the Group's Spirits & Wine segment. The goodwill arising on this acquisition principally relates to the purchase of an established spirits brand.

        The acquisition will be accounted for using the purchase method of accounting with goodwill being amortized over a 20 year period on a straight line basis. The goodwill and other amounts arising will be subject to adjustment as the fair values are finalized. None of the goodwill arising on this acquisition is deductible for tax purposes. The results of operations of Kuemmerling GmbH are included in the Group's consolidated profit and loss account from the date of acquisition.

(b) Acquisition of Bodegas Y Bebidas S.A.

	Book Values	Accounting Policy Adjustments	Fair Value Adjustments	Total
	(£ million)
Tangible fixed assets	73	–	9	82
Investments	4	(4)	–	–
Stocks	49	–	–	49
Debtors	63	–	–	63
Borrowings	(35)	–	–	(35)
Creditors	(42)	–	–	(42)
Taxation	(3)	–	–	(3)
Other provisions	(5)	–	2	(3)
Minority interests	(4)	–	–	(4)

Net assets acquired	100	(4)	11	107

Goodwill				57

Purchase consideration—cash				164

        On 27 December 2001, the Group acquired 98% of the outstanding share capital of Bodegas Y Bebidas S.A. ("BYB") for EUR 279 million. The acquisition strategically expands the Group's global wine business and is included within the Spirits & Wine segment. Goodwill arising on the acquisition principally relates to the purchase of established premium wine brands and will be amortized over a 20 year period on a straight line basis.

        The acquisition is accounted for using the purchase method. We anticipate that goodwill arising on the acquisition will be deductible for tax purposes, although the amount is yet to be determined. The goodwill and other amounts arising may be subject to adjustment as the fair values are finalized. This is subject to possible further adjustment. The results of operations of BYB are included in the Group's consolidated profit and loss account from the date of the acquisition.

(c) Unaudited pro-forma information

        The following represents the Group's unaudited pro-forma results of operations as though the Kuemmerling GmbH and BYB acquisitions had occurred at the beginning of the periods ended 28 February 2002 and 2001 and as though Montana Group (NZ) Limited, G.H. Mumm & Cie and Champagne Perrier Jouët and other wine acquisitions had occurred at the beginning of the period ended 28 February 2001. The unaudited pro-forma information is not necessarily indicative of the results that would have resulted had the acquisitions occurred at the beginning of the periods presented, nor is it necessarily indicative of future results.

	Six months ended 28 February 2002	Six months ended 28 February 2001
	(£ millions)
	(Unaudited)	(Unaudited)
Revenues	1,747	1,662
Net income	229	144
Earnings per share (basic and diluted)—pence	21.8p	13.6p

15. Events since the balance sheet date

(a) Malibu and Mumm Cuvée Napa

        On 22 May 2002, the Group acquired Malibu, a coconut-flavored rum-based spirit, and Mumm Cuvée Napa (MCN), a premium Californian sparkling wine, and associated assets from Diageo plc for cash consideration of £560 million and £27 million each respectively, subject to a working capital adjustment. In addition, the Group and Destileria Serralles, Inc. have reached agreement with Diageo to withdraw litigation in relation to rights to the Captain Morgan rum brand.

        The primary reasons for the purchases are the strategic acquisition of a global spirits brand with proven growth, and a premium wine further developing the global wine business. The acquisition will be accounted for using the purchase method of accounting and the Group's consolidated profit and loss account will include the results of operations from the date of acquisition. We do not expect any goodwill to arise on the acquisition of Malibu and it is anticipated that the goodwill arising on the acquisition of MCN will be deductible for tax purposes, although the amount is yet to be determined.

(b) Issuance of New Ordinary Shares

        On 4 March 2002, the Group issued 39 million of new Ordinary Shares (the "New Ordinary Shares") at a price of 390p per New Ordinary Share. The New Ordinary Shares represent 3.7% of the Group's existing issued share capital. The gross proceeds of £152 million were used towards the financing of the Malibu and MCN acquisitions.

(c) Issuance of Bonds

        On 29 May 2002, the Group issued EUR 600 million (£384 million) and £250 million in bonds maturing in 2009 and 2014, respectively. The net proceeds of £629 million were used to refinance short-term debt resulting from the Malibu and MCN acquisitions.

16. Differences between UK and US Generally Accepted Accounting Principles

The Group's consolidated financial statements have been prepared in accordance with UK GAAP, which differs from US GAAP. The significant differences between UK GAAP and US GAAP, which affect the Group's net income and shareholders' equity are set out in note 34 to the Group's audited consolidated financial statements included on pages F-3 to F-67 for the year ended 31 August 2001 and 2000. In addition to these items, other significant differences that affect the Group's net income for the six months ended 28 February 2002 and 2001 and shareholders' equity at 28 February 2002 are as follows:

New US GAAP standards implemented in the period

Effective 1 September 2001, the Group adopted Emerging Issues Task Force ("EITF") 01-9—Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products. EITF 01-9 requires that certain cash incentives be recorded as a reduction of revenue. The Company enters into a wide range of commercial arrangements with its customers which include:

  •
  slotting fees in the form of listing allowances and purchase of space display;

  •
  cooperative advertising arrangements such as customer managed promotions; and

  •
  buydown incentives such as redemptions and other short-term price promotion.

Where no identifiable benefit is sufficiently separable from such arrangements the costs are treated as a reduction from revenue and recognized as incurred on an accruals basis. Those are measured at the invoiced amount. The adoption of EITF 01-9 resulted in a US GAAP reclassification to reduce UK GAAP revenues and operating costs for the six months ended 28 February 2002 by £105 million (2001: £60 million). Additionally, EITF 01-9 requires the reclassification of prior period financial statements presented for comparative purposes. This resulted in a US GAAP reclassification to reduce UK GAAP revenues and operating costs for the year ended 31 August 2001 by £120 million (2000: £100 million). The adoption of EITF 01-9 has no impact on profit earned for ordinary shareholders or basic and diluted earnings per share.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141—Business Combinations and SFAS No. 142—Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142.

The Group adopted the provisions of SFAS No. 141 as at 1 July 2001, and SFAS No. 142 as at 1 September 2002. Goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after 30 June 2001, are not amortized. Goodwill and indefinite useful life intangible assets acquired in business combinations completed before 1 July 2001 continued to be amortized through 31 August 2001. Amortization of such assets ceased on 1 September 2002 upon adoption of SFAS 142. Accordingly, the US GAAP reconciliation of net income will no longer include amortization of brands with indefinite lives with a carrying amount of £1,388 million as at 1 September 2001 and goodwill amortization recognized under UK GAAP will be reversed for the purposes of US GAAP.

Upon adoption of SFAS No. 142, the Group was required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition separate from goodwill. The Group was also required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. For intangible assets identified as having indefinite useful lives, the Group was required to test those intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Impairment was measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. The results of this analysis did not require the Group to recognize an impairment loss.

In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Statement required the Group to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Group was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of 1 September 2001. The Group was required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of 1 September 2002. This impairment test upon the adoption of SFAS No. 142 did not result in an impairment charge.

The following statements provide a reconciliation between profit earned for ordinary shareholders under UK GAAP and net income under US GAAP, and a reconciliation between shareholders' equity under UK GAAP and shareholders' equity under US GAAP.

	Six months ended 28 February
	2002	2001
	(£ million)
Profit earned for ordinary shareholders in accordance with UK GAAP	227	161
Adjustments to conform with US GAAP:
Brands	–	(16)
Goodwill	19	(8)
Other intangible assets	(2)	(3)
Stock	(45)	(1)
Restructuring costs	(2)	(5)
Pension costs and other post employment costs	6	(2)
Share compensation	–	(3)
Derivative instruments	(15)	(72)
Mexican excise tax	(51)	–
Other	1	(2)
Deferred taxation	26	26
Minority share of above adjustments	–	–

Net income in accordance with US GAAP	164	75

Other comprehensive income:
Minimum pension liability	(39)	(2)
Currency translation differences	(20)	4

Comprehensive income in accordance with US GAAP	105	77

Basic and diluted net earnings per ordinary share	15.6p	7.1p
Goodwill and other intangible assets—adoption of SFAS No. 142
Reported net income in accordance with US GAAP	164	75
Add back: brand amortization	–	16
Add back: goodwill amortization	–	13

Adjusted net income in accordance with US GAAP	164	104

Basic and diluted earnings per share—continuing operations:
Reported net income in accordance with US GAAP	15.6p	7.1p
Brand amortization	–	1.5p
Goodwill amortization	–	1.2p

Adjusted net income in accordance with US GAAP	15.6p	9.8p

28 February 2002
(£ million)
Shareholders' funds as reported in the Group balance sheet	495
Adjustments to conform with US GAAP:
Brands	1,388
Goodwill	204
Other intangible assets—Costs	184
Other intangible assets—Accumulated amortization	(155)
Associated undertakings	57
Stock	58
Investments	(82)
Restructuring costs	2
Pension and other post retirement benefits	(341)
Share compensation	1
Proposed dividends	53
Derivative instruments	(24)
Mexican excise rebate	43
Liabilities	(38)
Other	(15)
Deferred taxation	(343)
Minority share of above adjustments	–

Shareholders' equity in accordance with US GAAP	1,487

Consolidated statement of cash flows

        The consolidated statement of cash flows prepared under UK GAAP presents substantially the same information as that required under US GAAP but may differ, however, with regard to classification of items within the statements and as regards to the definition of cash under UK GAAP and cash and cash equivalents under US GAAP.

        Under US GAAP, cash and cash equivalents include short-term highly liquid investments but do not include bank overdrafts. Under UK GAAP, cash flows are presented separately for operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions, equity dividends and management of liquid resources and financing. US GAAP, however, requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under UK GAAP would, with the exception of dividends paid to minority shareholders, be included as operating activities under US GAAP.

        The payment of dividends would be included as a financing activity under US GAAP. Under UK GAAP, all interest is treated as part of returns on investments and servicing of finance. Under

US GAAP, capital expenditure and financial investment and acquisitions are reported within investing activities.

	Six months ended 28 February
	2002	2001
	(£ million)
Cash inflow from operating activities	227	103
Cash outflow from investing activities	(568)	(313)
Cash inflow/(outflow) from financing activities	415	231

Increase/(decrease) in cash and cash equivalents	74	21
Effect of foreign exchange rate changes	–	(2)
Cash and cash equivalents at the beginning of the period under US GAAP	111	112

Cash and cash equivalents at the end of the period under US GAAP	185	131

New accounting standards

        In June 2001, SFAS No. 143—Accounting for Asset Retirement Obligations was issued. SFAS No. 143 requires the Group to record the fair value of asset retirement obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs in the period in which it is incurred, if a reasonable estimate of fair value can be made. SFAS No. 143 will be adopted in the 2003 fiscal year.

        In August 2001, SFAS No. 144—Accounting for the Impairment of Disposal of Long-Lived Assets was issued. SFAS No. 144 establishes a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include more disposal transactions. SFAS No. 144 will be adopted during the 2003 fiscal year.

        The Group has not yet determined the impact of adopting SFAS No. 143 and SFAS No. 144.

        In April 2002, the FASB issued SFAS No. 145—Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning 1 September 2002, except for the provisions relating to the amendment of SFAS No. 13, which will be adopted for transactions occurring subsequent to 15 May 2002. Adoption of SFAS No. 145 will not have a material impact on the consolidated financial statements.

Accumulated Other Comprehensive Income

	Translation Differences	Minimum Pension Liability	Accumulated Other Comprehensive Income
	(£ million)
At 31 August 2001	(446)	(207)	(653)
Net current period charge	(20)	(39)	(59)

At 28 February 2002	(466)	(246)	(712)

        Net current period charge is net of income taxes of £17 million related to minimum pension liability.

Goodwill and Other Intangible Assets

Acquired Intangible Assets

	As of 28 February 2002
	Gross carrying amount	Accumulated amortization
	£	£
	(million)
Amortization intangible assets
Franchise rights	111	86
Lease interests	44	43
Supply contract	34	4
Other	29	26

Total	218	159

Non-amortized intangible assets
Brands	1,388	–

        Aggregate amortization expense for the six months ended 28 February 2002 was £5 million. Estimated amortization expense for the next five years is: £8 million in 2002, £7 million in 2003, £7 million in 2004, £7 million in 2005 and £6 million in 2006.

Goodwill

        The changes in the carrying amount of goodwill for the six months ended 28 February 2002, are as follows:

	Spirits & Wine Segment	QSR Segment	Total
	£	£	£
	(million)
Balance as of 31 August 2001	829	48	877
Goodwill acquired during the year	66	–	66
Fair value adjustments	6	–	6

Balance as of 28 February 2002	901	48	949

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

ALLIED DOMECQ PLC
/s/ PHILIP BOWMAN
Name:	Philip Bowman
Title:	Chief Executive

Date: 26 July 2002

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TABLE OF CONTENTS
PART I
PART II
PART III
INDEX TO EXHIBITS
Index to Financial Statements
INDEPENDENT AUDITOR'S REPORT TO THE SHAREHOLDERS AND BOARD OF ALLIED DOMECQ PLC
ALLIED DOMECQ PLC CONSOLIDATED PROFIT AND LOSS ACCOUNT
ALLIED DOMECQ PLC CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES
NOTE OF CONSOLIDATED HISTORICAL COST PROFITS AND LOSSES
ALLIED DOMECQ PLC CONSOLIDATED BALANCE SHEET
ALLIED DOMECQ PLC CONSOLIDATED RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
ALLIED DOMECQ PLC CONSOLIDATED CASH FLOW STATEMENT
ALLIED DOMECQ PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
ALLIED DOMECQ PLC UNAUDITED INTERIM CONSOLIDATED PROFIT AND LOSS ACCOUNT
ALLIED DOMECQ PLC UNAUDITED INTERIM CONSOLIDATED BALANCE SHEET
ALLIED DOMECQ PLC UNAUDITED INTERIM CONSOLIDATED RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
ALLIED DOMECQ PLC UNAUDITED INTERIM CONSOLIDATED CASH FLOW STATEMENT
ALLIED DOMECQ PLC NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURE